

AGL Resources™

2008 Annual Report


09037367

STRONG FUNDAMENTALS, SUSTAINABLE FUTURE

Contents

In this report, AGL Resources and our predecessor companies have maintained long relationships with our customers by delivering a valuable and useful product along with a high level of service. In this report we highlight several of these long-term relationships.

A PROGRESSIVE COMPANY WITH A LONG-TERM TRACK RECORD



Cumulative Shareholder Return on 20-Year Investment* in dollars



$1,600
$1,200
$800
$400
$0
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

* $100 invested on December 31, 1988 in AGL Resources Inc. stock, including reinvestment of dividends for years ending December 31.



60-Year History of Dividend Growth* in dollars



$2.00
$1.50
$1.00
$0.50
$0.00
1948
1958
1968
1978
1988
1998
2008

* Adjusted for stock splits

To Our Shareholders,

For more than 150 years, AGL Resources and its predecessor companies have provided safe, reliable natural gas services to our valued customers. And since becoming a public company more than 60 years ago, we have delivered financial results that consistently have generated steady and stable returns for our shareholders.

Today our country faces some of the most challenging economic times we have seen in decades. The impact has been felt in nearly every industry and company in America, including ours. Despite those challenges, we performed very well in 2008 by continuing to do the things we have done well throughout our history – focusing on the fundamentals of our business and managing the company in a way that provides long-term stability and sustainable growth.



[illegible]
Chairman, President and
Chief Executive Officer

2008 Performance Highlights

Record earnings We achieved record diluted earnings per share of $2.84 in 2008, 4.4 percent higher than in 2007, and at the upper end of our earnings guidance range for the year. Our utility and retail energy operations businesses performed well, despite the challenges of lower customer growth resulting from a significant downturn in the housing market that affected all of our service areas. Strong performance in our non-utility business, particularly wholesale services, drove

Financial Highlights

In millions, except per share amounts and market price	**2008**	2007	Change
Operating revenues	**$ 2,800**	$ 2,494	12.3%
Net income	**$ 217**	$ 211	2.8%
Earnings per common share			
Basic	**$ 2.85**	$ 2.74	4.0%
Diluted	**$ 2.84**	$ 2.72	4.4%
Weighted average number of common shares outstanding			
Basic	**76.3**	77.1	(1.0)%
Diluted	**76.6**	77.4	(1.0)%
Market capitalization (year end)	**$ 2,411**	$ 2,876	(16.2)%
Market price (year end, closing)	**$ 31.35**	$ 37.64	(16.7)%
Total assets	**$ 6,710**	$ 6,258	7.2%

earnings improvement. Our wholesale services business generated higher economic results year-over-year by capitalizing on opportunities to market both storage and transportation capacity to customers throughout the U.S.

Progress on major capital projects We achieved several significant milestones on our major capital projects during the year. The largest project, Golden Triangle Storage, is a high-deliverability salt-dome storage facility in Beaumont, Texas that will serve producers and marketers throughout the Gulf Coast region. We began construction in May 2008 and expect the first storage cavern to begin commercial operation in late 2010. We also made significant progress on our Hampton Roads Crossing pipeline project in Virginia, which will connect the northern and southern parts of our Virginia Natural Gas system to enhance reliability and access to natural gas supply for our utility customers. The construction of this pipeline includes what we believe to be the longest underground horizontal directional drilling project in the world for 24-inch steel pipe — nearly a mile and a half under the Elizabeth River. We expect to complete the project by the end of this year.

Strong liquidity position and capital discipline The turmoil in the financial markets in recent months only underscores the importance of financial strength and capital discipline in uncertain capital markets. We have a $1 billion credit facility in place that does not expire until mid-2011, which puts us in a strong position to meet ongoing working capital needs. We have a diverse group of banks supporting our credit facility and strong investment-grade credit ratings that provide good access to the capital markets.

Commitment to dividend growth We recognize the importance of the dividend component of our total value proposition to investors. In 2008 and 2009 we maintained our commitment to growing the dividend by increasing our annual dividend $0.04, or 2.4 percent each year, to an annual rate of $1.68 per share in 2008 and $1.72 per share in 2009.

2009 Operating Priorities

In 2009, we will continue to work toward completing our major capital projects, and we will continue to run each of our businesses by concentrating on operating fundamentals and discipline around operating costs and capital deployment. However, one of our highest

Sustainable Growth in Earnings Per Share* *in dollars*



$3.00
$2.50
$2.00
$1.50
$1.00
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

* *Represents calendar-year diluted earnings per share amounts.*

priorities in 2009 and 2010 will be the successful execution of our regulatory strategy.

Over the next 18 months, we will file required rate cases in our largest jurisdictions. In each of those states, we have been encouraged by recent regulatory decisions that recognize the need for utilities to recover costs associated with investments made to increase system reliability and to enhance the customer experience. While we have sought to maintain rate freezes and long-term rate stayouts in most of our jurisdictions over the past few years, we do expect to request modest and reasonable base rate increases to recover major infrastructure investments, inflation, the rising costs of health care and pension expense.

We also will continue to explore opportunities related to alternative and renewable energy supply. As the cleanest-burning fossil fuel, natural gas plays an important role in our country's long-term energy strategy. The direct use of natural gas is highly efficient and has a significantly lower carbon footprint than traditional fuel sources. We are evaluating a number of potential opportunities, ranging from new appliance technologies to the conversion of landfill methane gas to pipeline-quality natural gas.

Strong Fundamentals, Sustainable Future

For more than 150 years, it's the way we have run our business, and it's the way we expect to run it for many years to come. Our success in 2008 and our ability to meet the challenges ahead of us are the direct result of the talent, skills and dedication of the more than 2,300 employees of AGL Resources. I am proud to work with such a committed group of people, who work tirelessly on behalf of customers and shareholders every day.

On behalf of our Board of Directors and our employees, we appreciate your investment and continued confidence in AGL Resources.

Sincerely,

John W. Somerhalder II
Chairman, President and Chief Executive Officer
February 27, 2009

Georgia Aquarium opened in 2005 as the world's largest. The Atlanta-based attraction, which features more animals than any other aquarium in the world, chose natural gas as the fuel source for regulating the temperature of its more than eight million gallons of water and to ensure a comfortable environment for its visitors as well.

STRONG FUNDAMENTALS, SUSTAINABLE FUTURE

At AGL Resources, we've demonstrated time and time again, through economic crises and turbulent times, that our foundation is not only strong, resilient and able to withstand a wide variety of challenges, but also is a reliable platform for continuous growth and stable earnings. Our business model is proven and it's sustainable.

At our company's core, we apply operational strategies and tactics that are prudent and focused on a sustainable future. And with our discipline around the deployment of capital in regulated and non-regulated energy investments, we maintain a strong balance sheet that helps to ensure our financial stability and access to the capital markets to fund future growth.

OUR CUSTOMERS KNOW WE CARE

Good will, superior service and consistent community-focused operations result in good customer relations. We have enjoyed long and productive relationships with the customers and communities we serve. We also have nurtured partnerships with major industrial customers, which have become productive, decades-long, sustaining relationships. As our customers have grown, we've grown — providing them with the energy and services they need from a stable partner with deep roots in each jurisdiction.

Average End-Use Customer Growth *in millions*



2.25
1.50
0.75
0.00
Commercial and Industrial
Residential
1943 1946 1949 1952 1955 1958 1961 1964 1967 1970 1973 1976 1979 1982 1985 1988 1991 1994 1997 2000 2003 2006 2008

PUTTING OUR MONEY WHERE THE FUTURE NEEDS IT

We always have paid close attention to the health and strength of our distribution and storage systems' infrastructures. The capital investments we've made over the last few years, and plan to make in the years to come, are carefully analyzed for the impact they will have on our company's, our customers' and our communities' futures. We invest capital for the purpose of strengthening our foundation to ensure that we have many years ahead of us, and also to diminish the impact we have on our environment. In short, we spend money to stay strong to reduce our carbon footprint.

Our pipeline replacement programs in Georgia and New Jersey replace aging bare steel and cast-iron pipe with plastic and coated steel pipe – resulting in lower methane emissions, fewer leaks, and improved safety and reliability. We are building new pipelines such as the Magnolia Pipeline Project, a project that we, along with Southern Natural Gas, have undertaken to diversify our sources of natural gas. Additionally, the Hampton Roads Crossing pipeline will link two important service areas and minimize adverse impacts of upstream interruptions in natural gas supplies. Wherever we build, we strive to minimize our environmental impact by using environmentally friendly building methods, such as directional drilling, and using existing utility corridors to avoid disturbing shell fisheries, farmland, sensitive wetlands and residential areas.

Our capital investment in natural gas storage projects is driven by variables that include customer demand for energy, commodity market trends, geopolitical conditions and the weather, to name a few. Power generation drives demand for natural gas, and we believe that large volumes of natural gas will be offloaded on the Gulf Coast, either from LNG processing facilities or from unconventional reserves. These volumes will need to be stored and moved into the gas pipeline networks that supply the southeastern U.S. We're preparing for the future with the Golden Triangle Storage project. When completed in 2013, this facility will include two salt-dome caverns with a total storage capacity of 17 Bcf and six pipeline interconnects. We broke ground on the first cavern in mid-2008. The facility potentially can be expanded to a total of five caverns with 38 Bcf of working natural gas in the future based on customer interest.

Residential customer Mrs. Kathleen Holiman has been an Atlanta Gas Light customer for 55 years. But last year her furnace stopped working. On a fixed income, she began using a stove to heat her home in the dead of winter. Atlanta Gas Light stepped in to help Mrs. Holiman through its participation in the Home and Heartwarming Program in Georgia. Employees with the program repaired her furnace, added insulation, and installed new weather stripping at no charge. These measures helped make her home more energy efficient and lower her utility bills. An emotional Mrs. Holiman told a local TV news reporter, "I'm just overwhelmed. Somebody other than the Lord loves me."



Waffle House, Inc., headquartered in Norcross, Georgia, has more than 1,500 restaurants across the United States that are open 24/7, 365 days per year. The Waffle House restaurants utilize natural gas for heating, water heating, food preparation and, more recently, desiccant dryers that reduce moisture and prevent the large windows from fogging over. Waffle House understands the value that natural gas brings to its business. And just as Waffle House provides a consistent dining experience, AGL Resources provides clean, efficient and reliable natural gas as an energy source central to their business.


WAFFLE
HOUSE
WILLIE

PARTNERING FOR CLEAN ENERGY

Are all of our customers and potential customers aware of the efficiency and economic benefits that natural gas provides? Do they all have access to the high-efficiency natural gas appliances that deliver these benefits? Not yet, but we're working on that.

Our energy assistance programs are available to our low-income and elderly customers to help manage their energy usage and costs by making their homes more energy-efficient through expert conservation advice and equipment upgrades. Each of our utility companies goes the extra distance to provide customers with incentives to install higher efficiency natural gas home heating furnaces and water heaters, and to schedule seasonal heating check-ups and to install home weatherization.

But our commitment does not end there. Partnered with like-minded enterprises, we also are promoting the use of new technology and processes to meet and manage the energy needs of our customers and communities. For example, we have partnered with property developers to build "vertical mains" in high-rise condominium projects in order to provide residents with the benefits of natural gas. We are piloting the use of natural gas dehumidifiers, or desiccants, to improve indoor air quality and conserve energy by allowing residents to leave thermostats at comfortable settings. We're working to increase the use of compressed natural gas, or CNG, as an efficient transportation fuel replacing diesel or gasoline for individual, commercial and government uses.

We also realize that one company could not possibly have the resources needed to make all our markets aware of the pressing environmental reasons for, and the long-range benefits of, natural gas. So we helped found the Council for Responsible Energy, or CRE, a coalition of leaders in the energy industry. The CRE, with top management membership from more than 190 organizations and representing more than 6.5 million households, is conducting a national campaign to educate consumers, promote the advantages and benefits of using natural gas and communicate why natural gas is the responsible energy choice for our environment.


Natural Gas™
Comfortable. Responsible.

CLEAN IS GOOD, GREEN IS BETTER

We are committed to being good environmental stewards. We educate our customers about the economic and environmental advantages of using clean-burning natural gas to heat water, cook and maintain a comfortable temperature in their homes and businesses. We make it possible for our customers to use natural gas more effectively and economically.

REDUCING OUR OWN CARBON FOOTPRINT

We place a high priority on environmental performance in all our operations and have worked hard to reduce the company's carbon footprint. We've reduced our own greenhouse gas emissions through prudent investments in energy-efficient technology and we're optimizing our operating processes to significantly decrease waste and pollution. From the implementation of enterprise-wide recycling programs to the installation of more efficient equipment at our liquefied natural gas facilities and in our distribution systems, we are committed to being responsible stewards of our environment.

In June of 2008, we issued a comphrehensive Corporate Responsibility Report, "The Right Reasons." Detailed within it are the company's commitments to: protect our environment and the health and safety of our employees and customers; give back to the many communities we serve; and attract, train and retain a diverse and diligent workforce. Our Corporate Responsibility Report is available free of charge on our website aglresources.com.


AGL Resources
The Right Reasons

Merck & Co., Inc. is a global research-driven pharmaceutical company that discovers, develops, manufactures and markets vaccines and medicines. The company is at the forefront of applying new and renewable technologies to conserve energy, reduce costs and lower its carbon footprint. Merck's facility in Rahway/Linden, New Jersey, is a longtime customer of Elizabethtown Gas. Merck operates a steam cogeneration facility and natural gas-fired micro turbines that supply steam, hot water and electricity to the site.



NASA's mission is to pioneer future advances in space exploration, scientific discovery and aeronautics research. Natural gas, supplied by Virginia Natural Gas, helps enable the NASA Langley Research Center in Hampton, Virginia, to conduct wind tunnel experiments. Additionally, the Kennedy Space Center in Florida depends on natural gas supplied by Florida City Gas to control humidity in sensitive processing areas.



We're Behind
United States

REGULATED UTILITIES, RELIABLE RETURNS

A chief advantage of owning and operating regulated utility companies, particularly in our current economic climate, is that we can maintain a relatively high degree of certainty around expectations. This means we have the opportunity to earn reliable returns. The challenges we face in our utility businesses are much the same year in and year out — managing costs, competing for capital for our infrastructure investments and competing for customers. All states served by the company's utilities also require some level of commitment to energy-efficient initiatives and environmental stewardship. We have worked hand-in-hand with the states to promote conservation and the best uses for natural gas.

Over the past several years, the company's utilities have been fulfilling their long-term commitments to rate freezes, which begin expiring in 2009. As these rate cases come up for renewal, we will be looking at rate reforms that encourage conservation and "decoupling." In traditional rate designs, our utilities' recovery of their fixed customer service costs are tied to customer usage. Separating or decoupling the recovery of these fixed costs from the natural gas deliveries will align the interests of our customers and utilities by encouraging energy conservation and adding more stability to our utilities' operating margins. We will work to achieve fair prices and fair treatment for both our company and our customers.

As the following chart indicates, a significant percentage of our consolidated earnings is derived from our regulated utilities and from the sale of natural gas to end-use customers, primarily in Georgia, through our retail energy operations segment. This statistic is significant as it represents the portion of our earnings directly resulting from supplying natural gas to retail customers.

Operating segment EBIT* *by percentage*



100%
75%
50%
25%
0%
2006
2007
2008
Energy Investments
Wholesale Services
Retail Energy Operations
Distribution Operations

* Earnings before interest and taxes (EBIT) should not be considered an alternative to, or more meaningful measurement than, operating income or net income as determined in accordance with accounting principles generally accepted in the United States (GAAP). For a reconciliation of EBIT to GAAP, see Item 7 of our Form 10-K included with this report.

AGL Resources Operations at a Glance

Distribution Operations

Atlanta Gas Light is the largest natural gas distributor in the Southeastern United States in terms of customers, providing gas delivery service to approximately 1.6 million residential, commercial and industrial end-use customers throughout Georgia.

Chattanooga Gas provides retail natural gas service to approximately 62,000 residential, commercial and industrial customers in Hamilton County and Bradley County, Tennessee.

Elizabethtown Gas provides natural gas service to approximately 273,000 residential, commercial and industrial customers in northwestern and east central New Jersey.

Elkton Gas provides natural gas service to approximately 6,000 residential, commercial and industrial customers in northeastern Maryland.

Florida City Gas provides natural gas service to approximately 104,000 residential, commercial and industrial customers in southeastern and east central Florida.

Virginia Natural Gas provides natural gas service to approximately 271,000 residential, commercial and industrial customers in southeastern Virginia.

Retail Energy Operations

SouthStar Energy Services is a joint venture operating in Georgia under the trade name Georgia Natural Gas. The business supplies natural gas to approximately 526,000 retail and commercial customers in Georgia and to more than 300 interruptible customers throughout the Southeastern United States. SouthStar also provides gas supply to customers in Ohio and Florida.

Wholesale Services

Sequent Energy Management provides customers throughout the United States and in Canada with the ability to optimize their natural gas asset portfolio and increase cost effectiveness from wellhead to burner tip. Services include natural gas asset management, producer and storage services, and full-requirements supply, including peaking needs.

Energy Investments

Jefferson Island Storage & Hub operates a high-deliverability natural gas storage facility in Louisiana. The facility consists of two salt-dome storage caverns with 10 Bcf of total capacity and approximately 7 Bcf of working gas capacity.

Golden Triangle Storage is building a high-deliverability natural gas storage facility in Texas. The project initially will consist of two underground salt-dome storage caverns that will hold approximately 17 Bcf of total capacity and approximately 12 Bcf of working gas capacity.

AGL Networks is a carrier-neutral provider that leases telecommunication fiber to a variety of customers in the Atlanta, Georgia, and Phoenix, Arizona metropolitan areas, and has a small presence in other cities in the United States. AGL Networks provides conduit and dark fiber to its customers under long-term lease arrangements, as well as telecommunications construction services.


Wholesale Services Geographic Reach:
Our Houston-based subsidiary, Sequent, is involved in asset management, energy marketing and trading. Sequent serves the asset optimization needs of utilities, marketers, energy poolers, municipalities and industrial customers across the U.S. and in Canada.
Major Interstate Pipelines
which are integral to our operations, but are not owned by us.
Corporate Headquarters
Golden Triangle Storage
Sequent Energy Management Headquarters
Jefferson Island Storage & Hub
SouthStar Energy Services Market Area
(Retail Energy Operations)
Georgia
North Carolina
South Carolina
Alabama
Florida
Ohio
Tennessee
Distribution Operations Service Territory
Atlanta Gas Light
Chattanooga Gas
Elizabethtown Gas
Elkton Gas
Florida City Gas
Virginia Natural Gas

Executive Officers

John W. Somerhalder II
Chairman, President and Chief Executive Officer

Ralph Cleveland
Executive Vice President, Engineering and Operations

Andrew W. Evans
Executive Vice President and Chief Financial Officer

Henry P. Linginfelter
Executive Vice President, Utility Operations

Kevin P. Madden*
Executive Vice President, External Affairs

Melanie M. Platt
Senior Vice President, Human Resources

Douglas N. Schantz
President, Sequent Energy Management, L.P.

Paul R. Shlanta
Executive Vice President, General Counsel and
Chief Ethics and Compliance Officer

**In November 2008, Mr. Madden announced his retirement, effective March 1, 2009.*

Board of Directors

Sandra N. Bane[1,2]
Retired partner, KPMG LLP
Pasadena, CA
Director since 2008

Thomas D. Bell, Jr. [2,4]
Chairman and Chief Executive Officer
Cousins Properties, Incorporated
Atlanta, GA
Director since 2004

Charles R. Crisp [2,4]
Former President, Chief Executive Officer
Coral Energy, LLC, a subsidiary of Shell Oil Company
Houston, TX
Director since 2003

Arthur E. Johnson [2*,3,4]
Senior Vice President, Corporate Strategic Development
Lockheed Martin Corporation
Bethesda, MD
Director since 2002

Wyck A. Knox, Jr. [1,5]
Former partner and chairman of the executive committee
Kilpatrick Stockton, LLP
Augusta, GA
Director since 1998

Dennis M. Love [1,3,5*]
President and Chief Executive Officer
Printpack Inc.
Atlanta, GA
Director since 1999

Charles H. "Pete" McTier [1,5]
Former President
The Robert W. Woodruff Foundation, the Joseph B. Whitehead
Foundation, The Lettie Pate Evans Foundation and the
Lettie Pate Whitehead Foundation
Atlanta, GA
Director since 2006

Dean R. O'Hare [1,5]
Former Chairman and Chief Executive Officer
The Chubb Corporation
Warren, NJ
Director since 2005

D. Raymond Riddle [3*,4,5]
Lead Director
AGL Resources Inc.
Atlanta, GA
Director since 1978

James A. Rubright [2,3,4*]
Chairman and Chief Executive Officer
Rock-Tenn Company
Norcross, GA
Director since 2001

John W. Somerhalder II [3,4]
Chairman, President and Chief Executive Officer
AGL Resources Inc.
Atlanta, GA
Director since 2006

Felker W. Ward, Jr. [1,5]
Managing Member
Pinnacle Investment Advisors, LLC
Union City, GA
Director since 1988

Bettina M. Whyte [2,4]
Chairman of the Advisory Board
Bridge Associates, LLC.
New York, NY
Director since 2004

Henry C. Wolf [1*,3,5]
Former Vice Chairman and Chief Financial Officer
Norfolk Southern Corporation
Norfolk, VA
Director since 2004

* Committee Chair
[1] Audit
[2] Compensation and Management Development
[3] Executive
[4] Finance and Risk Management
[5] Nominating, Governance and Corporate Responsibility

All members of the Audit, Compensation and Management Development, and Nominating, Governance and Corporate Responsibility committees are "independent" as defined under applicable rules and regulations.

Our 2008 Form 10-K

Our 2008 Form 10-K includes our financial statements. It also includes detailed information about each of our subsidiaries, our liquidity and capital resources, the competitive environments of our businesses and other matters.

All publicly held companies in the United States are required to file a Form 10-K report with the Securities and Exchange Commission (SEC) every year. We are supplying our 2008 Form 10-K (without exhibits) consistent with our commitment to provide transparency and full disclosure to our shareholders.

The 2008 Form 10-K is amended, supplemented and updated by any amendment that we may file, and by all of the quarterly reports on Form 10-Q and recent reports on Form 8-K we file with the SEC during the year. We urge you to read all such reports. Copies may be obtained as described under Available Information on page 114. We will also furnish without charge to any requesting shareholder a copy of any exhibit filed with our 2008 Form 10-K.

Form 10-K Overview

This Annual Report is not a part of, and should not be considered to be included in, our 2008 Form 10-K. Use the listing below, which includes highlights of the 2008 Form 10-K, to help you find information easily. A comprehensive Table of Contents with the page number for each item can be found on page 20.

Part I: A description of our businesses includes:

- Detailed descriptions of our segments
- The regulatory outlook for distribution operations
- Customer growth and competition in our distribution and retail energy operations segments
- Wholesale services' storage inventory outlook and asset management transactions
- Our natural gas storage businesses

Part II: Management's Discussion of Results and Financial Statements

Items 5 and 6 include:

- Quarterly dividend and stock price information
- Selected financial data

Items 7 and 7A include:

- Management's Discussion and Analysis of Financial Condition and Results of Operations, which provides a discussion of changes in earnings and cash flows over the past three years
- Quantitative and Qualitative Disclosures About Market Risk

Items 8 and 9 include:

- Reports of independent registered public accounting firm
- Management's reports on internal control over financial reporting and disclosure controls and procedures
- Our financial statements and footnotes
- Supplementary financial information (unaudited)

Part III: Information about board members, executive officers and accounting fees

- Information about members of the Board of Directors, executive compensation and accounting fees is incorporated by reference to our proxy statement

Part IV: Exhibits and signatures include:

- An index of exhibits
- Signatures of members of the Board of Directors and certain officers

Schedule II

Exhibit 31.1 – Certifications of John W. Somerhalder II pursuant to Rule 13a-14(a)

Exhibit 31.2 – Certifications of Andrew W. Evans pursuant to Rule 13a-14(a)


SEC
Mail Processing
Section
MAR 17 2009
Washington, DC
101

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2008

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission File Number 1-14174

AGL RESOURCES INC.

(Exact name of registrant as specified in its charter)

Georgia	**58-2210952**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Ten Peachtree Place NE, Atlanta, Georgia 30309	**404-584-4000**
(Address and zip code of principal executive offices)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock, $5 Par Value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 under the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer, or a smaller reporting company

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the registrant's voting and non-voting common equity held by non affiliates of the registrant, computed by reference to the price at which the registrant's common stock was last sold as of the last business day of the registrant's most recently completed second fiscal quarter, was $2,651,161,320.

The number of shares of the registrant's common stock outstanding as of January 30, 2009 was 76,902,777.

Documents incorporated by reference:

Portions of the Proxy Statement for the 2009 Annual Meeting of Shareholders ("Proxy Statement") to be held April 29, 2009, are incorporated by reference in Part III.

Table of Contents

Glossary of Key Terms

Atlanta Gas Light Atlanta Gas Light Company

AGL Capital AGL Capital Corporation

AGL Networks AGL Networks, LLC

AGSC AGL Services Company, a service company established in accordance with SEC regulations

AIP Annual Incentive Plan

Bcf Billion cubic feet

Chattanooga Gas Chattanooga Gas Company

Compass Energy Compass Energy Services, Inc.

Credit Facilities $1 billion and $140 million credit agreements of AGL Capital

Deregulation Act 1997 Natural Gas Competition and Deregulation Act

Dominion Ohio Dominion East of Ohio, a Cleveland, Ohio based natural gas company; a subsidiary of Dominion Resources, Inc.

EBIT Earnings before interest and taxes, a non-GAAP measure that includes operating income, other income, minority interest in SouthStar's earnings and gain on sales of assets and excludes interest and income tax expense; as an indicator of our operating performance, EBIT should not be considered an alternative to, or more meaningful than, operating income or net income as determined in accordance with GAAP

EITF Emerging Issues Task Force

Energy Act Energy Policy Act of 2005

ERC Environmental remediation costs associated with our distribution operations segment which are recoverable through rates mechanisms

FASB Financial Accounting Standards Board

FERC Federal Energy Regulatory Commission

Fitch Fitch Ratings

Florida Commission Florida Public Service Commission

FSP FASB Staff Position

GAAP Accounting principles generally accepted in the United States of America

Georgia Commission Georgia Public Service Commission

Golden Triangle Storage Golden Triangle Storage, Inc.

Heating Degree Days A measure of the effects of weather on our businesses, calculated when the average daily actual temperatures are less than a baseline temperature of 65 degrees Fahrenheit.

Heating Season The period from November to March when natural gas usage and operating revenues are generally higher because more customers are connected to our distribution systems when weather is colder

Jefferson Island Jefferson Island Storage & Hub, LLC

LIBOR London interbank offered rate

LNG Liquefied natural gas

LOCOM Lower of weighted average cost or current market price

Louisiana DNR Louisiana Department of Natural Resources

Magnolia Magnolia Enterprise Holdings, Inc.

Maryland Commission Maryland Public Service Commission

Marketers Marketers selling retail natural gas in Georgia and certificated by the Georgia Commission

Medium-term notes Notes issued by Atlanta Gas Light with scheduled maturities between 2012 and 2027 bearing interest rates ranging from 6.6% to 9.1%

MGP Manufactured gas plant

MMBtu NYMEX equivalent contract units of 10,000 milion British thermal units

Moody's Moody's Investors Service

New Jersey Commission New Jersey Board of Public Utilities

NUI NUI Corporation – an acquisition which was completed in November 2004

NYMEX New York Mercantile Exchange, Inc.

OCI Other comprehensive income

Operating margin A measure of income, calculated as revenues minus cost of gas, that excludes operation and maintenance expense, depreciation and amortization, taxes other than income taxes, and the gain or loss on the sale of our assets; these items are included in our calculation of operating income as reflected in our statements of consolidated income.

OTC Over-the-counter

Piedmont Piedmont Natural Gas

Pivotal Propane Pivotal Propane of Virginia, Inc.

Pivotal Utility Pivotal Utility Holdings, Inc., doing business as Elizabethtown Gas, Elkton Gas and Florida City Gas

PP&E Property, plant and equipment

PRP Pipeline replacement program for Atlanta Gas Light

S&P Standard & Poor's Ratings Services

Saltville Saltville Gas Storage Company

SEC Securities and Exchange Commission

Sequent Sequent Energy Management, L.P.

SFAS Statement of Financial Accounting Standards

SNG Southern Natural Gas Company, a subsidiary of El Paso Corporation

SouthStar SouthStar Energy Services LLC

Tennessee Commission Tennessee Regulatory Authority

VaR Value at risk is defined as the maximum potential loss in portfolio value over a specified time period that is not expected to be exceeded within a given degree of probability

Virginia Natural Gas Virginia Natural Gas, Inc.

Virginia Commission Virginia State Corporation Commission

WACOG Weighted average cost of goods

WNA Weather normalization adjustment

Referenced Accounting Standards

APB 25 APB Opinion No. 25, "Accounting for Stock Issued to Employees"

EITF 98-10 EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities"

EITF 99-02 EITF Issue No. 99-02, "Accounting for Weather Derivatives"

EITF 00-11 EITF Issue No. 00-11, "Lessor's Evaluation of Whether Leases of Certain Integral Equipment Meet the Ownership Transfer Requirements of FASB Statement No. 13, *Accounting for Leases*, for Leases of Real Estate"

EITF 02-03 EITF Issue No. 02-03, "Issues Involved in Accounting for Contracts under EITF Issue No. 98-10, 'Accounting for Contracts Involved in Energy Trading and Risk Management Activities'"

FIN 39 FASB Interpretation No. (FIN) 39 "Offsetting of Amounts Related to Certain Contracts"

FSP FIN 39-1 FASB Staff Position 39-1 "Amendment of FIN 39"

FIN 46 & FIN 46R FIN 46, "Consolidation of Variable Interest Entities"

FIN 48 FIN 48, "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS Statement No. 109"

FSP EITF 03-6-1 FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities"

FSP EITF 06-3 FSP EITF 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)"

FSP FAS 133-1 FSP No. FAS 133-1, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133"

FSP FAS 140-R and FIN 46R-8 FSP No. FAS 140-R and FIN 46R-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities"

FSP FAS 157-3 FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active"

SFAS 5 SFAS No. 5, "Accounting for Contingencies"

SFAS 13 SFAS No. 13, "Accounting for Leases"

SFAS 66 SFAS No. 66, "Accounting for Sales of Real Estate"

SFAS 71 SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation"

SFAS 87 SFAS No. 87, "Employers' Accounting for Pensions"

SFAS 106 SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"

SFAS 109 SFAS No. 109, "Accounting for Income Taxes"

SFAS 123 & SFAS 123R SFAS No. 123, "Accounting for Stock-Based Compensation"

SFAS 133 SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"

SFAS 140 SFAS No. 140, "Accounting for Transfers and Servicing Financial Assets and Extinguishments of Liabilities"

SFAS 141 SFAS No. 141, "Business Combinations"

SFAS 142 SFAS No. 142, "Goodwill and Other Intangible Assets"

SFAS 148 SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure"

SFAS 149 SFAS No. 149, "Amendment of SFAS 133 on Derivative Instruments and Hedging Activities"

SFAS 157 SFAS No. 157, "Fair Value Measurements"

SFAS 158 SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans"

SFAS 160 SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements"

SFAS 161 SFAS No. 161, "Disclosure about Derivative Instruments and Hedging Activities, an amendment of SFAS 133"

Part I

Item 1. Business

Nature of Our Business

Unless the context requires otherwise, references to "we," "us," "our," the "company" and "AGL Resources" are intended to mean consolidated AGL Resources Inc. and its subsidiaries.

We are an energy services holding company whose principal business is the distribution of natural gas in six states — Florida, Georgia, Maryland, New Jersey, Tennessee and Virginia. Our six utilities serve more than 2.2 million end-use customers, making us the largest distributor of natural gas in the southeastern and mid-Atlantic regions of the United States based on customer count. We are also involved in several related and complementary businesses, including retail natural gas marketing to end-use customers primarily in Georgia; natural gas asset management and related logistics activities for each of our utilities as well as for nonaffiliated companies; natural gas storage arbitrage and related activities; and the development and operation of high-deliverability natural gas storage assets. We also own and operate a small telecommunications business that constructs and operates conduit and fiber infrastructure within select metropolitan areas.

We manage these businesses through four operating segments and a nonoperating corporate segment. Operating revenues, operating margin, operating expenses and EBIT for each of our business segments are presented in the following table for the last three years.

In millions	Operating revenues	Operating margin[1]	Operating expenses	EBIT[1]
2008				
Distribution operations	**$1,768**	**$ 818**	**$493**	**$329**
Retail energy operations	**987**	**149**	**73**	**57**
Wholesale services	**170**	**122**	**62**	**60**
Energy investments	**55**	**50**	**31**	**19**
Corporate[2]	**(180)**	**7**	**9**	**(1)**
Consolidated	**$2,800**	**$1,146**	**$668**	**$464**
2007				
Distribution operations	$1,665	$ 820	$485	$338
Retail energy operations	892	188	75	83
Wholesale services	83	77	43	34
Energy investments	42	40	25	15
Corporate[2]	(188)	—	8	(7)
Consolidated	$2,494	$1,125	$636	$463
2006				
Distribution operations	$1,624	$ 807	$499	$310
Retail energy operations	930	156	68	63
Wholesale services	182	139	49	90
Energy investments	41	36	26	10
Corporate[2]	(156)	1	9	(9)
Consolidated	$2,621	$1,139	$651	$464

[1] These are non-GAAP measurements. A reconciliation of operating margin and EBIT to our operating income, earnings before income taxes and net income is contained in "Results of Operations" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

[2] Includes intercompany eliminations.

Over the last three years, on average, we have derived 84% of our operating segments' EBIT from our regulated natural gas distribution business and the sale of natural gas to retail customers primarily in Georgia through our affiliate SouthStar. This statistic is significant because it represents the portion of our earnings that directly results from the underlying business of supplying natural gas to retail customers. SouthStar, which is subject to a different regulatory framework from our utilities, is an integral part of the retail framework for providing natural gas service to end-use customers in Georgia.

We derived our remaining operating EBIT for the last three years principally from businesses that are complementary to our natural gas distribution business. We engage in natural gas asset management and the operation of high-deliverability natural gas underground storage as ancillary activities to our utility franchises. These businesses allow us to be opportunistic in capturing incremental value at the wholesale level and provide us with deepened business insight about natural gas market dynamics.

The following chart provides each operating segment's percentage contribution to the total operating EBIT for the last three years.


100%
80%
60%
40%
20%
0%
2%
19%
13%
66%
3%
7%
18%
72%
4%
13%
12%
71%
2006
2007
2008
Energy Investments
Wholesale Services
Retail Energy Operations
Distribution Operations

Distribution Operations

Our distribution operations segment is the largest component of our business and includes six natural gas local distribution utilities. These utilities construct, manage and maintain intrastate natural gas pipelines and distribution facilities and include:

- Atlanta Gas Light in Georgia
- Chattanooga Gas in Tennessee
- Elizabethtown Gas in New Jersey
- Elkton Gas in Maryland
- Florida City Gas in Florida
- Virginia Natural Gas in Virginia

Regulatory Environment Each utility operates subject to regulations of the state regulatory agencies in its service territories with respect to rates charged to our customers, maintenance of accounting records and various service and safety matters. Rates charged to our customers vary according to customer class (residential, commercial or industrial) and rate jurisdiction. Rates are set at levels that generally should allow recovery of all prudently incurred costs, including a return on rate base sufficient to pay interest on debt and provide a reasonable return for our shareholders. Rate base generally consists of the original cost of utility plant in service, working capital and certain other assets; less accumulated depreciation on utility plant in service and net deferred income tax liabilities, and may include certain other additions or deductions.

In 2009 and 2010, we expect to file base rate cases in four of our six jurisdictions. Over the past several years our utilities have been fulfilling their long-term commitments to rate freezes, which begin expiring in 2009. As these rate cases are filed, we will be seeking rate reforms that encourage conservation and "decoupling." In traditional rate designs, our utilities' recovery of a significant portion of their fixed customer service costs is tied to assumed natural gas volumes used by our customers. We believe separating, or decoupling, the recovery of these fixed costs from the natural gas deliveries will align the interests of our customers and utilities by encouraging energy conservation and ensuring stable returns for our shareholders.

For our largest utility, Atlanta Gas Light, the natural gas market was deregulated in 1997 with the Deregulation Act. Prior to this act, Atlanta Gas Light was the supplier and seller of natural gas to its customers. Today, Marketers sell natural gas to end-use customers in Georgia and handle customer billing functions. The Marketers file their rates monthly with the Georgia Commission. Atlanta Gas Light's role includes:

- distributing natural gas for Marketers
- constructing, operating and maintaining the gas system infrastructure, including responding to customer service calls and leaks
- reading meters and maintaining underlying customer premise information for Marketers
- planning and contracting for capacity on interstate transportation and storage systems

Atlanta Gas Light recognizes revenue under a straight-fixed-variable rate design whereby it charges rates to its customers based primarily on monthly fixed charges that are periodically adjusted. The Marketers bill these charges directly to their customers. This mechanism minimizes the seasonality of Atlanta Gas Light's revenues since the monthly fixed charge is not volumetric or directly weather dependent. However, weather indirectly influences the number of customers that have active accounts during the heating season, and this has a seasonal impact on Atlanta Gas Light's revenues since generally more customers are connected in periods of colder weather than in periods of warmer weather.

All of our utilities, excluding Atlanta Gas Light, are authorized to use a natural gas cost recovery mechanism that allows them to adjust their rates to reflect changes in the wholesale cost of natural gas and to ensure they recover 100% of the costs incurred in purchasing gas for their customers. Since Atlanta Gas Light does not sell natural gas directly to its end-use customers, it does not need or utilize a natural gas cost recovery mechanism.

Regulatory Agreements In 2007, we filed a joint FERC application with SNG, which was approved in 2008, which obtained an undivided interest in pipelines connecting our Georgia service territory to the Elba Island LNG facility. Under the project, we would purchase the undivided interest and, in turn, lease the interest to SNG. Atlanta Gas Light would then subscribe to the associated supply capacity from SNG. The project is expected to be completed in 2009. We along with SNG have undertaken this pipeline project in an effort to diversify our sources of natural gas by gaining more access to natural gas supplies from SNG's Elba Island LNG facility located on Georgia's Atlantic coast near Savannah. We currently receive the majority of our natural gas supply from a production region in and around the Gulf of Mexico and generally, demand for this natural gas is growing faster than supply.

In July 2008, Virginia Natural Gas filed a Conservation and Ratemaking Efficiency Plan with the Virginia Commission. The plan was filed pursuant to the Natural Gas Conservation and Ratemaking Efficiency Act passed by the State of Virginia in March 2008. The act allows natural gas utilities to implement conservation programs and alternative rate designs that would allow the utilities to recover the cost of providing safe and reliable service based on normal customer usage. In October 2008, Virginia Natural Gas filed with the Virginia Commission a motion for approval of the proposed plan; which was approved by the Virginia Commission in December 2008. As part of this plan, Virginia Natural Gas intends to invest approximately $7 million over three years in new conservation programs and to implement an accompanying decoupled rate design mechanism that will help to mitigate the impact of declining usage due to conservation and provide the utility with an opportunity to recover its fixed costs.

In December 2007, the Florida Commission approved our request to include the amortization of certain components of the purchase price we paid for Florida City Gas in our calculation of return on equity. The costs will not be amortized for financial reporting purposes in accordance with GAAP, but will be amortized over a period of 5 to 30 years for our regulatory reporting to the Florida Commission in connection with the Florida Commission's review of Florida City Gas' return on equity. Additionally and under the same order, the Florida Commission approved a five-year base rate stay-out beginning October 2007, whereby base rates will not be increased, except for certain unforeseen acts beyond our control. The five-year stay-out provision does not preclude the Florida Commission from initiating over- earning or other proceedings that may result in rate reductions.

A November 2004 agreement between Elizabethtown Gas and the New Jersey Commission approved our acquisition of NUI. This agreement included, among other things, a base rate freeze for Elizabethtown Gas for a five-year period with new rates, if approved, to go into effect no later than January 2010. Beginning with the December 2007 annual measurement period, 75% of Elizabethtown Gas' earnings in excess of an 11% return on equity are shared with rate payers in the fourth and fifth years of the base rate stay-out period.

The following table provides certain regulatory information for our largest utilities.

	Atlanta Gas Light	Elizabethtown Gas	Virginia Natural Gas	Florida City Gas	Chattanooga Gas
Current rates effective until	Q2 2010	Q4 2009–Q1 2010	Q3 2011	N/A	Q1 2011
Authorized return on rate base[1]	8.53%	7.95%	9.24%	7.36%	7.89%
Estimated 2008 return on rate base[2][3]	8.38%	6.86%	8.24%	5.63%	6.52%
Authorized return on equity[1]	10.90%	10.00%	10.90%	11.25%	10.20%
Estimated 2008 return on equity[2][3]	10.59%	7.67%	9.61%	7.09%	7.14%
Authorized rate base % of equity[1]	47.9%	53.0%	52.4%	36.8%	44.8%
Rate base included in 2008 return on equity (in millions)[3][4]	$1,312	$471	$378	$152	$108
Performance based rates[5]		✔	✔		
Weather normalization[6]		✔	✔		✔
Decoupled or straight-fixed variable rate design[7]	✔		✔		
State regulator	Georgia Commission	New Jersey Commission	Virginia Commission	Florida Commission	Tennessee Commission

[1] The authorized return on rate base, return on equity, and percentage of equity reflected above were those authorized as of December 31, 2008.

[2] Estimates based on principles consistent with utility ratemaking in each jurisdiction, and are not necessarily consistent with GAAP returns.

[3] Florida City Gas includes the impacts of the acquisition adjustment, as approved by the Florida Commission in December 2007, in its rate base, return on rate base and return on equity calculations.

[4] Estimated based on 13-month average.

[5] Involves frozen rates for a determined period, and or allows for sharing of earnings with customers when returns on equity or rate base exceeds agreed upon amounts.

[6] Involves regulatory mechanisms that allow us to recover our costs in the event of unseasonal weather, but are not direct offsets to the potential impacts of weather and customer consumption on earnings. These mechanisms are designed to help stabilize operating results by increasing base rate amounts charged to customers when weather is warmer than normal and decreasing amounts charged when weather is colder than normal.

[7] Decoupled and straight-fixed variable rate designs allow for the recovery of fixed customer service costs separately from assumed natural gas volumes used by our customers.

Customer Demand All of our utilities face competition from other energy products. Our principal competition is from electric utilities and oil and propane providers serving the residential and commercial markets throughout our service areas and the potential displacement or replacement of natural gas appliances with electric appliances. The primary competitive factors are the prices for competing sources of energy as compared to natural gas and the desirability of natural gas heating versus alternative heating sources.

Competition for space heating and general household and small commercial energy needs generally occurs at the initial installation phase when the customer or builder makes decisions as to which types of equipment to install. Customers generally continue to use the chosen energy source for the life of the equipment. Customer demand for natural gas could be affected by numerous factors, including:

- changes in the availability or price of natural gas and other forms of energy
- general economic conditions
- energy conservation
- legislation and regulations
- the capability to convert from natural gas to alternative fuels
- weather, and
- new housing starts.

Due to the general economic downturn and the decline in the housing markets in the areas we serve, we experienced lower than expected customer growth throughout 2008, a trend we expect to continue through 2009. The reduction in customer growth is primarily a result of much slower growth in the residential housing markets throughout our service territories. This trend has been offset slightly by growth in the commercial customer segment in certain areas, primarily as a result of conversions to natural gas from other fuel sources. In addition, we continue to experience some customer loss because of higher natural gas prices and competition from alternative fuel sources, including incentives offered by the local electric utilities to switch to electric alternatives.

We continue to use a variety of targeted marketing programs to attract new customers and to retain existing customers. These efforts include working to add residential customers, multifamily complexes and commercial customers who use natural gas for purposes other than space heating. In addition, we partner with numerous entities to market the benefits of gas appliances and to identify potential retention options early in the process for those customers who might consider converting to alternative fuels.

Collective Bargaining Agreements The following table provides information about the collective bargaining agreements to which our natural gas utilities are parties. This represents approximately 12% of our total employees.

	Approximate # of Employees	Contract Expiration Date
Elizabethtown Gas		
Utility Workers Union of America (Local No. 424)	160	Nov. 2009
Virginia Natural Gas		
International Brotherhood of Electrical Workers (Local No. 50)	126	May 2010
Total	286	

Retail Energy Operations

Our retail energy operations segment consists of SouthStar, a joint venture owned 70% by our subsidiary, Georgia Natural Gas Company, and 30% by Piedmont. SouthStar markets natural gas and related services under the trade name Georgia Natural Gas to retail customers on an unregulated basis, primarily in Georgia as well as to commercial and industrial customers, principally in Florida, Ohio, Tennessee, North Carolina, South Carolina and Alabama. Based on its market share, SouthStar is the largest Marketer of natural gas in Georgia, with average customers in excess of 525,000 over the last three years.

SouthStar is governed by an executive committee, which is comprised of six members, three representatives from AGL Resources and three from Piedmont. Under a joint venture agreement, all significant management decisions require the unanimous approval of the SouthStar executive committee; accordingly, our 70% financial interest is considered to be noncontrolling. Although our ownership interest in the SouthStar partnership is 70%, under an amended and restated joint venture agreement executed in March 2004, SouthStar's earnings are allocated 75% to us and 25% to Piedmont except for earnings related to customers in Ohio and Florida, which are allocated 70% to us and 30% to Piedmont. We record the earnings allocated to Piedmont as a minority interest in our consolidated statements of income, and we record Piedmont's portion of SouthStar's capital as a minority interest in our consolidated balance sheets.

The restated agreement includes a series of options granting us the evergreen opportunity to purchase all or a portion of Piedmont's ownership interest in SouthStar. We have the right to exercise an option to purchase on or before November of each year, with the purchase being effective as of January 1, of the following year. The option, effective November 1, 2009, allows us to purchase 100% of

Piedmont's ownership interest. If we were to exercise any option to purchase less than 100% of Piedmont's ownership interest in SouthStar, Piedmont, at its discretion, could require us to purchase their entire ownership interest. The purchase price, in any exercise of our option, would be based on the then current fair market value of SouthStar.

SouthStar's operations are sensitive to customer consumption patterns similar to those affecting our utility operations. SouthStar uses a variety of hedging strategies, such as futures, options, swaps, weather derivative instruments and other risk management tools, to mitigate the potential effect of these issues and commodity price risk on its operations. For more information on SouthStar's energy marketing and risk management activities, see Item 7a, "Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk."

Competition SouthStar competes with other energy marketers to provide natural gas and related services to customers in Georgia and the Southeast. SouthStar's operation in Georgia is currently in direct competition with other Marketers to provide natural gas to customers in Georgia. In addition, similar to our distribution operations, SouthStar faces competition based on customer preferences for natural gas compared to other energy products and the comparative prices of those products. Also, price volatility in the wholesale natural gas commodity market and related significant increases in the cost of natural gas billed to SouthStar's customers have contributed to an increase in competition for residential and commercial customers.

Operating margin SouthStar generates operating margin primarily in three ways. The first is through the sale of natural gas to residential, commercial and industrial customers, primarily in Georgia where SouthStar captures a spread between wholesale and retail natural gas prices. The second is through the collection of monthly service fees and customer late payment fees.

SouthStar evaluates the combination of these two retail price components to ensure such pricing is structured to cover related retail customer costs, such as bad debt expense, customer service and billing, and lost and unaccounted-for gas, and to provide a reasonable profit, as well as being competitive to attract new customers and maintain market share. SouthStar's operating margin is affected by seasonal weather, natural gas prices, customer growth and their related market share in Georgia, which has historically been in excess of approximately 34%, based on customer count. SouthStar employs strategies to attract and retain a higher credit-quality customer base. These strategies result not only in higher operating margin, as these customers tend to utilize higher volumes of natural gas, but also help to mitigate bad debt expense due to the higher credit-quality of these customers.

The third way SouthStar generates operating margin is through its commercial operations of optimizing storage and transportation assets and effectively managing commodity risk, which enables SouthStar to maintain competitive retail prices and operating margin. SouthStar is allocated storage and pipeline capacity that is used to supply natural gas to its customers in Georgia. Through hedging transactions, SouthStar manages exposures arising from changing commodity prices using natural gas storage transactions to capture operating margin from natural gas pricing differences that occur over time. SouthStar's risk management policies allow the use of derivative instruments for hedging and risk management purposes but prohibit the use of derivative instruments for speculative purposes.

SouthStar accounts for its natural gas inventories at the LOCOM price. SouthStar evaluates the weighted average cost of its natural gas inventories against market prices and determines whether any declines in market prices below the weighted average cost are other than temporary. For declines considered to be other than temporary, SouthStar records adjustments to the cost of gas (LOCOM adjustments) in our consolidated statement of income to reduce the weighted average cost of the natural gas inventory to the current market price. SouthStar recorded the following LOCOM adjustments.

	For the years ended Dec. 31,		
In millions	**2008**	2007	2006
LOCOM adjustments	**$24**	$—	$6

SouthStar also enters into weather derivative instruments to stabilize operating margin profits in the event of warmer-than-normal and colder-than-normal weather in the winter months. These contracts are accounted for using the intrinsic value method under EITF 99-02. The weather derivative contracts contain settlement provisions based on cumulative heating degree days for the covered periods. SouthStar entered into weather derivatives (swaps and options) for the last three heating seasons. The net gains or losses on these weather derivatives were largely offset by corresponding decreases or increases in operating margin due to the warmer or colder weather the hedges were designed to protect against.

Wholesale Services

Our wholesale services segment consists primarily of Sequent, our subsidiary involved in asset management and optimization, storage, transportation, producer and peaking services and wholesale marketing. Sequent seeks asset optimization opportunities, which focus on capturing the value from idle or underutilized assets, typically by participating in transactions to take advantage of pricing differences between varying markets and time horizons within the natural gas supply, storage and transportation markets to generate earnings. These activities are generally referred to as arbitrage opportunities.

Sequent's profitability is driven by volatility in the natural gas marketplace. Volatility arises from a number of factors such as weather fluctuations or the change in supply of, or demand for, natural gas in different regions of the country. Sequent seeks to capture value from the price disparity across geographic locations and various time horizons (location and seasonal spreads). In doing so, Sequent also seeks to mitigate the risks associated with this volatility and protect its margin through a variety of risk management and economic hedging activities.

Sequent provides its customers with natural gas from the major producing regions and market hubs in the U.S. and Canada. Sequent acquires transportation and storage capacity to meet its delivery requirements and customer obligations in the marketplace. Sequent's customers benefit from its logistics expertise and ability to deliver natural gas at prices that are advantageous relative to other alternatives available to its customers.

Storage inventory outlook The following graph presents the NYMEX forward natural gas prices as of December 31, 2008, December 31, 2007 and September 30, 2008, for the period of January 2009 through December 2009, and reflects the prices at which Sequent could buy natural gas at the Henry Hub for delivery in the same time period. The Henry Hub is the largest centralized point for natural gas spot and futures trading in the United States. The NYMEX uses the Henry Hub as the point of delivery for its natural gas futures contracts. Many natural gas marketers also use the Henry Hub as their physical contract delivery point or their price benchmark for spot trades of natural gas.

NYMEX Forward Curve


$9.50
$9.00
$8.50
$8.00
$7.50
$7.00
$6.50
$6.00
$5.50
Jan 09
Feb 09
Mar 09
Apr 09
May 09
Jun 09
Jul 09
Aug 09
Sep 09
Oct 09
Nov 09
Dec 09
Dec 2008
Dec 2007
Sep 2008

Sequent's expected natural gas withdrawals from physical salt dome and reservoir storage are presented in the following table along with the operating revenues expected at the time of withdrawal. Sequent's expected operating revenues are net of the estimated impact of regulatory sharing and reflect the amounts that are realizable in future periods based on the inventory withdrawal schedule and forward natural gas prices at December 31, 2008. Sequent's storage inventory is economically hedged with futures contracts, which results in an overall locked-in margin, timing notwithstanding.

	Withdrawal schedule (in Bcf)		
	Salt dome (WACOG $5.67)	Reservoir (WACOG $5.68)	Expected operating revenues (in millions)
2009			
First quarter	—	8	$(0.4)
Second quarter	—	—	—
Third quarter	1	1	0.4
Total	1	9	$ —

Due to the storage hedge gains and LOCOM adjustments reported in 2008, Sequent expects no additional operating revenue in 2009 from storage withdrawals of existing inventory. Expected operating revenues will change in the future as Sequent injects natural gas into inventory, adjusts its injection and withdrawal plans in response to changes in market conditions in future months and as forward NYMEX prices fluctuate. For more information on Sequent's energy marketing and risk management activities, see Item 7a, "Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk."

Competition Sequent competes for asset management contracts with other energy wholesalers, often through a competitive bidding process.

Asset Management Transactions Sequent's asset management customers include affiliated utilities, nonaffiliated utilities, municipal utilities, power generators and large industrial customers. These customers, due to seasonal demand or levels of activity, may have contracts for transportation and storage capacity, which may exceed their actual requirements. Sequent enters into structured agreements with these customers, whereby Sequent, on behalf of the customer, optimizes the transportation and storage capacity during periods when customers do not use it for their own needs. Sequent may capture incremental operating margin through optimization, and either share margins with the customers or pay them a fixed amount.

The FERC recently issued Order 712, which clarifies capacity release rules for asset management relationships. As Order 712 has removed uncertainties associated with certain aspects of some asset management services, we expect there may be an increase in customers seeking these services during 2009. This could provide us with additional opportunities in this portion of Sequent's business. Until the market further develops under the requirements of Order 712, we are unable to predict what impact this may have on our wholesale business.

Sequent is actively negotiating the renewal of its remaining affiliate asset management agreement with Virginia Natural Gas scheduled to expire in 2009. The following table provides information on Sequent's asset management agreements with affiliated utilities.

			Profit sharing / fees payments		
In millions	Expiration date	% Shared	**2008**	2007	2006
Virginia Natural Gas	Mar 2009	(A)	**$ 2**	$ 7	$ 2
Chattanooga Gas	Mar 2011	50% (B)	**4**	2	4
Elizabethtown Gas	Mar 2011	(A) (B)	**5**	6	4
Atlanta Gas Light	Mar 2012	up to 60% (B)	**9**	9	6
Florida City Gas	Mar 2013	50%	**1**	1	—
Total			**$21**	$25	$16

(A) Shared on a tiered structure.
(B) Includes aggregate annual minimum payments of $12 million.

Transportation Transactions Sequent contracts for natural gas transportation capacity and participates in transactions that manage the natural gas commodity and transportation costs in an attempt to achieve the lowest cost to serve its various markets. Sequent seeks to optimize this process on a daily basis as market conditions change by evaluating all the natural gas supplies, transportation alternatives and markets to which it has access and identifying the lowest-cost alternatives to serve the various markets. This enables Sequent to capture geographic pricing differences across these various markets as delivered natural gas prices change.

As Sequent executes transactions to secure transportation capacity, it often enters into forward financial contracts to hedge its positions and lock-in a margin on future transportation activities. The hedging instruments are derivatives, and Sequent reflects changes in the derivatives' fair value in its reported operating results in the period of change, which can be in periods prior to actual utilization of the transportation

capacity. The following table lists Sequent's reported unrealized gains associated with transportation capacity hedges. In prior years, these amounts have been realized as these positions settle in subsequent periods, and this is expected to be the case for unrealized gains in 2008.

	For the year ended December 31,		
In millions	2008	2007	2006
Unrealized gains	**$7**	$5	$12

During 2008, Sequent negotiated an agreement for 40,000 dekatherms per day of transportation capacity for a period of 25 years beginning in August 2009. Upon execution of this agreement, we will include approximately $89 million of future demand payments associated with this capacity within our unrecorded contractual obligations and commitment disclosures. As with its other transportation capacity agreements, Sequent has and will identify opportunities to lock-in economic value associated with this capacity through the use of financial hedges. Since the duration of this agreement will be significantly longer than the average duration of Sequent's portfolio, the hedging of the capacity has increased our exposure to hedge gains and losses as well as potentially increasing VaR once the contract is executed. During the third quarter of 2008, we began executing hedging transactions related to this transportation capacity, and recorded associated hedge gains of $9 million during 2008 associated with this capacity; however there was no significant impact to VaR due to the effect of other positions in the portfolio.

Producer Services Sequent's producer services business primarily focuses on aggregating natural gas supply from various small and medium-sized producers located throughout the natural gas production areas of the United States. Sequent provides producers with certain logistical and risk management services that offer them attractive options to move their supply into the pipeline grid.

Park and Loan Transactions Sequent routinely enters into park and loan transactions with various pipelines, which allow Sequent to park gas on, or borrow gas from, the pipeline in one period and reclaim gas from, or repay gas to, the pipeline in a subsequent period. The economics of these transactions are evaluated and price risks are managed in much the same way traditional reservoir and salt dome storage transactions are evaluated and managed.

Sequent enters into forward NYMEX contracts to hedge its park and loan transactions. While the hedging instruments mitigate the price risk associated with the delivery and receipt of natural gas, they can also result in volatility in Sequent's reported results during the period before the initial delivery or receipt of natural gas. During this period, if the forward NYMEX prices in the months of delivery and receipt do not change in equal amounts, Sequent will report a net unrealized gain or loss on the hedges.

Sequent's results were affected by unrealized hedge gains on park and loan activities of $9 million during 2008, but Sequent had no significant gains or losses on park and loan hedges during 2007 or 2006.

Mark-to-Market Versus Lower of Average Cost or Market
Sequent purchases natural gas for storage when the current market price it pays plus the cost for transportation and storage is less than the market price it anticipates it could receive in the future. Sequent attempts to mitigate substantially all of the commodity price risk associated with its storage portfolio and uses derivative instruments to reduce the risk associated with future changes in the price of natural gas. Sequent sells NYMEX futures contracts or OTC derivatives in forward months to substantially lock in the operating revenue it will ultimately realize when the stored gas is actually sold.

We view Sequent's trading margins from two perspectives. First, we base our commercial decisions on economic value, which is defined as the locked-in operating revenue to be realized at the time the physical gas is withdrawn from storage and sold and the derivative instrument used to economically hedge natural gas price risk on that physical storage is settled. Second is the GAAP reported value both in periods prior to and in the period of physical withdrawal and sale of inventory. The GAAP amount is affected by the process of accounting for the financial hedging instruments in interim periods at fair value between the period when the natural gas is injected into storage and when it is ultimately withdrawn and the financial instruments are settled. The change in the fair value of the hedging instruments is recognized in earnings in the period of change and is recorded as unrealized gains or losses. The actual value, less any interim recognition of gains or losses on hedges and adjustments for LOCOM, is realized when the natural gas is delivered to its ultimate customer.

Sequent accounts for natural gas stored in inventory differently than the derivatives Sequent uses to mitigate the commodity price risk associated with its storage portfolio. The natural gas that Sequent purchases and injects into storage is accounted for at the lower of average cost or current market value. The derivatives that Sequent uses to mitigate commodity price risk are accounted for at fair value and marked to market each period. This difference in accounting treatment can result in volatility in Sequent's reported results, even though the expected operating revenue is essentially unchanged from the date the transactions were initiated. These accounting differences also affect the comparability of Sequent's period-over-period results, since changes in forward NYMEX prices do not increase and decrease on a consistent basis from year to year.

During the first half of 2008, the reported results were negatively affected by sharp increases in forward NYMEX prices, but in the second half of 2008 forward NYMEX prices dropped to below 2007 levels. The overall result was more significant unrealized gains during 2008, which contributed to the favorable variance between 2008 and 2007. During most of 2007 and 2006, Sequent's reported

results were positively affected by decreases in forward NYMEX prices, which resulted in the recognition of unrealized gains; however, the effect was more significant for 2006. As a result the more significant unrealized gains during 2006 increased the unfavorable variance between 2007 and 2006.

Energy Investments

Our energy investments segment includes a number of businesses that are related and complementary to our primary business. The most significant of these businesses is our natural gas storage business, which develops, acquires and operates high-deliverability salt-dome and other storage assets in the Gulf Coast region of the United States. While this business also can generate additional revenue during times of peak market demand for natural gas storage services, the majority of our storage services are covered under a portfolio of short, medium and long-term contracts at a fixed market rate.

Jefferson Island This wholly owned subsidiary operates a salt dome storage and hub facility in Louisiana, approximately eight miles from the Henry Hub. The storage facility is regulated by the Louisiana DNR and by the FERC, which has limited regulatory authority over storage and transportation services. Jefferson Island provides storage and hub services through its direct connection to the Henry Hub via the Sabine Pipeline and its interconnection with eight other pipelines in the area. Jefferson Island's entire portfolio is under firm subscription for the current heating season.

In August 2006, the Office of Mineral Resources of the Louisiana DNR informed Jefferson Island that its mineral lease — which authorizes salt extraction to create two new storage caverns — at Lake Peigneur had been terminated. The Louisiana DNR identified two bases for the termination: (1) failure to make certain mining leasehold payments in a timely manner, and (2) the absence of salt mining operations for six months.

In September 2006, Jefferson Island filed suit against the State of Louisiana, in the 19th Judicial District Court in Baton Rouge, to maintain its lease to complete an ongoing natural gas storage expansion project in Louisiana. The project would add two salt dome storage caverns under Lake Peigneur to the two caverns currently owned and operated by Jefferson Island. In its suit, Jefferson Island alleges that the Louisiana DNR accepted all leasehold payments without reservation and never provided Jefferson Island with notice and opportunity to cure the alleged late payments, as required by state law. In its answer to the suit, the State denied that anyone with proper authority approved late payments. As to the second basis for termination, the suit contends that Jefferson Island's lease with the State of Louisiana was amended in 2004 so that mining operations are no longer required to maintain the lease. The State's answer denies that the 2004 amendment was properly authorized. In March 2008, Jefferson Island served discovery requests on the State of Louisiana and sought a trial date in this lawsuit. Jefferson Island also asserted additional claims against the State seeking to obtain a declaratory ruling that Jefferson Island's surface lease, under which it operates its existing two storage caverns, authorizes the creation of the two new expansion caverns separate and apart from the mineral lease challenged by the State.

In addition, in June 2008, the State of Louisiana passed legislation restricting water usage from the Chicot aquifer, which is a main source of fresh water required for the expansion of our Jefferson Island capacity. We contend that this legislation is unconstitutional and have sought to amend the pending litigation to seek a declaration that the legislation is invalid and cannot be enforced. Even if we are not successful on those grounds, we believe the legislation does not materially impact the feasibility of the expansion project. During 2008 and early 2009 we aggressively pursued our litigation. However, we are not able to predict the outcome of the litigation. As of January 2009, our current estimate of costs incurred that would be considered unusable if the Louisiana DNR was successful in terminating our lease and causing us to cease the expansion project is approximately $6 million.

Golden Triangle Storage In December 2006, we announced that our wholly-owned subsidiary, Golden Triangle Storage, plans to build a natural gas storage facility in the Beaumont, Texas area in the Spindletop salt dome. The project will initially consist of two underground salt dome storage caverns approximately a half-mile to a mile below ground that will hold about 12 Bcf of working natural gas storage capacity initially, or a total cavern capacity of approximately 17 Bcf. The facility potentially can be expanded to a total of five caverns with 38 Bcf of working natural gas storage capacity in the future based on customer interest. Golden Triangle Storage also intends to build an approximately nine-mile dual 24" natural gas pipeline to connect the storage facility with three interstate and three intrastate pipelines. In May 2007, Golden Triangle Storage held a non-binding open season for service offerings at the proposed facility, which resulted in indications of market support for the facility.

In December 2007, Golden Triangle Storage received an order from the FERC granting a Certificate of Public Convenience and Necessity to construct and operate the storage facility and approving market-based rates for services to be provided. We accepted this FERC order in January 2008. The FERC will serve as the lead agency overseeing the participation of a number of other federal, state and local agencies in reviewing and permitting the facility. In May 2008, Golden Triangle Storage started construction on the first cavern. Hurricanes Gustav and Ike caused some damage and minor delays in September 2008, but our timelines associated with commencement of commercial operations remain on schedule.

We previously estimated, based on then current prices for labor, materials and pad gas, that costs to construct the facility would be approximately $265 million. However, prices for labor and materials

have risen significantly in the ensuing months, increasing the current estimated construction cost by approximately 10% to 20%. The actual project costs depend upon the facility's configuration, materials, drilling costs, financing costs and the amount and cost of pad gas, which includes volumes of non-working natural gas used to maintain the operational integrity of the cavern facility. The costs for approximately 64% of these items have not been fixed and are subject to continued variability during construction. Further, since we are not able to predict whether these costs of construction will continue to increase, moderate or decrease from current levels, we believe that there could be continued volatility in the construction cost estimates.

AGL Networks This wholly owned subsidiary provides telecommunications conduit and available for use or "dark" fiber optic cable. AGL Networks leases and sells its fiber to a variety of customers in the Atlanta, Georgia and Phoenix, Arizona metropolitan areas, with a small presence in other cities in the United States. Its customers include local, regional and national telecommunications companies, internet service providers, educational institutions and other commercial entities. AGL Networks typically provides underground conduit and dark fiber to its customers under leasing arrangements with terms that vary from one to twenty years. In addition, AGL Networks offers telecommunications construction services to its customers. AGL Networks' competitors are any entities that have laid or will lay conduit and fiber on the same route as AGL Networks in the respective metropolitan areas.

Corporate

Our corporate segment includes our nonoperating business units, including AGSC and AGL Capital. AGL Capital, our wholly owned subsidiary, provides for our ongoing financing needs through a commercial paper program, the issuance of various debt and hybrid securities, and other financing arrangements.

We allocate substantially all of AGSC's operating expenses and interest costs to our operating segments in accordance with state regulations. Our corporate segment also includes intercompany eliminations for transactions between our operating business segments. Our EBIT results include the impact of these allocations to the various operating segments.

Our corporate segment also includes Pivotal Energy Development, which coordinates among our related operating segments the development, construction or acquisition of assets, such as storage facilities, related and complementary to our primary businesses within the southeastern, mid-Atlantic and northeastern regions in order to extend our natural gas capabilities and improve system reliability while enhancing service to our customers in those areas. The focus of Pivotal Energy Development's commercial activities is to improve the economics of system reliability and natural gas deliverability in these targeted regions.

Employees

As of January 31, 2009, we employed a total of 2,389 employees, and we believe that our relations with them are good.

Additional Information

For additional information on our segments, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Results of Operations" and "Note 9, Segment Information," set forth in Item 8, "Financial Statements and Supplementary Data."

Information on our environmental remediation efforts, is contained in "Note 7, Commitments and Contingencies," set forth in Item 8, "Financial Statements and Supplementary Data."

Hedges

Changes in commodity prices subject a significant portion of our operations to earnings variability. Our nonutility businesses principally use physical and financial arrangements to reduce the risks associated with both weather-related seasonal fluctuations in market conditions and changing commodity prices. In addition, because these economic hedges may not qualify, or are not designated for hedge accounting treatment, our reported earnings for the wholesale services and retail energy operations segments reflect changes in the fair values of certain derivatives. These values may change significantly from period to period and are reflected as gains or losses within our operating revenues or our OCI for those derivative instruments that qualify and are designated as accounting hedges.

Elizabethtown Gas utilizes certain derivatives in accordance with a directive from the New Jersey Commission to create a hedging program to hedge the impact of market fluctuations in natural gas prices. These derivative products are accounted for at fair value each reporting period. In accordance with regulatory requirements, realized gains and losses related to these derivatives are reflected in purchased gas costs and ultimately included in billings to customers. Unrealized gains and losses are reflected as a regulatory asset or liability, as appropriate, in our consolidated balance sheets.

Seasonality

The operating revenues and EBIT of our distribution operations, retail energy operations and wholesale services segments are seasonal. During the heating season, natural gas usage and operating revenues are generally higher because more customers are connected to our distribution systems and natural gas usage is higher in periods of colder weather than in periods of warmer weather. Occasionally in the summer, Sequent's operating revenues

are impacted due to peak usage by power generators in response to summer energy demands. Seasonality also affects the comparison of certain balance sheet items such as receivables, unbilled revenue, inventories and short-term debt across quarters. However, these items are comparable when reviewing our annual results.

Approximately 65% of these segments' operating revenues and 72% of these segments' EBIT for the year ended December 31, 2008 were generated during the first and fourth quarters of 2008, and are reflected in our statements of consolidated income for the quarters ended March 31, 2008 and December 31, 2008. Our base operating expenses, excluding cost of gas, interest expense and certain incentive compensation costs, are incurred relatively equally over any given year. Thus, our operating results can vary significantly from quarter to quarter as a result of seasonality.

Available Information

Detailed information about us is contained in our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other reports, and amendments to those reports, that we file with, or furnish to, the SEC. These reports are available free of charge at our website, www.aglresources.com, as soon as reasonably practicable after we electronically file such reports with or furnish such reports to the SEC. However, our website and any contents thereof should not be considered to be incorporated by reference into this document. We will furnish copies of such reports free of charge upon written request to our Investor Relations department. You can contact our Investor Relations department at:

AGL Resources Inc.
Investor Relations – Dept. 1071
P.O. Box 4569
Atlanta, GA 30309-4569
404-584-3801

In Part III of this Form 10-K, we incorporate by reference from our Proxy Statement for our 2009 annual meeting of shareholders certain information. We expect to file that Proxy Statement with the SEC on or about March 16, 2009, and we will make it available on our website as soon as reasonably practicable. Please refer to the Proxy Statement when it is available.

Additionally, our corporate governance guidelines, code of ethics, code of business conduct and the charters of each of our Board of Directors committees are available on our website. We will furnish copies of such information free of charge upon written request to our Investor Relations department.

Item 1A. Risk Factors

Cautionary Statement Regarding Forward-looking Statements

Certain expectations and projections regarding our future performance referenced in this report, in other materials we file with the SEC or otherwise release to the public, and on our website are forward-looking statements. Senior officers may also make verbal statements to analysts, investors, regulators, the media and others that are forward-looking. Forward-looking statements involve matters that are not historical facts, such as statements in "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere regarding our future operations, prospects, strategies, financial condition, economic performance (including growth and earnings), industry conditions and demand for our products and services. We have tried, whenever possible, to identify these statements by using words such as "anticipate," "assume," "believe," "can," "could," "estimate," "expect," "forecast," "future," "goal," "indicate," "intend," "may," "outlook," "plan," "potential," "predict," "project," "seek," "should," "target," "would," and similar expressions.

You are cautioned not to place undue reliance on our forward-looking statements. Our forward-looking statements are not guarantees of future performance and are based on currently available competitive, financial and economic data along with our operating plans. While we believe that our expectations for the future are reasonable in view of the currently available information, our expectations are subject to future events, risks and inherent uncertainties, as well as potentially inaccurate assumptions, and there are numerous factors — many beyond our control — that could cause results to differ significantly from our expectations. Such events, risks and uncertainties include, but are not limited to those set forth below and in the other documents that we file with the SEC. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. There also may be other factors that we cannot anticipate or that are not described in this report, generally because we do not perceive them to be material, which could cause results to differ significantly from our expectations.

Forward-looking statements are only as of the date they are made, and we do not undertake any obligation to update these statements to reflect subsequent circumstances or events. You are advised, however, to review any further disclosures we make on related subjects in our Form 10-Q and Form 8-K reports to the SEC.

Risks Related to Our Business

Risks related to the regulation of our businesses could affect the rates we are able to charge, our costs and our profitability.

Our businesses are subject to regulation by federal, state and local regulatory authorities. In particular, at the federal level our businesses are regulated by the FERC. At the state level, our businesses are regulated by the Georgia, Tennessee, New Jersey, Florida, Virginia and Maryland Commissions.

These authorities regulate many aspects of our operations, including construction and maintenance of facilities, operations, safety, rates that we charge customers, rates of return, the authorized cost of capital, recovery of pipeline replacement and environmental remediation costs, relationships with our affiliates, and carrying costs we charge Marketers selling retail natural gas in Georgia for gas held in storage for their customer accounts. Our ability to obtain rate increases and rate supplements to maintain our current rates of return and recover regulatory assets and liabilities recorded in accordance with SFAS 71 depends on regulatory discretion, and there can be no assurance that we will be able to obtain rate increases or rate supplements or continue receiving our currently authorized rates of return including the recovery of our regulatory assets and liabilities. In addition, if we fail to comply with applicable regulations, we could be subject to fines, penalties or other enforcement action by the authorities that regulate our operations, or otherwise be subject to material costs and liabilities.

Deregulation in the natural gas industry is the separation of the provision and pricing of local distribution gas services into discrete components. Deregulation typically focuses on the separation of the gas distribution business from the gas sales business and is intended to cause the opening of the formerly regulated sales business to alternative unregulated suppliers of gas sales services.

In 1997, the Georgia legislature enacted the Deregulation Act. To date, Georgia is the only state in the nation that has fully deregulated gas distribution operations, which ultimately resulted in Atlanta Gas Light exiting the retail natural gas sales business while retaining its gas distribution operations. Marketers, including our majority-owned subsidiary, SouthStar, then assumed the retail gas sales responsibility at deregulated prices. The deregulation process required Atlanta Gas Light to completely reorganize its operations and personnel at significant expense. It is possible that the legislature could reverse or amend portions of the deregulation process.

Our business is subject to environmental regulation in all jurisdictions in which we operate, and our costs to comply are significant. Any changes in existing environmental regulation could affect our results of operations and financial condition.

Our operations and properties are subject to extensive environmental regulation pursuant to a variety of federal, state and municipal laws and regulations. Such environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Environmental legislation also requires that our facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Our current costs to comply with these laws and regulations are significant to our results of operations and financial condition. Failure to comply with these laws and regulations and failure to obtain any required permits and licenses may expose us to fines, penalties or interruptions in our operations that could be material to our results of operations.

In addition, claims against us under environmental laws and regulations could result in material costs and liabilities. Existing environmental regulations could also be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur. With the trend toward stricter standards, greater regulation, more extensive permit requirements and an increase in the number and types of assets operated by us subject to environmental regulation, our environmental expenditures could increase in the future, particularly if those costs are not fully recoverable from our customers. Additionally, the discovery of presently unknown environmental conditions could give rise to expenditures and liabilities, including fines or penalties, which could have a material adverse effect on our business, results of operations or financial condition.

We may be exposed to certain regulatory and financial risks related to climate change.

Climate change is receiving ever increasing attention from scientists and legislators alike. The debate is ongoing as to the extent to which our climate is changing, the potential causes of this change and its potential impacts. Some attribute global warming to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions.

The international treaty relating to global warming (commonly known as the Kyoto Protocol) would have required reductions in emissions of greenhouse gases, primarily carbon dioxide and methane. The Kyoto Protocol became effective (without ratification by the U.S.) in February 2005. Presently there are no federally mandated greenhouse gas reduction requirements in the U.S. as current policy favors voluntary reductions, increased operating efficiency and continued research and technology development. The likelihood of any federal mandatory carbon dioxide emissions reduction program being adopted in the near future and the specific requirements of any such program is uncertain. However, President Obama has stated that to combat global warming he will propose reducing greenhouse gas emissions to 1990 levels by 2020 and further reduce levels an additional 80% by 2050. He is also expected to push an economic stimulus package that is heavily weighted towards the energy sector.

There are a number of other legislative and regulatory proposals to address greenhouse gas emissions, which are in various phases of discussion or implementation. The outcome of federal and state actions to address global climate change could result in a variety of regulatory programs including potential new regulations, additional charges to fund energy efficiency activities, or other regulatory actions. These actions could:

- result in increased costs associated with our operations
- increase other costs to our business
- affect the demand for natural gas, and
- impact the prices we charge our customers.

Because natural gas is a fossil fuel with low carbon content, it is possible that future carbon constraints could create additional demand for natural gas, both for production of electricity and direct use in homes and businesses.

Any adoption by federal or state governments mandating a substantial reduction in greenhouse gas emissions could have far-reaching and significant impacts on the energy industry. We cannot predict the potential impact of such laws or regulations on our future consolidated financial condition, results of operations or cash flows.

Our infrastructure improvement and customer growth may be restricted by the capital-intensive nature of our business.

We must construct additions to our natural gas distribution system to continue the expansion of our customer base. We may also need to construct expansions of our existing natural gas storage facilities or develop and construct new natural gas storage facilities. The cost of this construction may be affected by the cost of obtaining government and other approvals, development project delays, adequacy of supply of diversified vendors, or unexpected changes in project costs. Weather, general economic conditions and the cost of funds to finance our capital projects can materially alter the cost, and projected construction schedule and completion timeline of a project. Our cash flows may not be fully adequate to finance the cost of this construction. As a result, we may be required to fund a portion of our cash needs through borrowings or the issuance of common stock, or both. For our distribution operations segment, this may limit our ability to expand our infrastructure to connect new customers due to limits on the amount we can economically invest, which shifts costs to potential customers and may make it uneconomical for them to connect to our distribution systems. For our natural gas storage business, this may significantly reduce our earnings and return on investment from what would be expected for this business, or may impair our ability to complete the expansions or development projects.

Transporting and storing natural gas involves numerous risks that may result in accidents and other operating risks and costs.

Our gas distribution and storage activities involve a variety of inherent hazards and operating risks, such as leaks, accidents and mechanical problems, which could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution and impairment of our operations, which in turn could lead to substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The location of pipelines and storage facilities near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. The occurrence of any of these events not fully covered by insurance could adversely affect our financial position and results of operations.

We face increasing competition, and if we are unable to compete effectively, our revenues, operating results and financial condition will be adversely affected which may limit our ability to grow our business.

The natural gas business is highly competitive, and we are facing increasing competition from other companies that supply energy, including electric companies, oil and propane providers and, in some cases, energy marketing and trading companies. In particular, the success of our investment in SouthStar is affected by the competition SouthStar faces from other energy marketers providing retail natural gas services in the Southeast. Natural gas competes with other forms of energy. The primary competitive factor is price. Changes in the price or availability of natural gas relative to other forms of energy and the ability of end-users to convert to alternative fuels affect the demand for natural gas. In the case of commercial, industrial and agricultural customers, adverse economic conditions, including higher gas costs, could also cause these customers to bypass or disconnect from our systems in favor of special competitive contracts with lower per-unit costs.

Our wholesale services segment competes with national and regional full-service energy providers, energy merchants and producers and pipelines for sales based on our ability to aggregate competitively priced commodities with transportation and storage capacity. Some of our competitors are larger and better capitalized than we are and have more national and global exposure than we do. The consolidation of this industry and the pricing to gain market share may affect our operating margin. We expect this trend to continue in the near term, and the increasing competition for asset management deals could result in downward pressure on the volume of transactions and the related operating margin available in this portion of Sequent's business.

The continuation of recent economic conditions could adversely affect our customers and negatively impact our financial results.

The slowdown in the U.S. economy, along with increased mortgage defaults, and significant decreases in new home construction, home values and investment assets, has adversely impacted the financial well-being of many U.S. households. We cannot predict if the administrative and legislative actions to address this situation will be successful in reducing the severity or duration of this recession. As a result, our customers may use less gas in future heating seasons and it may become more difficult for them to pay their natural gas bills. This may slow collections and lead to higher than normal levels of accounts receivables, bad debt and financing requirements.

A significant portion of our accounts receivable is subject to collection risks, due in part to a concentration of credit risk in Georgia and at Sequent.

We have accounts receivable collection risk in Georgia due to a concentration of credit risk related to the provision of natural gas services to Marketers. At December 31, 2008, Atlanta Gas Light had 11 certificated and active Marketers in Georgia, four of which (based on customer count and including SouthStar) accounted for approximately 31% of our consolidated operating margin for 2008. As a result, Atlanta Gas Light depends on a concentrated number of customers for revenues. The provisions of Atlanta Gas Light's tariff allow it to obtain security support in an amount equal to no less than two times a Marketer's highest month's estimated bill in the form of cash deposits, letters of credit, surety bonds or guaranties. The failure of these Marketers to pay Atlanta Gas Light could adversely affect Atlanta Gas Light's business and results of operations and expose it to difficulties in collecting Atlanta Gas Light's accounts receivable. AGL Resources provides a guarantee to Atlanta Gas Light as security support for SouthStar. Additionally, SouthStar markets directly to end-use customers and has periodically experienced credit losses as a result of severe cold weather or high prices for natural gas that increase customers' bills and, consequently, impair customers' ability to pay.

Sequent often extends credit to its counterparties. Despite performing credit analyses prior to extending credit and seeking to effectuate netting agreements, Sequent is exposed to the risk that it may not be able to collect amounts owed to it. If the counterparty to such a transaction fails to perform and any collateral Sequent has secured is inadequate, Sequent could experience material financial losses. Further, Sequent has a concentration of credit risk, which could subject a significant portion of its credit exposure to collection risks. Approximately 63% of Sequent's credit exposure is concentrated in its top 20 counterparties. Most of this concentration is with counterparties that are either load-serving utilities or end-use customers that have supplied some level of credit support. Default by any of these counterparties in their obligations to pay amounts due Sequent could result in credit losses that would negatively impact our wholesale services segment.

The asset management arrangements between Sequent and our local distribution companies, and between Sequent and its nonaffiliated customers, may not be renewed or may be renewed at lower levels, which could have a significant impact on Sequent's business.

Sequent currently manages the storage and transportation assets of our affiliates Atlanta Gas Light, Chattanooga Gas, Elizabethtown Gas, Elkton Gas, Florida City Gas, and Virginia Natural Gas and shares profits it earns from the management of those assets with those customers and their respective customers, except at Elkton Gas where Sequent is assessed annual fixed-fees payable in monthly installments. Entry into and renewal of these agreements are subject to regulatory approval and one is subject to renewal in 2009. In addition, Sequent has asset management agreements with certain nonaffiliated customers. Sequent's results could be significantly impacted if these agreements are not renewed or are amended or renewed with less favorable terms.

We are exposed to market risk and may incur losses in wholesale services and retail energy operations.

The commodity, storage and transportation portfolios at Sequent and the commodity and storage portfolios at SouthStar consist of contracts to buy and sell natural gas commodities, including contracts that are settled by the delivery of the commodity or cash. If the values of these contracts change in a direction or manner that we do not anticipate, we could experience financial losses from our trading activities. Based on a 95% confidence interval and employing a 1-day holding period for all positions, Sequent's and SouthStar's portfolio of positions as of December 31, 2008 had a 1-day holding period VaR of $2.5 million and less than $0.1 million, respectively.

Our accounting results may not be indicative of the risks we are taking or the economic results we expect for wholesale services.

Although Sequent enters into various contracts to hedge the value of our energy assets and operations, the timing of the recognition of profits or losses on the hedges does not always correspond to the profits or losses on the item being hedged. The difference in accounting can result in volatility in Sequent's reported results, even though the expected operating margin is essentially unchanged from the date the transactions were initiated.

Changes in weather conditions may affect our earnings.

Weather conditions and other natural phenomena can have a large impact on our earnings. Severe weather conditions can impact our suppliers and the pipelines that deliver gas to our distribution system. Extended mild weather, during either the winter or summer period, can have a significant impact on demand for and cost of natural gas.

We have a WNA mechanism for Elizabethtown Gas and Chattanooga Gas that partially offsets the impact of unusually cold or warm weather on residential and commercial customer billings and our operating margin. At Elizabethtown Gas we could be required to return a portion of any WNA surcharge to its customers if Elizabethtown Gas' return on equity exceeds its authorized return on equity of 10%.

Additionally, Virginia Natural Gas has a WNA mechanism for its residential customers that partially offsets the impact of unusually cold or warm weather. In September 2007, the Virginia Commission approved Virginia Natural Gas' application for an Experimental Weather Normalization Adjustment Rider (the Rider) for its commercial customers. The Rider applies to the 2007 and 2008 heating seasons, with an opportunity for Virginia Natural Gas to extend the Rider for additional years.

These WNA regulatory mechanisms are most effective in a reasonable temperature range relative to normal weather using historical averages. The protection afforded by the WNA depends on continued regulatory approval. The loss of this continued regulatory approval could make us more susceptible to weather-related earnings fluctuations.

Changes in weather conditions may also impact SouthStar's earnings. As a result, SouthStar uses a variety of weather derivative instruments to stabilize the impact on its operating margin in the event of warmer or colder than normal weather in the winter months. However, these instruments do not fully protect SouthStar's earnings from the effects of unusually warm or cold weather.

A decrease in the availability of adequate pipeline transportation capacity could reduce our revenues and profits.

Our gas supply depends on the availability of adequate pipeline transportation and storage capacity. We purchase a substantial portion of our gas supply from interstate sources. Interstate pipeline companies transport the gas to our system. A decrease in interstate pipeline capacity available to us or an increase in competition for interstate pipeline transportation and storage service could reduce our normal interstate supply of gas.

Our profitability may decline if the counterparties to Sequent's asset management transactions fail to perform in accordance with Sequent's agreements.

Sequent focuses on capturing the value from idle or underutilized energy assets, typically by executing transactions that balance the needs of various markets and time horizons. Sequent is exposed to the risk that counterparties to our transactions will not perform their obligations. Should the counterparties to these arrangements fail to perform, we might be forced to enter into alternative hedging arrangements, honor the underlying commitment at then-current market prices or return a significant portion of the consideration received for gas. In such events, we might incur additional losses to the extent of amounts, if any, already paid to or received from counterparties.

We could incur additional material costs for the environmental condition of some of our assets, including former manufactured gas plants.

We are generally responsible for all on-site and certain off-site liabilities associated with the environmental condition of the natural gas assets that we have operated, acquired or developed, regardless of when the liabilities arose and whether they are or were known or unknown. In addition, in connection with certain acquisitions and sales of assets, we may obtain, or be required to provide, indemnification against certain environmental liabilities. Before natural gas was widely available, we manufactured gas from coal and other fuels. Those manufacturing operations were known as MGPs, which we ceased operating in the 1950s.

We have identified ten sites in Georgia and three in Florida where we own all or part of an MGP site. We are required to investigate possible environmental contamination at those MGP sites and, if necessary, clean up any contamination. As of December 31, 2008, the soil and sediment remediation program was complete for all Georgia sites, although groundwater cleanup continues. As of December 31, 2008, projected costs associated with the MGP sites associated with Atlanta Gas Light were $38 million. For elements of the MGP program where we still cannot provide engineering cost estimates, considerable variability remains in future cost estimates.

In addition, we are associated with former sites in New Jersey, North Carolina and other states. Material cleanups of these sites have not been completed nor are precise estimates available for future cleanup costs and therefore considerable variability remains in future cost estimates. For the New Jersey sites, cleanup cost estimates range from $58 million to $116 million. Costs have been estimated for only one of the non-New Jersey sites, for which current estimates range from $10 million to $20 million.

Inflation and increased gas costs could adversely impact our ability to control operating expenses, increase our level of indebtedness and adversely impact our customer base.

Inflation has caused increases in certain operating expenses that have required us to replace assets at higher costs. We attempt to control costs in part through implementation of best practices and business process improvements, many of which are facilitated through investments in information systems and technology. We have a process in place to continually review the adequacy of our utility gas rates in relation to the increasing cost of providing service and the inherent regulatory lag in adjusting those gas rates. Historically, we have been able to budget and control operating expenses and investments within the amounts authorized to be collected in rates, and we intend to continue to do so. However, any inability by us to control our expenses in a reasonable manner would adversely influence our future results.

Rapid increases in the price of purchased gas cause us to experience a significant increase in short-term debt because we must pay suppliers for gas when it is purchased, which can be significantly in advance of when these costs may be recovered through the collection of monthly customer bills for gas delivered. Increases in purchased gas costs also slow our utility collection efforts as customers are more likely to delay the payment of their gas bills, leading to higher-than-normal accounts receivable. This situation results in higher short-term debt levels and increased bad debt expense. Should the price of purchased gas increase significantly during the upcoming heating season, we would expect increases in our short-term debt, accounts receivable and bad debt expense during 2009.

Finally, higher costs of natural gas in recent years have already caused many of our utility customers to conserve in the use of our gas services and could lead to even more customers utilizing such conservation methods or switching to other competing products. The higher costs have also allowed competition from products utilizing alternative energy sources for applications that have traditionally used natural gas, encouraging some customers to move away from natural gas fired equipment to equipment fueled by other energy sources.

The cost of providing pension and postretirement health care benefits to eligible employees and qualified retirees is subject to changes in pension fund values and changing demographics and may have a material adverse effect on our financial results.

We have defined benefit pension and postretirement health care plans for the benefit of substantially all full-time employees and qualified retirees. The cost of providing these benefits to eligible current and former employees is subject to changes in the market value of our pension fund assets, changing demographics, including longer life expectancy of beneficiaries, changes in health care cost trends, and an expected increase in the number of eligible former employees over the next five years.

Any sustained declines in equity markets and reductions in bond yields may have a material adverse effect on the value of our pension funds. In these circumstances, we may be required to recognize an increased pension expense or a charge to our other comprehensive income to the extent that the pension fund values are less than the total anticipated liability under the plans. Market declines in the second half of 2008 resulted in significant losses in the value of our pension fund assets. As a result, based on the current funding status of the plans, we would be required to make a minimum contribution to the plans of approximately $7 million in 2009. We are planning to make additional contributions in 2009 up to $61 million, for a total of up to $68 million, in order to preserve the current level of benefits under the plans and in accordance with the funding requirements of the Pension Protection Act. As of December 31, 2008 our pension plans assets represented 54% or our total pension plan obligations.

For more information regarding some of these obligations, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Contractual Obligations and Commitments" and the subheading "Pension and Postretirement Obligations" and Note 3 to our consolidated financial statements.

Natural disasters, terrorist activities and the potential for military and other actions could adversely affect our businesses.

Natural disasters may damage our assets. The threat of terrorism and the impact of retaliatory military and other action by the United States and its allies may lead to increased political, economic and financial market instability and volatility in the price of natural gas that could affect our operations. In addition, future acts of terrorism could be directed against companies operating in the United States, and companies in the energy industry may face a heightened risk of exposure to acts of terrorism. These developments have subjected our operations to increased risks. The insurance industry has also been disrupted by these events. As a result, the availability of

insurance covering risks against which we and our competitors typically insure may be limited. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

Risks Related to Our Corporate and Financial Structure

We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to execute our business plan or pursue improvements that we may rely on for future growth.

We rely on access to both short-term money markets (in the form of commercial paper and lines of credit) and long-term capital markets as a source of liquidity for capital and operating requirements not satisfied by the cash flow from our operations. If we are not able to access financial markets at competitive rates, our ability to implement our business plan and strategy will be negatively affected, and we may be forced to postpone, modify or cancel capital projects. Certain market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. Such market disruptions could result from:

- adverse economic conditions
- adverse general capital market conditions
- poor performance and health of the utility industry in general
- bankruptcy or financial distress of unrelated energy companies or Marketers
- significant decrease in the demand for natural gas
- adverse regulatory actions that affect our local gas distribution companies and our natural gas storage business
- terrorist attacks on our facilities or our suppliers, or
- extreme weather conditions.

The continued disruption in the credit markets could limit our ability to access capital and increase our cost of capital.

The global credit markets have been experiencing significant disruption and volatility in recent months. In some cases, the ability or willingness of traditional sources of capital to provide financing has been reduced.

Historically, we have accessed the commercial paper markets to finance our short-term working capital requirements, but the disruption in the credit markets has limited our access to the commercial paper markets at reasonable interest rates. Consequently, we have borrowed directly under our Credit Facilities for our working capital needs. As of December 31, 2008, we had $273 million in commercial paper outstanding and $500 million outstanding under our Credit Facilities. During 2008, our borrowings under these facilities along with our commercial paper were used primarily to purchase natural gas inventories for the current winter heating season. The amount of our working capital requirements in the near-term will depend primarily on the market price of natural gas and weather. Higher natural gas prices may adversely impact our accounts receivable collections and may require us to increase borrowings under our credit facilities to fund our operations.

While we believe we can meet our capital requirements from our operations and the sources of financing available to us, we can provide no assurance that we will continue to be able to do so in the future, especially if the market price of natural gas increases significantly in the near-term. The future effects on our business, liquidity and financial results of a continuation of current market conditions could be material and adverse to us, both in the ways described above, or in ways that we do not currently anticipate.

If we breach any of the financial covenants under our various credit facilities, our debt service obligations could be accelerated.

Our existing Credit Facilities and the SouthStar line of credit contain financial covenants. If we breach any of the financial covenants under these agreements, our debt repayment obligations under them could be accelerated. In such event, we may not be able to refinance or repay all our indebtedness, which would result in a material adverse effect on our business, results of operations and financial condition.

A downgrade in our credit rating could negatively affect our ability to access capital.

Our senior unsecured debt is currently assigned a rating of BBB+ by S&P, Baa1 by Moody's and A- by Fitch. Our commercial paper currently is rated A2 by S&P, P2 by Moody's and F2 by Fitch. If the rating agencies downgrade our ratings, particularly below investment grade, it may significantly limit our access to the commercial paper market and our borrowing costs would increase. In addition, we would likely be required to pay a higher interest rate in future financings and our potential pool of investors and funding sources would likely decrease.

Additionally, if our credit rating by either S&P or Moody's falls to non-investment grade status, we will be required to provide additional support for certain customers of our wholesale business. As of December 31, 2008, if our credit rating had fallen below investment grade, we would have been required to provide collateral of approximately $12 million to continue conducting our wholesale services business with certain counterparties.

We are vulnerable to interest rate risk with respect to our debt, which could lead to changes in interest expense and adversely affect our earnings.

We are subject to interest rate risk in connection with the issuance of fixed-rate and variable-rate debt. In order to maintain our desired mix of fixed-rate and variable-rate debt, we may use interest rate

swap agreements and exchange fixed-rate and variable-rate interest payment obligations over the life of the arrangements, without exchange of the underlying principal amounts. See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk." We cannot ensure that we will be successful in structuring such swap agreements to manage our risks effectively. If we are unable to do so, our earnings may be reduced. In addition, higher interest rates, all other things equal, reduce the earnings that we derive from transactions where we capture the difference between authorized returns and short-term borrowings.

We are a holding company and are dependent on cash flow from our subsidiaries, which may not be available in the amounts and at the times we need.
A portion of our outstanding debt was issued by our wholly-owned subsidiary, AGL Capital, which we fully and unconditionally guarantee. Since we are a holding company and have no operations separate from our investment in our subsidiaries, we are dependent on cash in the form of dividends or other distributions from our subsidiaries to meet our cash requirements. The ability of our subsidiaries to pay dividends and make other distributions is subject to applicable state law. Refer to Item 5, "Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" for additional dividend restriction information.

The use of derivative contracts in the normal course of our business could result in financial losses that negatively impact our results of operations.
We use derivatives, including futures, forwards and swaps, to manage our commodity and financial market risks. We could recognize financial losses on these contracts as a result of volatility in the market values of the underlying commodities or if a counterparty fails to perform under a contract. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these financial instruments can involve management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could adversely affect the value of the reported fair value of these contracts.

As a result of cross-default provisions in our borrowing arrangements, we may be unable to satisfy all our outstanding obligations in the event of a default on our part.
Our Credit Facilities under which our debt is issued contain cross-default provisions. Accordingly, should an event of default occur under some of our debt agreements, we face the prospect of being in default under other of our debt agreements, obliged in such instance to satisfy a large portion of our outstanding indebtedness and unable to satisfy all our outstanding obligations simultaneously.

Item 1B. Unresolved Staff Comments

We do not have any unresolved comments from the SEC staff regarding our periodic or current reports under the Securities Exchange Act of 1934, as amended.

Item 2. Properties

We consider our properties to be well maintained, in good operating condition and suitable for their intended purpose. The following provides the location and general character of the materially important properties that are used by our segments.

Distribution and transmission assets This property primarily includes assets used by our distribution operations and energy investment segments for the distribution of natural gas to our customers in our service areas, and includes approximately 45,000 miles of underground distribution and transmission mains. These mains are located on easements or rights-of-way which generally provide for perpetual use.

Storage assets We have approximately 7 Bcf of LNG storage capacity in five LNG plants located in Georgia, New Jersey and Tennessee. In addition, we own three propane storage facilities in Virginia and Georgia that have a combined storage capacity of approximately 0.5 Bcf. These LNG plants and propane facilities are used by distribution operations to supplement the natural gas supply during peak usage periods.

We also own a high-deliverability natural gas storage and hub facility in Louisiana. This facility is operated by a subsidiary within our energy investments segment and includes two salt dome gas storage

caverns with approximately 10 Bcf of total capacity and about 7 Bcf of working gas capacity. Our energy investments segment also owns a propane storage facility in Virginia with approximately 0.3 Bcf of storage capacity. This facility supplements the natural gas supply to our Virginia utility during peak usage periods.

Telecommunications assets AGL Networks, a subsidiary within our energy investments segment, owns and operates telecommunications conduit and fiber property in public rights-of-way that are leased to our customers primarily in Atlanta and Phoenix. This includes over 129,000 fiber miles, a 36,000 mile increase compared to 2007. Approximately 40% of our dark fiber in Atlanta and 22% of our dark fiber in Phoenix has been leased.

Offices All of our segments own or lease office, warehouse and other facilities throughout our operating areas. We expect additional or substitute space to be available as needed to accommodate expansion of our operations.

Item 3. Legal Proceedings

The nature of our business ordinarily results in periodic regulatory proceedings before various state and federal authorities. In addition, we are party, as both plaintiff and defendant, to a number of lawsuits related to our business on an ongoing basis. Management believes that the outcome of all regulatory proceedings and litigation in which we are currently involved will not have a material adverse effect on our consolidated financial condition or results of operations. For more information regarding some of these proceedings, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Results of Operations" and the heading "Commitments and Contingencies" and Note 7 to our consolidated financial statements under the caption "Litigation" and "Review of Compliance with FERC Regulation."

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our security holders during the fourth quarter ended December 31, 2008.

Executive Officers of the Registrant

Set forth below are the names, ages and positions of our executive officers along with their business experience during the past five years. All officers serve at the discretion of our Board of Directors. All information is as of the date of the filing of this report.

Name, age and position with the company	Periods served
John W. Somerhalder II, Age 53[1]	
Chairman, President and Chief Executive Officer	October 2007 – Present
President and Chief Executive Officer	March 2006 – October 2007
Ralph Cleveland, Age 46	
Executive Vice President, Engineering and Operations	December 2008 – Present
Senior Vice President, Engineering and Operations	February 2005 – December 2008
Vice President, Engineering, Construction and Chief Engineer – Atlanta Gas Light	January 2003 – February 2005
Andrew W. Evans, Age 42	
Executive Vice President and Chief Financial Officer	May 2006 – Present
Senior Vice President and Chief Financial Officer	September 2005 – May 2006
Vice President and Treasurer	April 2002 – September 2005
Henry P. Linginfelter, Age 48	
Executive Vice President, Utility Operations	June 2007 – Present
Senior Vice President, Mid-Atlantic Operations	November 2004 – June 2007
President, Virginia Natural Gas	October 2000 – November 2004
Kevin P. Madden, Age 56[2]	
Executive Vice President, External Affairs	November 2005 – Present
Executive Vice President, Distribution and Pipeline Operations	April 2002 – November 2005
Melanie M. Platt, Age 54	
Senior Vice President, Human Resources	September 2004 – Present
Senior Vice President and Chief Administrative Officer	November 2002 – September 2004
Douglas N. Schantz, Age 53	
President, Sequent	May 2003 – Present
Paul R. Shlanta, Age 51	
Executive Vice President, General Counsel and Chief Ethics and Compliance Officer	September 2005 – Present
Senior Vice President, General Counsel and Chief Corporate Compliance Officer	September 2002 – September 2005

[1] Mr. Somerhalder was executive vice president of El Paso Corporation (NYSE: EP) from 2000 until May 2005, and he continued service under a professional services agreement from May 2005 until March 2006.
[2] On November 5, 2008, Mr. Madden announced his retirement, which is effective March 1, 2009.

Part II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Holders of Common Stock, Stock Price and Dividend Information

Our common stock is listed on the New York Stock Exchange under the symbol ATG. At January 30, 2009, there were 9,819 record holders of our common stock. Quarterly information concerning our high and low stock prices and cash dividends paid in 2008 and 2007 is as follows:

Quarter ended:	Sales price of common stock High	Sales price of common stock Low	Cash dividend per common share
2008			
March 31, 2008	**$39.13**	**$33.45**	**$0.42**
June 30, 2008	**36.50**	**33.46**	**0.42**
September 30, 2008	**35.44**	**30.60**	**0.42**
December 31, 2008	**32.07**	**24.02**	**0.42**
			$1.68
2007			
March 31, 2007	$42.99	$38.20	$0.41
June 30, 2007	44.67	39.52	0.41
September 30, 2007	41.51	35.24	0.41
December 31, 2007	41.16	35.42	0.41
			$1.64

We have historically paid dividends to common shareholders four times a year: March 1, June 1, September 1 and December 1. We have paid 244 consecutive quarterly dividends beginning in 1948. Our common shareholders may receive dividends when declared at the discretion of our Board of Directors. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Cash Flow from Financing Activities — Dividends on Common Stock." Dividends may be paid in cash, stock or other form of payment, and payment of future dividends will depend on our future earnings, cash flow, financial requirements and other factors, some of which are noted below. In certain cases, our ability to pay dividends to our common shareholders is limited by the following:

- our ability to satisfy our obligations under certain financing agreements, including debt-to-capitalization covenants
- our ability to satisfy our obligations to any future preferred shareholders

Under Georgia law, the payment of cash dividends to the holders of our common stock is limited to our legally available assets and subject to the prior payment of dividends on any outstanding shares of preferred stock. Our assets are not legally available for paying cash dividends if, after payment of the dividend:

- we could not pay our debts as they become due in the usual course of business, or
- our total assets would be less than our total liabilities plus, subject to some exceptions, any amounts necessary to satisfy (upon dissolution) the preferential rights of shareholders whose preferential rights are superior to those of the shareholders receiving the dividends

Issuer Purchases of Equity Securities

The following table sets forth information regarding purchases of our common stock by us and any affiliated purchasers during the three months ended December 31, 2008. Stock repurchases may be made in the open market or in private transactions at times and in amounts that we deem appropriate. However, there is no guarantee as to the exact number of additional shares that may be repurchased, and we may terminate or limit the stock repurchase program at any time. We will hold the repurchased shares as treasury shares.

Period	Total number of shares purchased[1] [2] [3]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs[3]	Maximum number of shares that may yet be purchased under the publicly announced plans or programs[3]
October 2008	—	$ —	—	4,950,951
November 2008	4,800	29.35	—	4,950,951
December 2008	433	34.81	—	4,950,951
Total fourth quarter	5,233	$29.80	—	

[1] The total number of shares purchased includes an aggregate of 433 shares surrendered to us to satisfy tax withholding obligations in connection with the vesting of shares of restricted stock and/or the exercise of stock options.

[2] On March 20, 2001, our Board of Directors approved the purchase of up to 600,000 shares of our common stock in the open market to be used for issuances under the Officer Incentive Plan (Officer Plan). We purchased 4,800 any shares for such purposes in the fourth quarter of 2008. As of December 31, 2008, we had purchased a total 312,367 of the 600,000 shares authorized for purchase, leaving 287,633 shares available for purchase under this program.

[3] On February 3, 2006, we announced that our Board of Directors had authorized a plan to repurchase up to a total of 8 million shares of our common stock, excluding the shares remaining available for purchase in connection with the Officer Plan as described in note (2) above, over a five-year period.

The information required by this item regarding securities authorized for issuance under our equity compensation plans will be set forth under the caption "Executive Compensation — Equity Compensation Plan Information" in the Proxy Statement for our 2009 Annual Meeting of Shareholders or in a subsequent amendment to this report. All such information will be incorporated by reference from the Proxy Statement in Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" hereof or set forth in such amendment to this report.

Item 6. Selected Financial Data

Selected financial data about AGL Resources for the last five years is set forth in the table below. You should read the data in the table in conjunction with the consolidated financial statements and related notes set forth in Item 8, "Financial Statements and Supplementary Data."

Dollars and shares in millions, except per share amounts	**2008**	2007	2006	2005	2004
Income statement data					
Operating revenues	**$2,800**	$2,494	$2,621	$2,718	$1,832
Cost of gas	**1,654**	1,369	1,482	1,626	995
Operating margin[1]	**1,146**	1,125	1,139	1,092	837
Operating expenses					
Operation and maintenance	**472**	451	473	477	377
Depreciation and amortization	**152**	144	138	133	99
Taxes other than income taxes	**44**	41	40	40	29
Total operating expenses	**668**	636	651	650	505
Operating income	**478**	489	488	442	332
Other income (expense)	**6**	4	(1)	(1)	–
Minority interest	**(20)**	(30)	(23)	(22)	(18)
Earnings before interest and taxes (EBIT)[1]	**464**	463	464	419	314
Interest expense	**115**	125	123	109	71
Earnings before income taxes	**349**	338	341	310	243
Income taxes	**132**	127	129	117	90
Net income	**$ 217**	$ 211	$ 212	$ 193	$ 153
Common stock data					
Weighted average shares outstanding basic	**76.3**	77.1	77.6	77.3	66.3
Weighted average shares outstanding diluted	**76.6**	77.4	78.0	77.8	67.0
Total shares outstanding[2]	**76.9**	76.4	77.7	77.8	76.7
Average daily trading volumes	**0.59**	0.50	0.37	0.32	0.23
Earnings per share – basic	**$ 2.85**	$ 2.74	$ 2.73	$ 2.50	$ 2.30
Earnings per share – diluted	**$ 2.84**	$ 2.72	$ 2.72	$ 2.48	$ 2.28
Dividends declared per share	**$ 1.68**	$ 1.64	$ 1.48	$ 1.30	$ 1.15
Dividend payout ratio	**59%**	60%	54%	52%	50%
Dividend yield[3]	**5.4%**	4.4%	3.8%	3.7%	3.5%
Book value per share[4]	**$21.48**	$21.74	$20.72	$19.27	$18.04
Price-earnings ratio[5]	**11.0**	13.7	14.3	13.9	14.5
Stock price market range	**$24.02–39.13**	$35.24–$44.67	$34.40–$40.09	$32.00–$39.32	$26.50–$33.65
Market value per share[6]	**$31.35**	$37.64	$38.91	$34.81	$33.24
Market value[2]	**$2,411**	$2,876	$3,023	$2,708	$2,551
Balance sheet data[2]					
Total assets	**$6,710**	$6,258	$6,123	$6,310	$5,637
Property, plant and equipment – net	**3,816**	3,566	3,436	3,333	3,178
Working capital	**59**	163	156	73	(20)
Total debt	**2,541**	2,255	2,161	2,137	1,957
Common shareholders' equity	**1,652**	1,661	1,609	1,499	1,385
Cash flow data					
Net cash provided by operating activities	**$ 227**	$ 377	$ 351	$ 80	$ 287
Property, plant and equipment expenditures	**372**	259	253	267	264
Net borrowings and (payments) of short-term debt	**286**	52	6	188	(480)
Financial ratios[2]					
Total debt	**61%**	58%	57%	59%	59%
Common shareholders' equity	**39%**	42%	43%	41%	41%
Total	**100%**	100%	100%	100%	100%
Return on average common shareholders' equity	**13.1%**	12.9%	13.6%	13.4%	13.1%

[1] These are non-GAAP measurements. A reconciliation of operating margin and EBIT to our operating income, earnings before income taxes and net income is contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — AGL Resources-Results of Operations." [2] As of the last day of the fiscal period. [3] Dividends declared per share divided by market value per share. [4] Common shareholders' equity divided by total outstanding common shares as of the last day of the fiscal period. [5] Market value per share divided by basic earnings per share. [6] Closing price of common stock on the New York Stock Exchange as of the last trading day of the fiscal period.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an energy services holding company whose principal business is the distribution of natural gas in six states — Florida, Georgia, Maryland, New Jersey, Tennessee and Virginia. Our six utilities serve more than 2.2 million end-use customers, making us the largest distributor of natural gas in the southeastern and mid-Atlantic regions of the United States based on customer count. We are involved in various related businesses, including retail natural gas marketing to end-use customers primarily in Georgia; natural gas asset management and related logistics activities for our own utilities as well as for nonaffiliated companies; natural gas storage arbitrage and related activities; and the development and operation of high-deliverability underground natural gas storage assets. We also own and operate a small telecommunications business that constructs and operates conduit and fiber infrastructure within select metropolitan areas. We manage these businesses through four operating segments — distribution operations, retail energy operations, wholesale services and energy investments — and a nonoperating corporate segment.

The distribution operations segment is the largest component of our business and is subject to regulation and oversight by agencies in each of the six states we serve. These agencies approve natural gas rates designed to provide us the opportunity to generate revenues to recover the cost of natural gas delivered to our customers and our fixed and variable costs such as depreciation, interest, maintenance and overhead costs, and to earn a reasonable return for our shareholders. With the exception of Atlanta Gas Light, our largest utility, the earnings of our regulated utilities can be affected by customer consumption patterns that are a function of weather conditions, price levels for natural gas and general economic conditions that may impact their ability to pay for gas consumed. Various mechanisms exist that limit our exposure to weather changes within typical ranges in all of our jurisdictions. Our retail energy operations segment, which consists of SouthStar, also is weather sensitive and uses a variety of hedging strategies, such as weather derivative instruments and other risk management tools, to mitigate potential weather impacts. Our Sequent subsidiary within our wholesale services segment is temperature insensitive, but generally has greater opportunity to capture operating margin due to price volatility as a result of extreme weather. Our energy investments segment's primary activity is our natural gas storage business, which develops, acquires and operates high-deliverability salt-dome storage assets in the Gulf Coast region of the United States. While this business also can generate additional revenue during times of peak market demand for natural gas storage services, the majority of our storage services are covered under medium to long-term contracts at a fixed market rate.

Executive Summary

Customer growth We continue to see challenging economic conditions in all of the areas we serve and, as a result, have experienced lower than expected customer growth in our distribution operations and retail energy operations segments throughout 2008, a trend we expect to continue through 2009.

For the year ended December 31, 2008, our consolidated utility customer growth rate was 0.1%, compared to 0.9% for 2007. We anticipated customer growth in 2008 of about 0.5%. The lower levels of customer growth are primarily a result of much slower growth in the residential housing markets throughout our service territories. This trend has been offset slightly by growth in the commercial customer segment in certain areas, primarily as a result of conversions to natural gas from other fuel sources.

We continue to use a variety of targeted marketing programs to attract new customers and to retain existing ones. These programs generally emphasize natural gas as the fuel of choice for customers and seek to expand the use of natural gas through a variety of promotional activities.

We have seen a 3% decline in average customer count at SouthStar for the year ended December 31, 2008, as compared to 2007. This decline reflects some of the same economic conditions that have affected our utility businesses; as well as a more competitive retail pricing market for natural gas in Georgia.

Natural gas prices Increased energy and transportation prices are expected to impact a significantly larger portion of consumer household incomes during the current winter heating season. As a result, we may incur additional bad debt expense, as well as lower operating margins, due to increased customer conservation. While these factors could adversely impact our results of operations, we expect regulatory and operational mechanisms in place in most of our jurisdictions will help to mitigate some of our exposure to these factors.

The risks of increased bad debt expense and decreased operating margins from conservation are minimized at our largest utility, Atlanta Gas Light, as a result of its straight-fixed variable rate structure. In addition, customers in Georgia buy their natural gas from Marketers rather than from Atlanta Gas Light. Our credit exposure at Atlanta Gas Light is primarily related to the provision of services to the Marketers, but that exposure is mitigated, as we obtain security support in an amount equal to a minimum of no less than two times a Marketer's highest month's estimated bill. At our other utilities, while customer conservation could adversely impact our operating margins, we utilize measures to collect delinquent accounts and continue to be rigorous in monitoring and mitigating the impact of these expenses. We do, however, expect that our bad debt expense for the current winter heating season will be higher than the prior year.

We worked with regulators and state agencies in each of our jurisdictions to educate customers about higher energy costs in advance of the winter heating season, in particular to ensure that those qualified for the Low Income Home Energy Assistance Program and other similar programs receive any needed assistance.

SouthStar may also be affected by the conservation and bad debt trends, but its overall exposure is partially mitigated by the high credit quality of SouthStar's customer base, disciplined collection practices and the unregulated pricing structure in Georgia.

The rising commodity prices during the first six months of 2008, along with reduced opportunities related to the management of storage and transportation assets throughout 2008 negatively affected SouthStar's operating margin. More favorable market conditions and decreasing natural gas prices in the first six months of 2007 as compared to rising prices during the same time frame in 2008 enabled SouthStar to recognize higher operating margins for 2007 as compared to 2008. SouthStar's reported results were also negatively impacted during 2008 by the significant decrease in natural gas prices during the second half of the year as SouthStar was required to record $24 million of LOCOM adjustments to reduce its natural gas inventory to market value.

Due to the rising commodity price environment and the widening of transportation basis spreads during the first six months of 2008, Sequent recorded $70 million in losses on the financial instruments it used to hedge its storage and transportation positions. The natural gas market remained volatile with significant decreases in prices and narrowing of basis spreads during the second half of 2008. Consequently Sequent recognized gains on hedging instruments of $52 million for 2008. This is a $35 million net increase compared to 2007. In addition to the increase in hedge gains, Sequent's commercial activity improved by $25 million for 2008 over 2007, due to more favorable business opportunities presented by the greater volatility in the marketplace. In addition, the decrease in forward prices caused Sequent to be subject to a LOCOM adjustment on its natural gas inventory. The increase in the impact of the adjustment, net of estimated hedging recoveries, was $15 million for 2008 from the prior year. These changes resulted in Sequent reporting operating margin that was $45 million higher for 2008, as compared to 2007.

Results of Operations

Revenues We generate nearly all our operating revenues through the sale, distribution and storage of natural gas. We include in our consolidated revenues an estimate of revenues from natural gas distributed, but not yet billed, to residential and commercial customers from the latest meter reading date to the end of the reporting period. The following table provides more information regarding the components of our operating revenues.

In millions	**2008**	2007	2006
Residential	**$1,194**	$1,143	$1,127
Commercial	**500**	500	460
Transportation	**482**	401	434
Industrial	**280**	250	310
Other	**344**	200	290
Total operating revenues	**$2,800**	$2,494	$2,621

Operating margin and EBIT We evaluate the performance of our operating segments using the measures of operating margin and EBIT. We believe operating margin is a better indicator than operating revenues for the contribution resulting from customer growth in our distribution operations segment since the cost of gas can vary significantly and is generally billed directly to our customers. We also consider operating margin to be a better indicator in our retail energy operations, wholesale services and energy investments segments since it is a direct measure of operating margin before overhead costs. We believe EBIT is a useful measurement of our operating segments' performance because it provides information that can be used to evaluate the effectiveness of our businesses from an operational perspective, exclusive of the costs to finance those activities and exclusive of income taxes, neither of which is directly relevant to the efficiency of those operations.

Our operating margin and EBIT are not measures that are considered to be calculated in accordance with GAAP. You should not consider operating margin or EBIT an alternative to, or a more meaningful indicator of, our operating performance than operating income or net income as determined in accordance with GAAP. In addition, our operating margin and EBIT measures may not be

comparable to similarly titled measures of other companies. The table below sets forth a reconciliation of our operating margin and EBIT to our operating income, earnings before income taxes and net income, together with other consolidated financial information for the last three years.

In millions, except per share amounts	2008	2007	2006
Operating revenues	**$2,800**	$2,494	$2,621
Cost of gas	**1,654**	1,369	1,482
Operating margin	**1,146**	1,125	1,139
Operating expenses			
Operation and maintenance	**472**	451	473
Depreciation and amortization	**152**	144	138
Taxes other than income	**44**	41	40
Total operating expenses	**668**	636	651
Operating income	**478**	489	488
Other income (expense)	**6**	4	(1)
Minority interest	**(20)**	(30)	(23)
EBIT	**464**	463	464
Interest expense	**115**	125	123
Earnings before income taxes	**349**	338	341
Income taxes	**132**	127	129
Net income	**$ 217**	$ 211	$ 212
Earnings per common share:			
Basic	**$ 2.85**	$ 2.74	$ 2.73
Diluted	**$ 2.84**	$ 2.72	$ 2.72
Weighted average number of common shares outstanding:			
Basic	**76.3**	77.1	77.6
Diluted	**76.6**	77.4	78.0

In 2008 our net income increased by $6 million from the prior year primarily due to increased EBIT from wholesale services and energy investments largely due to higher operating margin. This was offset by decreased EBIT at distribution operations and retail energy operations due to lower operating margins as compared to 2007. Additionally, distribution operations' EBIT contribution decreased due to higher operating expenses as compared to 2007. Our basic earnings per share increased by $0.11 and our diluted earnings per share increased by $0.12, primarily due to our increased earnings and the reduction in the average number of shares outstanding as a result of purchases made under our share repurchase program during 2007.

In 2007 our net income decreased by $1 million from 2006 primarily due to decreased EBIT from wholesale services largely due to lower operating margin. This was offset by increased EBIT at distribution operations, retail energy operations and energy investments due to higher operating margins as compared to 2006. Additionally, distribution operations' EBIT contribution increased due to lower operating expenses as compared to 2006. Our basic earnings per share increased by $0.01, primarily due to the reduction in the average number of shares outstanding as a result of our share repurchase program. Our diluted earnings per share were unchanged from 2006.

Operating metrics Selected weather, customer and volume metrics for 2008, 2007 and 2006, which we consider to be some of the key performance indicators for our operating segments, are presented in the following tables. We measure the effects of weather on our business through heating degree days. Generally, increased heating degree days result in greater demand for gas on our distribution systems. However, extended and unusually mild weather during the heating season can have a significant negative impact on demand for natural gas. Our marketing and customer retention initiatives are measured by our customer metrics which can be impacted by natural gas prices, economic conditions and competition from alternative fuels. Volume metrics for distribution operations and retail energy operations present the effects of weather and our customers' demand for natural gas. Wholesale services' daily physical sales represent the daily average natural gas volumes sold to its customers.

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Weather

Heating degree days [1]	Normal	2008	Year ended December 31, 2007	2006	2008 vs. 2007 colder (warmer)	2007 vs. 2006 colder (warmer)	2008 vs. normal colder (warmer)	2007 vs. normal colder (warmer)	2006 vs. normal colder (warmer)
Florida	496	416	326	468	28%	(30)%	(16)%	(34)%	(6)%
Georgia	2,608	2,746	2,366	2,455	16%	(4)%	5%	(9)%	(6)%
Maryland	4,705	4,521	4,621	4,205	(2)%	10%	(4)%	(2)%	(11)%
New Jersey	4,654	4,647	4,777	4,074	(3)%	17%	—	3%	(12)%
Tennessee	2,991	3,179	2,722	2,892	17%	(6)%	6%	(9)%	(3)%
Virginia	3,151	3,031	3,077	2,870	(1)%	7%	(4)%	(2)%	(9)%

Heating degree days [1]	Normal	2008	Quarter ended December 31, 2007	2006	2008 vs. 2007 colder (warmer)	2007 vs. 2006 colder (warmer)	2008 vs. normal colder (warmer)	2007 vs. normal colder (warmer)	2006 vs. normal colder (warmer)
Florida	160	201	45	111	347%	(59)%	26%	(72)%	(31)%
Georgia	1,021	1,092	877	955	25%	(8)%	7%	(14)%	(6)%
Maryland	1,673	1,693	1,558	1,493	9%	4%	1%	(7)%	(11)%
New Jersey	1,623	1,729	1,605	1,372	8%	17%	7%	(1)%	(15)%
Tennessee	1,184	1,291	969	1,193	33%	(19)%	9%	(18)%	1%
Virginia	1,096	1,151	965	993	19%	(3)%	5%	(12)%	(9)%

[1] Obtained from the National Oceanic and Atmospheric Administration, National Climatic Data Center. Normal represents the ten-year averages from January 1999 to December 2008.

Customers

	Year ended December 31, 2008	2007	2006	2008 vs. 2007 % change	2007 vs. 2006 % change
Distribution Operations					
Average end-use customers (in thousands)					
Atlanta Gas Light	1,557	1,559	1,546	(0.1)%	0.8%
Chattanooga Gas	62	61	61	1.6	—
Elizabethtown Gas	273	272	269	0.4	1.1
Elkton Gas	6	6	6	—	—
Florida City Gas	104	104	104	—	—
Virginia Natural Gas	271	269	264	0.7	1.9
Total	2,273	2,271	2,250	0.1%	0.9%
Operation and maintenance expenses per customer	$145	$145	$156	—	(7)%
EBIT per customer	$145	$149	$138	(3)%	8%
Retail Energy Operations					
Average customers (in thousands)	526	540	533	(3)%	1%
Market share in Georgia	34%	35%	35%	(3)%	—

Volumes

In billion cubic feet (Bcf)	Year ended December 31, 2008	2007	2006	2008 vs. 2007 % change	2007 vs. 2006 % change
Distribution Operations					
Firm	219	211	199	4%	6%
Interruptible	104	108	117	(4)%	(8)%
Total	323	319	316	1%	1%
Retail Energy Operations					
Georgia firm	41	39	37	5%	5%
Ohio and Florida	7	5	1	40%	400%
Wholesale Services					
Daily physical sales (Bcf / day)	2.60	2.35	2.20	11%	7%

Segment information Operating revenues, operating margin, operating expenses and EBIT information for each of our segments are contained in the following tables for the last three years.

In millions	Operating revenues	Operating margin [1]	Operating expenses	EBIT [1]
2008				
Distribution operations	**$1,768**	**$ 818**	**$493**	**$329**
Retail energy operations	**987**	**149**	**73**	**57**
Wholesale services	**170**	**122**	**62**	**60**
Energy investments	**55**	**50**	**31**	**19**
Corporate [2]	**(180)**	**7**	**9**	**(1)**
Consolidated	**$2,800**	**$1,146**	**$668**	**$464**
2007				
Distribution operations	$1,665	$ 820	$485	$338
Retail energy operations	892	188	75	83
Wholesale services	83	77	43	34
Energy investments	42	40	25	15
Corporate [2]	(188)	—	8	(7)
Consolidated	$2,494	$1,125	$636	$463
2006				
Distribution operations	$1,624	$ 807	$499	$310
Retail energy operations	930	156	68	63
Wholesale services	182	139	49	90
Energy investments	41	36	26	10
Corporate [2]	(156)	1	9	(9)
Consolidated	$2,621	$1,139	$651	$464

[1] These are non-GAAP measurements. A reconciliation of operating margin, earnings before income taxes and EBIT to our operating income and net income is contained in "Results of Operations" herein.

[2] Includes intercompany eliminations.

Operating margin Our operating margin in 2008 increased by $21 million or 2% compared to 2007 primarily due to higher operating margins at wholesale services and energy investments segments, partially offset by decreased operating margin at our retail energy operations segment. In 2007 our operating margin decreased $14 million or 1% compared to 2006 primarily due to lower operating margin at our wholesale services segment.

Distribution operations The 2008 operating margin for distribution operations decreased by $2 million, compared to 2007, primarily due to lower customer growth and use of natural gas, offset by an increase in revenues from Atlanta Gas Light's pipeline replacement program (PRP).

Distribution operations' 2007 operating margin increased $13 million or 2% compared to 2006 primarily due to an increase in customers and slightly overall higher customer use of natural gas. The following table indicates the significant changes in distribution operations' operating margin for 2008 and 2007.

In millions	2008	2007
Operating margin for prior year	**$820**	$807
(Decreased) increased customer growth and use of natural gas	**(4)**	8
Higher PRP revenues at Atlanta Gas Light	**6**	2
Base rate increase at Chattanooga Gas	**—**	2
Other	**(4)**	1
Operating margin for year	**$818**	$820

Retail energy operations The 2008 operating margin for retail energy operations decreased $39 million or 21% compared to 2007. This was primarily due to a reduction of customers in Georgia, lower contributions from the optimization and management of storage and transportation assets and a $24 million LOCOM adjustment. Retail energy operations did not record a similar LOCOM adjustment in 2007. While 2008 was 16% colder than 2007, and 2007 was 4% warmer than 2006, retail energy operations use of weather derivatives largely offset the effects of weather in operating margin.

Retail energy operations' 2007 operating margin increased $32 million or 21% compared to 2006. This was primarily due to an increase in customer use of natural gas in Georgia and the combination of retail price spreads and contributions from the optimization of storage and transportation assets and commodity risk management activities. The following table indicates the significant changes in retail energy operations' operating margin for 2008 and 2007.

In millions	2008	2007
Operating margin for prior year	**$188**	$156
Inventory LOCOM	**(24)**	6
(Decreased) increased contributions from management and optimization of storage and transportation assets, and from retail price spreads	**(9)**	12
(Decreased) increased average number of customers	**(8)**	2
Pricing settlement with the Georgia Commission	**(3)**	—
Increased operating margins in Ohio and Florida	**2**	3
Increased customer use of natural gas	**1**	8
Increased late payment fees	**—**	2
Other	**2**	(1)
Operating margin for year	**$149**	$188

Wholesale services The 2008 operating margin for wholesale services increased $45 million or 58% compared to 2007. This increase was due to a $35 million increase in reported hedge gains and a $25 million increase in commercial activity, due in part to increased inventory storage and transportation spreads and higher volatility in the marketplace. These increases were partially offset by a $36 million increase in the required LOCOM adjustments to natural gas inventories for the year ended December 31, 2008, net of $21 million in estimated hedging recoveries.

Wholesale services' 2007 operating margin decreased $62 million or 45% compared to 2006. This decrease was due to a reduction in hedge gains and commercial activity, due in part to reduced inventory storage spreads and lower volatility in the marketplace.

The following table indicates the significant changes in wholesale services' operating margin for 2008 and 2007.

In millions	2008	2007
Operating margin for prior year	**$ 77**	$139
Increased (decreased) commercial activity	**25**	(46)
Increased (decreased) hedge gains	**35**	(36)
Inventory LOCOM, net of hedging recoveries	**(15)**	20
Operating margin for year	**$122**	$ 77

For more information on Sequent's expected operating revenues from its storage inventory in 2009 and discussion of increased commercial activity in 2008 compared to 2007, see the description of the wholesale services business in Item 1 "Business" beginning on page 27.

Energy investments The 2008 operating margin for energy investments increased $10 million or 25% compared to 2007. Its 2007 operating margin increased $4 million or 11% from the prior year, primarily due to a larger customer base and customer construction projects at AGL Networks and increased revenues at Jefferson Island as a result of increased interruptible margin opportunities. The following table indicates the significant changes in energy investments' operating margin for 2008 and 2007.

In millions	2008	2007
Operating margin for prior year	**$40**	$36
Increased customers and expansion projects at AGL Networks	**7**	2
Increased revenues at Jefferson Island	**3**	2
Operating margin for year	**$50**	$40

Operating expenses Our operating expenses in 2008 increased $32 million or 5% from 2007, which decreased $15 million or 2% from 2006. The following table indicates the significant changes in our operating expenses.

In millions	2008	2007
Operating expenses for prior year	**$636**	$651
Increased (decreased) incentive compensation costs at distribution operations	**11**	(14)
Increased (decreased) incentive compensation costs at wholesale services due to higher (lower) operating margin	**6**	(13)
Increased (decreased) bad debt expense at retail energy operations	**3**	(3)
Increased incentive compensation costs at retail energy operations due to growth and improved operations	**—**	3
Increased bad debt expense at distribution operations	**5**	—
Increased depreciation and amortization	**8**	6
Increased payroll and other operating costs at wholesale services due to continued expansion	**13**	7
(Decreased) increased costs at retail energy operations from customer care, marketing and payroll	**(5)**	5
Increased (decreased) costs at energy investments due to expansion costs at AGL Networks, business development costs and depreciation and legal expenses at Jefferson Island	**6**	(1)
Other, net primarily at distribution operations due to pension, outside services and reduction in marketing and customer service expenses	**(15)**	(5)
Operating expenses for year	**$668**	$636

Other income (expenses) Our 2008 other income (expenses) increased by $2 million compared to 2007 primarily from increased capitalization for regulatory allowances for funds used during distribution operations' construction projects. Our 2007 other income increased by $5 million as compared to 2006 primarily due to lower charitable contributions at distribution operations and retail energy operations.

Interest expense The decreased interest expense of $10 million or 8% in 2008 as compared to 2007 was due primarily to lower short-term interest rates partially offset by higher average debt outstanding and a $3 million premium paid for the early redemption of the $75 million notes payable to AGL Capital Trust I, which was recorded as interest expense in 2007.

The increased interest expense of $2 million or 2% in 2007 compared to 2006 was primarily due to higher short-term interest rates and the $3 million premium previously discussed. The following table provides additional detail on interest expense for the last three years and the primary items that affect year-over-year change.

In millions	**2008**	2007	2006
Interest expense	**$ 115**	$ 125	$ 123
Average debt outstanding[1]	**$2,156**	$1,967	$2,023
Average rate[2]	**5.3%**	6.4%	6.1%

[1] Daily average of all outstanding debt.
[2] Excluding $3 million premium paid for early redemption of debt, average rate in 2007 would have been 6.2%.

Income tax expense The increase in income tax expense of $5 million or 4% in 2008 compared to 2007 was primarily due to higher consolidated earnings and a slightly higher effective tax rate of 37.8% in 2008 compared to an effective tax rate of 37.6% in 2007.

The decrease in income tax expense of $2 million or 2% in 2007 compared to 2006 was primarily due to lower consolidated earnings and a slightly lower effective tax rate of 37.6% in 2007 compared to an effective tax rate of 37.8% in 2006. For more information on our income taxes, including a reconciliation between the statutory federal income tax rate and the effective rate, see Note 8.

Liquidity and Capital Resources

Overview Our primary sources of liquidity are cash provided by operating activities, short-term borrowings under our commercial paper program (which is supported by our Credit Facilities), borrowings from our Credit Facilities and borrowings under our Sequent and SouthStar lines of credit. Additionally from time to time, we raise funds from the public debt and equity capital markets through our existing shelf registration statement to fund our liquidity and capital resource needs.

Our issuance of various securities, including long-term and short-term debt, is subject to customary approval or authorization by state and federal regulatory bodies including state public service commissions and the SEC. Furthermore, a substantial portion of our consolidated assets, earnings and cash flow is derived from the operation of our regulated utility subsidiaries, whose legal authority to pay dividends or make other distributions to us is subject to regulation.

We believe the amounts available to us under our Credit Facilities and the issuance of debt and equity securities together with cash provided by operating activities will continue to allow us to meet our needs for working capital, pension contributions, construction expenditures, anticipated debt redemptions, interest payments on debt obligations, dividend payments, common share repurchases and other cash needs through the next several years. Nevertheless, our ability to satisfy our working capital requirements and debt service obligations, or fund planned capital expenditures, will substantially depend upon our future operating performance (which will be affected by prevailing economic conditions), and financial, business and other factors, some of which are beyond our control.

We will continue to evaluate our need to increase available liquidity based on our view of working capital requirements, including the impact of changes in natural gas prices, liquidity requirements established by rating agencies and other factors. See Item 1A, "Risk Factors," for additional information on items that could impact our liquidity and capital resource requirements. The following table provides a summary of our operating, investing and financing activities for the last three years.

In millions	**2008**	2007	2006
Net cash provided by (used in):			
Operating activities	**$ 227**	$ 377	$ 351
Investing activities	**(372)**	(253)	(248)
Financing activities	**142**	(122)	(118)
Net (decrease) increase in cash and cash equivalents	**$ (3)**	$ 2	$ (15)

Cash Flow from Operating Activities We prepare our statement of cash flows using the indirect method. Under this method, we reconcile net income to cash flows from operating activities by adjusting net income for those items that impact net income but may not result in actual cash receipts or payments during the period. These reconciling items include depreciation and amortization, changes in risk management assets and liabilities, undistributed earnings from equity investments, deferred income taxes and changes in the consolidated balance sheet for working capital from the beginning to the end of the period.

Our operations are seasonal in nature, with the business depending to a great extent on the first and fourth quarters of each year. As a result of this seasonality, our natural gas inventories are usually at their highest levels in November each year, and largely are drawn down in the heating season, providing a source of cash as this asset is used to satisfy winter sales demand. The establishment and price fluctuations of our natural gas inventories, which meet customer demand during the winter heating season, can cause significant variations in our cash flow from operations from period to period and are reflected in changes to our working capital.

Year-over-year changes in our operating cash flows are attributable primarily to working capital changes within our distribution operations, retail energy operations and wholesale services segments resulting from the impact of weather, the price of natural

MD&A

gas, the timing of customer collections, payments for natural gas purchases and deferred gas cost recoveries as our business has grown and prices for natural gas have increased. The increase in natural gas prices directly impacts the cost of gas stored in inventory.

2008 compared to 2007 In 2008, our net cash flow provided from operating activities was $227 million, a decrease of $150 million or 40% from 2007. This decrease was primarily a result of increased working capital requirements of $104 million, principally driven by increased cash used for inventory purchases which were impacted by rising natural gas prices during the first half of 2008.

2007 compared to 2006 In 2007, our net cash flow provided from operating activities was $377 million, an increase of $23 million or 6% from 2006. The increase was due to higher realized gains on our energy marketing and risk management assets and liabilities and lower cash requirements for our natural gas inventories due to price and inventory volume fluctuations. This was offset by increased cash payments for income taxes due to realized gains on our energy marketing and risk management activities and higher working capital requirements.

Cash Flow from Investing Activities Our net cash used in investing activities consisted primarily of PP&E expenditures. The majority of our PP&E expenditures are within our distribution operations segment, which includes our investments in new construction and infrastructure improvements.

Our estimated PP&E expenditures of approximately $453 million in 2009 and actual expenditures of $372 million in 2008, $259 million in 2007 and $253 million in 2006 are shown within the following categories and are presented in the chart below.

- Base business – new construction and infrastructure improvements at our distribution operations segment
- Natural gas storage – salt-dome cavern expansions at Golden Triangle Storage and Jefferson Island
- Hampton Roads – Virginia Natural Gas' pipeline project, which will connect its northern and southern systems
- PRP – Atlanta Gas Light's program to replace all bare steel and cast iron pipe in its Georgia system
- Magnolia project – pipelines acquired from Southern Natural Gas connecting our Georgia service territory to the Elba Island LNG facility
- Other – primarily includes information technology, building and leasehold improvements and AGL Networks' telecommunication expenditures


$450
$375
$300
$225
$150
$75
$0
$73
$31
$20
$129
$62
$41
$5
$16
$135
$59
$70
$48
$64
$131
$38
$48
$49
$83
$116
$119
2006
2007
2008
Estimated 2009
Base Business
Natural Gas Storage
Hampton Roads
PRP
Magnolia Project
Other

In 2008, our PP&E expenditures were $113 million or 44% higher than in 2007. This was primarily due to an increase in our natural gas storage project expenditures of $48 million as we began construction of our Golden Triangle Storage facility, $43 million in increased expenditures for the Hampton Roads project and increased expenditures of $29 million for PRP as we replaced larger-diameter pipe in more densely populated areas. This was offset by decreased expenditures of $7 million on our base business and other projects.

In 2007, our PP&E expenditures were $6 million or 2% higher than in 2006. This was primarily due to an increase in PRP expenditures of $10 million as we replaced larger-diameter pipe in more densely populated areas and $5 million in expenditures for the Hampton Roads project. This was offset by decreased expenditures of $4 million on our storage projects and $5 million on our base business and other projects.

Our estimated expenditures for 2009 include discretionary spending for capital projects principally within the base business and natural gas storage categories. We continually evaluate whether to proceed with these projects, reviewing them in relation to factors including our authorized returns on rate base, other returns on invested capital for projects of a similar nature, capital structure and credit ratings, among others. We will make adjustments to these discretionary expenditures as necessary based upon these factors.

In October 2008, the New Jersey Governor presented a Comprehensive Economic Stimulus Plan for New Jersey that is intended to enhance the State's business climate and support short-term employment growth and long-term economic prospects. Recognizing that the State's natural gas utilities play a crucial role in both improving the State's economic condition and encouraging energy efficiency, the Governor's stimulus package included provisions for energy companies to invest in programs for utility customers that will encourage energy efficiency, generate jobs and

strengthen the local economy. In accordance with the Governor's plan, in January 2009 Elizabethtown Gas filed a two-year utility infrastructure enhancement program and gas cost recovery mechanism that, if approved, would require an additional $20 million in capital expenditures in 2009.

Cash Flow from Financing Activities Our capitalization and financing strategy is intended to ensure that we are properly capitalized with the appropriate mix of equity and debt securities. This strategy includes active management of the percentage of total debt relative to total capitalization, appropriate mix of debt with fixed to floating interest rates (our variable debt target is 20% to 45% of total debt), as well as the term and interest rate profile of our debt securities.

As of December 31, 2008, our variable-rate debt was $1,026 million or 40% of our total debt, compared to $840 million or 37% as of December 31, 2007. This increase was principally due to borrowings under our Credit Facilities and commercial paper borrowings. As of December 31, 2008, our Credit Facilities and commercial paper borrowings were $773 million or 37% higher than the same time last year, primarily a result of higher working capital requirements, driven by higher natural gas prices during the inventory injection season and increased PP&E expenditures of $113 million. For more information on our debt, see Note 6.

Credit Ratings We strive to maintain or improve our credit ratings on our debt to manage our existing financing cost and enhance our ability to raise additional capital on favorable terms. Factors we consider important in assessing our credit ratings include our balance sheet leverage, capital spending, earnings, cash flow generation, available liquidity and overall business risks. We do not have any trigger events in our debt instruments that are tied to changes in our specified credit ratings or our stock price and have not entered into any agreements that would require us to issue equity based on credit ratings or other trigger events. The following table summarizes our credit ratings as of December 31, 2008.

	S&P	Moody's	Fitch
Corporate rating	A-		
Commercial paper	A-2	P-2	F-2
Senior unsecured	BBB+	Baa1	A-
Ratings outlook	Stable	Stable	Stable

A credit rating is not a recommendation to buy, sell or hold securities. The highest investment grade credit rating for S&P is AAA, Moody's is Aaa and Fitch is AAA. Our credit ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. We cannot ensure that a rating will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances so warrant. If the rating agencies downgrade our ratings, particularly below investment grade, it may significantly limit our access to the commercial paper market and our borrowing costs would increase. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources would decrease.

Default Events Our debt instruments and other financial obligations include provisions that, if not complied with, could require early payment, additional collateral support or similar actions. Our most important default events include maintaining covenants with respect to a maximum leverage ratio, insolvency events, nonpayment of scheduled principal or interest payments, and acceleration of other financial obligations and change of control provisions.

Our Credit Facilities' financial covenants require us to maintain a ratio of total debt to total capitalization of no greater than 70%; however, our goal is to maintain this ratio at levels between 50% and 60%. Our ratio of total debt to total capitalization calculation contained in our debt covenant includes minority interest, standby letters of credit, surety bonds and the exclusion of other comprehensive income pension adjustments. Our debt-to-equity calculation, as defined by our Credit Facilities, was 59% at December 31, 2008 and 58% at December 31, 2007. These amounts are within our required and targeted ranges. The components of our capital structure, as calculated from our consolidated balance sheets, as of the dates indicated, are provided in the following table.

In millions	**Dec. 31, 2008**		Dec. 31, 2007	
Short-term debt	**$ 866**	**21%**	$ 580	15%
Long-term debt	**1,675**	**40**	1,675	43
Total debt	**2,541**	**61**	2,255	58
Common shareholders' equity	**1,652**	**39**	1,661	42
Total capitalization	**$4,193**	**100%**	$3,916	100%

We are currently in compliance with all existing debt provisions and covenants. We believe that accomplishing these capitalization objectives and maintaining sufficient cash flow are necessary to maintain our investment-grade credit ratings and to allow us access to capital at reasonable costs.

Short-term Debt Our short-term debt is composed of borrowings and payments of commercial paper, lines of credit and payments of the current portion of our capital leases. Our short-term debt financing generally increases between June and December because our payments for natural gas and pipeline capacity are generally made to suppliers prior to the collection of accounts receivable from our customers. We typically reduce short-term debt balances in the spring because a significant portion of our current assets are converted into cash at the end of the winter heating season.

In June 2008 we extended Sequent's $25 million unsecured line of credit bearing interest at the federal funds rate plus 0.75%

through June 2009. In September 2008 Sequent extended its $20 million second line of credit that bears interest at the LIBOR rate plus 1.0% to September 2009. In December 2008 the terms of this line of credit were decreased to $5 million bearing interest at the LIBOR rate plus 3.0%. Sequent's lines of credit are used solely for the posting of margin deposits for NYMEX transactions and are unconditionally guaranteed by us.

Under the terms of our Credit Facilities, which expires in August 2011, the aggregate principal amount available is $1 billion and we can request an option to increase the aggregate principal amount available for borrowing to $1.25 billion on not more than three occasions during each calendar year.

In September 2008, we completed a $140 million supplemental credit facility that expires in September 2009, which will provide additional liquidity for working capital and capital expenditure needs. This $140 million credit facility allows for the option to request an increase in the borrowing capacity to $150 million and supplements our existing $1 billion Credit Facility which expires in August 2011.

More information on our short-term debt as of December 31, 2008, which we consider one of our primary sources of liquidity, is presented in the following table:

In millions	Capacity	Outstanding
Credit Facilities	$1,140	$773
SouthStar line of credit	75	75
Sequent lines of credit	30	17
Total	$1,245	$865

We normally access the commercial paper markets to finance our working capital needs. However, during the third and fourth quarters of 2008, adverse developments in the global financial and credit markets, including the failure or merger between several large financial institutions, have made it more difficult for us to access the commercial paper market at reasonable rates. As a result, at times we relied upon our Credit Facilities for our liquidity and capital resource needs. At December 31, 2007, we had no outstanding credit line borrowings under the Credit Facilities and $566 million of commercial paper issuances.

Long-term Debt Our long-term debt matures more than one year from the balance sheet date and consists of medium-term notes, senior notes, gas facility revenue bonds, and capital leases. The following represents our long-term debt activity over the last three years.

Gas Facility Revenue Bonds

- In June 2008, we refinanced $122 million of our gas facility revenue bonds, $47 million due October 2022, $20 million due October 2024 and $55 million due June 2032. There was no change to the maturity dates of these bonds. The $55 million bond had an interest rate that resets daily and the $47 million and $20 million bonds had a 35-day auction period where the interest rate adjusted every 35 days. Both the bonds with principal amounts of $47 million and $55 million now have interest rates that reset daily and the bond with a principal amount of $20 million has an interest rate that resets weekly. The interest rates at December 31, 2008, ranged from 0.7% to 1.10%.
- In September 2008, we refinanced $39 million of our gas facility revenue bonds due June 2026.The bonds had a 35-day auction period where the interest rate adjusted every 35 days; now they have interest rates that reset daily. The maturity date of these bonds remains June 2026. The interest rate at December 31, 2008, was 1.1%.

Senior notes

- In December 2007 and June 2006, AGL Capital issued $125 million and $175 million of 6.375% senior notes. The proceeds of the note issuances, equal to approximately $296 million, were used to pay down short-term indebtedness incurred under our commercial paper program.

Notes payable to Trusts

- In July 2007, we used the proceeds from the sale of commercial paper to pay AGL Capital Trust I the $75 million principal amount of 8.17% junior subordinated debentures plus a $3 million premium for early redemption of the junior subordinated debentures, and to pay a $2 million note representing our common securities interest in AGL Capital Trust I.
- In May 2006, we used the proceeds from the sale of commercial paper to pay AGL Capital Trust II the $150 million of junior subordinated debentures and to pay a $5 million note representing our common securities interest in AGL Capital Trust II.

Medium-term notes

- In January 2007, we used proceeds from the sale of commercial paper to redeem $11 million of 7% medium-term notes previously scheduled to mature in January 2015.

Minority Interest A cash distribution of $30 million in 2008, $23 million in 2007 and $22 million in 2006 for SouthStar's dividend distributions to Piedmont were recorded in our consolidated statement of cash flows as a financing activity.

Dividends on Common Stock Our common stock dividend payments were $124 million in 2008, a $1 million increase from 2007. While our dividends per common share increased 2% in 2008 from $1.64 to $1.68 per common share; this was offset by fewer outstanding shares as a result of our share repurchase plans. The $12 million or 11% increase in common stock dividend payments in 2007 compared to 2006, resulted from our 11% increase in our common stock dividends per share from $1.48 to $1.64 per common share.

In 2008, our dividend payout ratio was 59%, which is consistent with our payout ratio of 60% in 2007. We expect that our dividend payout ratio will remain consistent with the dividend payout ratios of our peer companies, which is currently an average of 58%

with an average dividend yield of 4.3%. Our diluted earnings per share and declared common stock dividends per share along with our dividend payout ratio for the last three years are presented in the following chart.



$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0
62%
60%
58%
56%
54%
52%
50%
$2.72
$1.48
54%
$2.72
$1.64
60%
$2.84
$1.68
59%
2006
2007
2008
Diluted EPS
Dividends
Payout ratio

For information about restrictions on our ability to pay dividends on our common stock, see Note 5 "Common Shareholders' Equity."

Treasury Shares In March 2001 our Board of Directors approved the purchase of up to 600,000 shares of our common stock to be used for issuances under the Officer Incentive Plan. During 2008, we purchased 15,133 shares. As of December 31, 2008, we had purchased a total 312,367 shares, leaving 287,633 shares available for purchase.

In February 2006, our Board of Directors authorized a plan to purchase up to 8 million shares of our outstanding common stock over a five-year period. These purchases are intended principally to offset share issuances under our employee and non-employee director incentive compensation plans and our dividend reinvestment and stock purchase plans. Stock purchases under this program may be made in the open market or in private transactions at times and in amounts that we deem appropriate. There is no guarantee as to the exact number of shares that we will purchase, and we can terminate or limit the program at any time.

For the year ended December 31, 2008, we did not purchase shares of our common stock. During the same period in 2007, we purchased approximately 2 million shares of our common stock at a weighted average cost of $39.56 per share and an aggregate cost of $80 million. We hold the purchased shares as treasury shares. For more information on our share repurchases see Item 5 "Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

Shelf Registration In August 2007, we filed a new shelf registration with the SEC. The debt securities and related guarantees will be issued by AGL Capital under an indenture dated as of February 20, 2001, as supplemented and modified, as necessary, among AGL Capital, AGL Resources and The Bank of New York Trust Company, N.A., as trustee. The indenture provides for the issuance from time to time of debt securities in an unlimited dollar amount and an unlimited number of series subject to our Credit Facilities' financial covenants related to total debt to total capitalization. The debt securities will be guaranteed by AGL Resources.

Contractual Obligations and Commitments We have incurred various contractual obligations and financial commitments in the normal course of our operating and financing activities that are reasonably likely to have a material effect on liquidity or the availability of requirements for capital resources. Contractual obligations include future cash payments required under existing contractual arrangements, such as debt and lease agreements.

These obligations may result from both general financing activities and from commercial arrangements that are directly supported by related revenue-producing activities. Contingent financial commitments represent obligations that become payable only if certain predefined events occur, such as financial guarantees, and include the nature of the guarantee and the maximum potential amount of future payments that could be required of us as the guarantor. As we do for other subsidiaries, AGL Resources provides guarantees to certain gas suppliers for SouthStar in support of

payment obligations. The following table illustrates our expected future contractual obligation payments such as debt and lease agreements, and commitments and contingencies as of December 31, 2008.

In millions	Total	2009	2010 & 2011	2012 & 2013	2014 & thereafter
Recorded contractual obligations:					
Long-term debt	$1,675	$ —	$302	$242	$1,131
Short-term debt	866	866	—	—	—
PRP costs[1]	189	49	91	49	—
Environmental remediation liabilities[1]	106	17	41	38	10
Total	$2,836	$932	$434	$329	$1,141
Unrecorded contractual obligations and commitments:[2]					
Pipeline charges, storage capacity and gas supply[3]	$1,713	$491	$573	$299	$ 350
Interest charges[4]	975	94	168	137	576
Operating leases	137	30	45	25	37
Standby letters of credit, performance/surety bonds	52	48	3	1	—
Asset management agreements[5]	32	12	19	1	—
Pension contributions	7	7	—	—	—
Total	$2,916	$682	$808	$463	$ 963

[1] Includes charges recoverable through rate rider mechanisms.
[2] In accordance with GAAP, these items are not reflected in our consolidated balance sheets.
[3] Charges recoverable through a natural gas cost recovery mechanism or alternatively billed to Marketers, and includes demand charges associated with Sequent.
[4] Floating rate debt is based on the interest rate as of December 31, 2008, and the maturity of the underlying debt instrument. As of December 31, 2008, we have $35 million of accrued interest on our consolidated balance sheet that will be paid in 2009.
[5] Represent fixed-fee minimum payments for Sequent's affiliated asset management.

Pipeline Charges, Storage Capacity and Gas Supply Contracts. A subsidiary of NUI entered into two 20-year agreements for the firm transportation and storage of natural gas during 2003 with annual aggregate demand charges of approximately $5 million. As a result of our acquisition of NUI and in accordance with SFAS 141, we valued the contracts at fair value and established a long-term liability of $38 million for the excess liability that will be amortized to our consolidated statements of income over the remaining lives of the contracts of $2 million annually through November 2023 and $1 million annually from November 2023 to November 2028. The gas supply amount includes SouthStar gas commodity purchase commitments of 15 Bcf at floating gas prices calculated using forward natural gas prices as of December 31, 2008, and is valued at $85 million.

Operating leases. We have certain operating leases with provisions for step rent or escalation payments and certain lease concessions. We account for these leases by recognizing the future minimum lease payments on a straight-line basis over the respective minimum lease terms, in accordance with SFAS 13. However, this accounting treatment does not affect the future annual operating lease cash obligations as shown herein. We expect to fund these obligations with cash flow from operating and financing activities.

Standby letters of credit and performance/surety bonds. We also have incurred various financial commitments in the normal course of business. Contingent financial commitments represent obligations that become payable only if certain predefined events occur, such as financial guarantees, and include the nature of the guarantee and the maximum potential amount of future payments that could be required of us as the guarantor. We would expect to fund these contingent financial commitments with operating and financing cash flows.

Pension and Postretirement Obligations. Generally, our funding policy is to contribute annually an amount that will at least equal the minimum amount required to comply with the Employee Retirement Income Security Act of 1974. Additionally, we calculate any required pension contributions using the projected unit credit cost method. However, additional voluntary contributions are made from time to time as considered necessary. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The contributions represent the portion of the postretirement costs we are responsible for under the terms of our plan and minimum funding required by state regulatory commissions.

The state regulatory commissions have phase-ins that defer a portion of the postretirement benefit expense for future recovery. We recorded a regulatory asset for these future recoveries of $11 million as of December 31, 2008 and $12 million as of December 31, 2007. In addition, we recorded a regulatory liability of $5 million as of December 31, 2008 and $4 million as of December 31, 2007 for our expected expenses under the AGL Postretirement Plan. See Note 3 "Employee Benefit Plans," for additional information about our pension and postretirement plans.

We were not required to make a minimum funding contribution to our pension plans during 2008. Based on the current funding status of the plans, we would be required to make a minimum contribution to the plans of approximately $7 million in 2009. We are planning to make additional contributions in 2009 up to $61 million, for a total of up to $68 million, in order to preserve the current level of benefits under the plans and in accordance with the funding requirements of the Pension Protection Act.

Critical Accounting Policies

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, and we evaluate our estimates on an ongoing basis. Our actual results may differ from our estimates. Each of the following critical accounting policies involves complex situations requiring a high degree of judgment either in the application and interpretation of existing literature or in the development of estimates that impact our financial statements.

Pipeline Replacement Program Liabilities Atlanta Gas Light was ordered by the Georgia Commission (through a joint stipulation and a subsequent settlement agreement between Atlanta Gas Light and the Georgia Commission staff) to undertake a PRP that would replace all bare steel and cast iron pipe in its system. Approximately 68 miles of cast iron and 420 miles of bare steel pipe still require replacement. If Atlanta Gas Light does not perform in accordance with the initial and amended PRP stipulation, it can be assessed certain nonperformance penalties. However to date, Atlanta Gas Light is in full compliance.

The stipulation also provides for recovery of all prudent costs incurred under the program, which Atlanta Gas Light has recorded as a regulatory asset. The regulatory asset has two components:

- the costs incurred to date that have not yet been recovered through rate riders
- the future expected costs to be recovered through rate riders

The determination of future expected costs associated with our PRP involves judgment. Factors that must be considered in estimating the future expected costs are projected capital expenditure spending, including labor and material costs, and the remaining infrastructure footage to be replaced for the remaining years of the program. We recorded a long-term liability of $140 million as of December 31, 2008 and $190 million as of December 31, 2007, which represented engineering estimates for remaining capital expenditure costs in the PRP. As of December 31, 2008, we had recorded a current liability of $49 million, representing expected PRP expenditures for the next 12 months. We report these estimates on an undiscounted basis. If Atlanta Gas Light's PRP expenditures, subject to future recovery, were $10 million higher or lower its incremental expected annual revenues would have changed by approximately $1 million.

Environmental Remediation Liabilities We historically reported estimates of future remediation costs based on probabilistic models of potential costs. We report these estimates on an undiscounted basis. As we continue to conduct the actual remediation and enter into cleanup contracts, we are increasingly able to provide conventional engineering estimates of the likely costs of many elements of the remediation program. These estimates contain various engineering uncertainties, and we continuously attempt to refine and update these engineering estimates.

Our latest available estimate as of December 31, 2008 for those elements of the remediation program with in-place contracts or engineering cost estimates is $12 million for Atlanta Gas Light's Georgia and Florida sites. This is a decrease of $3 million from the December 31, 2007 estimate of projected engineering and in-place contracts. For elements of the remediation program where Atlanta Gas Light still cannot perform engineering cost estimates, considerable variability remains in available estimates. The estimated remaining cost of future actions at these sites is $26 million, which includes less than $1 million in estimates of certain other costs it pays related to administering the remediation program and remediation of sites currently in the investigation phase. Beyond 2010, these costs cannot be estimated. As of December 31, 2008, we have recorded a liability of $38 million.

Atlanta Gas Light's environmental remediation liability is included in its corresponding regulatory asset. Atlanta Gas Light's estimate does not include other potential expenses, such as unasserted property damage, personal injury or natural resource damage claims, unbudgeted legal expenses, or other costs for which it may be held liable but with respect to which the amount cannot be reasonably forecast. Atlanta Gas Light's recovery of environmental remediation costs is subject to review by the Georgia Commission, which may seek to disallow the recovery of some expenses.

In New Jersey, Elizabethtown Gas is currently conducting remediation activities with oversight from the New Jersey Department of Environmental Protection. Although the actual total cost of future environmental investigation and remediation efforts cannot be estimated with precision, the range of reasonably probable costs is $58 million to $116 million. As of December 31, 2008, we have recorded a liability of $58 million.

The New Jersey Commission has authorized Elizabethtown Gas to recover prudently incurred remediation costs for the New Jersey properties through its remediation adjustment clause. As a result, Elizabethtown Gas has recorded a regulatory asset of approximately $66 million, inclusive of interest, as of December 31, 2008, reflecting the future recovery of both incurred costs and future remediation liabilities in the state of New Jersey. Elizabethtown Gas

has also been successful in recovering a portion of remediation costs incurred in New Jersey from its insurance carriers and continues to pursue additional recovery. As of December 31, 2008, the variation between the amounts of the environmental remediation cost liability recorded in the consolidated balance sheet and the associated regulatory asset is due to expenditures for environmental investigation and remediation exceeding recoveries from ratepayers and insurance carriers.

We also own remediation sites located outside of New Jersey. One site, in Elizabeth City, North Carolina, is subject to an order by the North Carolina Department of Environment and Natural Resources. Preliminary estimates for investigation and remediation costs range from $10 million to $20 million. As of December 31, 2008, we had recorded a liability of $10 million related to this site. There is one other site in North Carolina where investigation and remediation is probable, although no regulatory order exists and we do not believe costs associated with this site can be reasonably estimated. In addition, there are as many as six other sites with which we had some association, although no basis for liability has been asserted. We do not believe that costs to investigate and remediate these sites, if any, can be reasonably estimated at this time.

With respect to these costs, we currently pursue or intend to pursue recovery from ratepayers, former owners and operators and insurance carriers. While we have been successful in recovering a portion of these remediation costs from our insurance carriers, we are not able to express a belief as to the success of additional recovery efforts. We are working with the regulatory agencies to manage our remediation costs so as to mitigate the impact of such costs on both ratepayers and shareholders.

Derivatives and Hedging Activities SFAS 133, as updated by SFAS 149, established accounting and reporting standards which require that every derivative financial instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. However, if the derivative transaction qualifies for and is designated as a normal purchase and sale, it is exempted from the fair value accounting treatment of SFAS 133, as updated by SFAS 149, and is accounted for using traditional accrual accounting.

SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. If the derivatives meet those criteria, SFAS 133 allows a derivative's gains and losses to offset related results on the hedged item in the income statement in the case of a fair value hedge, or to record the gains and losses in OCI until the hedged transaction occurs in the case of a cash flow hedge. Additionally, SFAS 133 requires that a company formally designate a derivative as a hedge as well as document and assess the effectiveness of derivatives associated with transactions that receive hedge accounting treatment. SFAS 133 applies to treasury locks and interest rate swaps executed by AGL Capital and gas commodity contracts executed by Sequent and SouthStar. SFAS 133 also applies to gas commodity contracts executed by Elizabethtown Gas under a New Jersey Commission authorized hedging program that requires gains and losses on these derivatives are reflected in purchased gas costs and ultimately billed to customers. Our derivative and hedging activities are described in further detail in Note 2 "Financial Instruments and Risk Management" and Item 1 "Business."

Commodity-related Derivative Instruments We are exposed to risks associated with changes in the market price of natural gas. Through Sequent and SouthStar, we use derivative instruments to reduce our exposure impact to our results of operations due to the risk of changes in the price of natural gas. Sequent recognizes the change in value of a derivative instrument as an unrealized gain or loss in revenues in the period when the market value of the instrument changes. Sequent recognizes cash inflows and outflows associated with the settlement of its risk management activities in operating cash flows, and reports these settlements as receivables and payables in the balance sheet separately from the risk management activities reported as energy marketing receivables and trade payables.

We attempt to mitigate substantially all our commodity price risk associated with Sequent's natural gas storage portfolio and lock in the economic margin at the time we enter into purchase transactions for our stored natural gas. We purchase natural gas for storage when the current market price we pay plus storage costs is less than the market price we could receive in the future. We lock in the economic margin by selling NYMEX futures contracts or other OTC derivatives in the forward months corresponding with our withdrawal periods. We use contracts to sell natural gas at that future price to lock in the operating revenues we will ultimately realize when the stored natural gas is actually sold. These contracts meet the definition of a derivative under SFAS 133.

The purchase, storage and sale of natural gas are accounted for differently from the derivatives we use to mitigate the commodity price risk associated with our storage portfolio. That difference in accounting can result in volatility in our reported operating margin, even though the economic margin is essentially unchanged from the date we entered into the transactions. We do not currently use hedge accounting under SFAS 133 to account for this activity.

Natural gas that we purchase and inject into storage is accounted for at the lower of weighted average cost or market value. Under current accounting guidance, we recognize a loss in any period when the market price for natural gas is lower than the carrying amount of our purchased natural gas inventory. Costs to store the natural gas are recognized in the period the costs are incurred. We recognize revenues and cost of natural gas sold in our statement of consolidated income in the period we sell gas and it is delivered out of the storage facility.

The derivatives we use to mitigate commodity price risk and substantially lock in the operating margin upon the sale of stored

natural gas are accounted for at fair value and marked to market each period, with changes in fair value recognized as unrealized gains or losses in the period of change. This difference in accounting – the lower of weighted average cost or market basis for our storage inventory versus the fair value accounting for the derivatives used to mitigate commodity price risk – can and does result in volatility in our reported earnings.

Over time, gains or losses on the sale of storage inventory will be substantially offset by losses or gains on the derivatives, resulting in realization of the economic profit margin we expected when we entered into the transactions. This accounting difference causes Sequent's earnings on its storage positions to be affected by natural gas price changes, even though the economic profits remain essentially unchanged.

SouthStar also uses derivative instruments to manage exposures arising from changing commodity prices. SouthStar's objective for holding these derivatives is to minimize volatility in wholesale commodity natural gas prices. A portion of SouthStar's derivative transactions are designated as cash flow hedges under SFAS 133. Derivative gains or losses arising from cash flow hedges are recorded in OCI and are reclassified into earnings in the same period the underlying hedged item is reflected in the income statement. As of December 31, 2008, the ending balance in OCI for derivative transactions designated as cash flow hedges under SFAS 133 was a loss of $6 million, net of minority interest and taxes. Any hedge ineffectiveness, defined as when the gains or losses on the hedging instrument do not offset the losses or gains on the hedged item, is recorded into earnings in the period in which it occurs. SouthStar currently has minimal hedge ineffectiveness. SouthStar's remaining derivative instruments are not designated as hedges under SFAS 133. Therefore, changes in their fair value are recorded in earnings in the period of change.

SouthStar also enters into weather derivative instruments in order to stabilize operating margins in the event of warmer-than-normal and colder-than-normal weather in the winter months. These contracts are accounted for using the intrinsic value method under the guidance of EITF 99-02. Changes in the intrinsic value of these derivatives are recorded in earnings in the period of change. The weather derivative contracts contain strike amount provisions based on cumulative heating degree days for the covered periods. In 2008 and 2007, SouthStar entered into weather derivatives (swaps and options) for the respective winter heating seasons, primarily from November through March. As of December 31, 2008, SouthStar recorded a current asset of $4 million for this hedging activity.

Contingencies Our accounting policies for contingencies cover a variety of business activities, including contingencies for potentially uncollectible receivables, rate matters, and legal and environmental exposures. We accrue for these contingencies when our assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered, and an amount can be reasonably estimated in accordance with SFAS 5. We base our estimates for these liabilities on currently available facts and our estimates of the ultimate outcome or resolution of the liability in the future. Actual results may differ from estimates, and estimates can be, and often are, revised either negatively or positively, depending on actual outcomes or changes in the facts or expectations surrounding each potential exposure.

Pension and Other Postretirement Plans Our pension and other postretirement plan costs and liabilities are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, assumed discount rates and current demographic and actuarial mortality data. We annually review the estimates and assumptions underlying our pension and other postretirement plan costs and liabilities. The assumed discount rate and the expected return on plan assets are the assumptions that generally have the most significant impact on our pension costs and liabilities. The assumed discount rate, the assumed health care cost trend rate and the assumed rates of retirement generally have the most significant impact on our postretirement plan costs and liabilities.

Our total pension and other benefit costs remained relatively unchanged during the current-year period when compared with the prior-year period as the assumptions we made during our annual pension plan valuation were consistent with the prior year. The discount rate used to compute the present value of a plan's liabilities generally is based on rates of high-grade corporate bonds with maturities similar to the average period over which the benefits will be paid. Our expected return on our pension plan assets remained constant at 9%.

The discount rate is used principally to calculate the actuarial present value of our pension and postretirement obligations and net pension and postretirement cost. When establishing our discount rate which we have determined to be 6.2% at December 31, 2008, we consider high quality corporate bond rates based on Moody's Corporate AA long-term bond rate of 5.62% and the Citigroup Pension Liability rate of 5.87% at December 31, 2008. We further use these market indices as a comparison to a single equivalent discount rate derived with the assistance of our actuarial advisors. This analysis as of December 31, 2008 produced a single equivalent discount rate of 6.2%.

The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension expense recorded in future periods.

The expected long-term rate of return on assets is used to calculate the expected return on plan assets component of our annual pension and postretirement plan cost. We estimate the expected return on plan assets by evaluating expected bond returns, equity risk premiums, asset allocations, the effects of active

MD&A

plan management, the impact of periodic plan asset rebalancing and historical performance. We also consider guidance from our investment advisors in making a final determination of our expected rate of return on assets. To the extent the actual rate of return on assets realized over the course of a year is greater than or less than the assumed rate, that year's annual pension or postretirement plan cost is not affected. Rather, this gain or loss reduces or increases future pension or postretirement plan costs.

Our postretirement plans have been capped at 2.5% for increases in health care costs. Consequently, a one-percentage-point increase or decrease in the assumed health care trend rate does not materially affect the periodic benefit cost for our postretirement plans. A one percentage-point increase in the assumed health care cost trend rate would increase our accumulated projected benefit obligation by $4 million. A one percentage-point decrease in the assumed health care cost trend rate would decrease our accumulated projected benefit obligation by $3 million. Our assumed rate of retirement is estimated based upon an annual review of participant census information as of the measurement date.

At December 31, 2008, our pension and postretirement liability increased by approximately $178 million, primarily resulting from an after-tax loss to OCI of $111 million ($184 million before tax) offset by $5 million in benefit payments that we funded and $1 million in net pension and postretirement benefit credits we recorded in 2008. These changes reflect our funding contributions to the plan, benefit payments out of the plans, and updated valuations for the projected benefit obligation (PBO) and plan assets.

Equity market performance and corporate bond rates have a significant effect on our reported unfunded accumulated benefit obligation (ABO), as the primary factors that drive the value of our unfunded ABO are the assumed discount rate and the actual return on plan assets. Additionally, equity market performance has a significant effect on our market-related value of plan assets (MRVPA), which is a calculated value and differs from the actual market value of plan assets. The MRVPA recognizes differences between the actual market value and expected market value of our plan assets and is determined by our actuaries using a five-year moving weighted average methodology. Gains and losses on plan assets are spread through the MRVPA based on the five-year moving weighted average methodology, which affects the expected return on plan assets component of pension expense.

See "Note 3, Employee Benefit Plans," for additional information on our pension and postretirement plans, which includes our investment policies and strategies, target allocation ranges and weighted average asset allocations for 2008 and 2007.

The actual return on our pension plan assets compared to the expected return on plan assets of 8.75% will have an impact on our ABO as of December 31, 2009 and our pension expense for 2009. We are unable to determine how this actual return on plan assets will affect future ABO and pension expense, as actuarial assumptions and differences between actual and expected returns on plan assets are determined at the time we complete our actuarial evaluation as of December 31, 2009. Our actual returns may also be positively or negatively impacted as a result of future performance in the equity and bond markets. The following tables illustrate the effect of changing the critical actuarial assumptions, as discussed previously, while holding all other assumptions constant.

AGL Resources Inc. Retirement and Postretirement Plans
In millions

Actuarial assumptions	Percentage-point change in assumption	Increase (decrease) in ABO	Increase (decrease) in cost
Expected long-term return on plan assets	+/- 1%	$ – / –	$(3) / 3
Discount rate	+/- 1%	(41) / 46	(4) / 4

NUI Corporation Retirement Plan
In millions

Actuarial assumptions	Percentage-point change in assumption	Increase (decrease) in ABO	Increase (decrease) in cost
Expected long-term return on plan assets	+/- 1%	$ – / –	$(1) / 1
Discount rate	+/- 1%	(6) / 7	– / (–)

Differences between actuarial assumptions and actual plan results are deferred and amortized into cost when the accumulated differences exceed 10% of the greater of the PBO or the MRVPA. If necessary, the excess is amortized over the average remaining service period of active employees.

In addition to the assumptions listed above, the measurement of the plans' obligations and costs depend on other factors such as employee demographics, the level of contributions made to the plans, earnings on the plans' assets and mortality rates. Consequently, based on these factors as well as a discount rate of 6.2%, an expected return on plan assets of 8.75% and our expectations with respect to plan contributions, we expect net periodic pension and other postretirement benefit costs to be in the range of $10 million to $12 million in 2009, an $11 million to $13 million increase relative to 2008.

Income Taxes We account for income taxes in accordance with SFAS 109 and FIN 48 which require that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. SFAS 109 and FIN 48 also requires that deferred tax assets be reduced by a valuation if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We adopted the provisions of FIN 48 on January 1, 2007. At the date of adoption, as of December 31, 2007 and as of December 31, 2008, we did not have a liability for unrecognized tax benefits.

Our net long-term deferred tax liability totaled $646 million at December 31, 2008 (see Note 8 "Income Taxes"). This liability is estimated based on the expected future tax consequences of items recognized in the financial statements. After application of the federal statutory tax rate to book income, judgment is required with respect to the timing and deductibility of expense in our income tax returns. For state income tax and other taxes, judgment is also required with respect to the apportionment among the various jurisdictions. A valuation allowance is recorded if we expect that it is more likely than not that our deferred tax assets will not be realized. We had a $3 million valuation allowance on $104 million of deferred tax assets as of December 31, 2008, reflecting the expectation that most of these assets will be realized. In addition, we operate within multiple taxing jurisdictions and we are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We maintain a liability for the estimate of potential income tax exposure and in our opinion adequate provisions for income taxes have been made for all years.

Accounting Developments

Previously discussed

SFAS 160 In December 2007, the FASB issued SFAS 160, which is effective for fiscal years beginning after December 15, 2008. SFAS 160 will require us to present our minority interest, to be referred to as a noncontrolling interest, separately within the capitalization section of our consolidated balance sheet. We will adopt SFAS 160 as of January 1, 2009.

Recently issued

SFAS 161 In March 2008, the FASB issued SFAS 161, which is effective for fiscal years beginning after November 15, 2008. SFAS 161 amends the disclosure requirements of SFAS 133 to provide an enhanced understanding of how and why derivative instruments are used, how they are accounted for and their effect on an entity's financial condition, performance and cash flows. We will adopt SFAS 161 on January 1, 2009 which will require additional disclosures, but will not have a financial impact to our consolidated results of operations, cash flows or financial condition.

FSP EITF 03-6-1 The FASB issued this FSP in June 2008 and it is effective for fiscal years beginning after December 15, 2008. This FSP classifies unvested share-based payment grants containing nonforfeitable rights to dividends as participating securities that will be included in the computation of earnings per share. As of December 31, 2008, we had approximately 145,000 restricted shares with nonforfeitable dividend rights. We will adopt FSP EITF 03-6-1 effective on January 1, 2009.

FSP FAS 133-1 The FASB issued this FSP in September 2008 and it is effective for fiscal years beginning after November 15, 2008. This FSP requires more detailed disclosures about credit derivatives, including the potential adverse effects of changes in credit risk on the financial position, financial performance and cash flows of the sellers of the instruments. This FSP will have no financial impact to our consolidated results of operations, cash flows or financial condition. We will adopt FSP FAS 133-1 effective on January 1, 2009.

FSP FAS 157-3 The FASB issued this FSP in October 2008 and it is effective upon issuance including prior periods for which financial statements have not been issued. This FSP clarifies the application of SFAS 157 in an inactive market, including; how internal assumptions should be considered when measuring fair value, how observable market information in a market that is not active should be considered and how the use of market quotes should be used when assessing observable and unobservable data. We adopted this FSP as of September 30, 2008, which had no financial impact to our consolidated results of operations, cash flows or financial condition.

FSP FAS 140-4 and FIN 46R-8 The FASB issued this FSP in December 2008 and it is effective for the first reporting period ending after December 15, 2008. This FSP requires additional disclosures related to variable interest entities in accordance with SFAS 140 and FIN 46R. These disclosures include significant judgments and assumptions, restrictions on assets, risks and the effects on financial position, financial performance and cash flows. We adopted this FSP as of December 31, 2008, which had no financial impact to our consolidated results of operations, cash flows or financial condition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to risks associated with commodity prices, interest rates and credit. Commodity price risk is defined as the potential loss that we may incur as a result of changes in the fair value of natural gas. Interest rate risk results from our portfolio of debt and equity instruments that we issue to provide financing and liquidity for our business. Credit risk results from the extension of credit throughout all aspects of our business but is particularly concentrated at Atlanta Gas Light in distribution operations and in wholesale services.

Our Risk Management Committee (RMC) is responsible for establishing the overall risk management policies and monitoring compliance with, and adherence to, the terms within these policies, including approval and authorization levels and delegation of these levels. Our RMC consists of members of senior management who monitor open commodity price risk positions and other types of risk, corporate exposures, credit exposures and overall results of our risk management activities. It is chaired by our chief risk officer, who is responsible for ensuring that appropriate reporting mechanisms exist

for the RMC to perform its monitoring functions. Our risk management activities and related accounting treatments are described in further detail in Note 2, Financial Instruments and Risk Management.

Commodity Price Risk

Retail Energy Operations SouthStar's use of derivatives is governed by a risk management policy, approved and monitored by its Risk and Asset Management Committee, which prohibits the use of derivatives for speculative purposes.

Energy Marketing and Risk Management Activities SouthStar generates operating margin from the active management of storage positions through a variety of hedging transactions and derivative instruments aimed at managing exposures arising from changing commodity prices. SouthStar uses these hedging instruments to lock in economic margins (as spreads between wholesale and retail commodity prices widen between periods) and thereby minimize its exposure to declining operating margins.

We have designated a portion of SouthStar's derivative transactions as cash flow hedges in accordance with SFAS 133. We record derivative gains or losses arising from cash flow hedges in OCI and reclassify them into earnings as cost of gas in our consolidated statement of income in the same period as the underlying hedged transaction occurs and is recorded in earnings. We record any hedge ineffectiveness, defined as when the gains or losses on the hedging instrument do not offset and are greater than the losses or gains on the hedged item, in cost of gas in our consolidated statement of income in the period in which the ineffectiveness occurs. SouthStar currently has minimal hedge ineffectiveness. We have not designated the remainder of SouthStar's derivative instruments as hedges under SFAS 133 and, accordingly, we record changes in their fair value in earnings as cost of gas in our consolidated statements of income in the period of change.

SouthStar recorded a net unrealized loss related to changes in the fair value of derivative instruments utilized in its energy marketing and risk management activities of $27 million during 2008 and $7 million during 2007, and net unrealized gains of $14 million during 2006. The following tables illustrate the change in the net fair value of the derivative instruments and energy-trading contracts during 2008, 2007 and 2006 and provide details of the net fair value of contracts outstanding as of December 31, 2008, 2007 and 2006.

In millions	**2008**	2007	2006
Net fair value of contracts outstanding at beginning of period	**$ 10**	$ 17	$ 3
Contracts realized or otherwise settled during period	**(10)**	(16)	(3)
Change in net fair value of contracts	**(17)**	9	17
Net fair value of contracts outstanding at end of period	**$(17)**	$ 10	$17
Netting of cash collateral	**31**	3	(5)
Cash collateral and net fair value of contracts outstanding at end of period	**$ 14**	$ 13	$12

The sources of SouthStar's net fair value at December 31, 2008, are as follows.

In millions	Prices actively quoted[1]	Prices provided by other external sources[2]
Mature through 2009	$(24)	$2
Mature through 2010	5	—
Total net fair value	$(19)	$2

[1] Valued using NYMEX futures prices.

[2] Values primarily related to weather derivative transactions that are valued on an intrinsic basis in accordance with EITF 99-02 as based on heating degree days. Additionally, includes values associated with basis transactions that represent the commodity from a NYMEX delivery point to the contract delivery point. These transactions are based on quotes obtained either through electronic trading platforms or directly from brokers.

SouthStar routinely utilizes various types of financial and other instruments to mitigate certain commodity price and weather risks inherent in the natural gas industry. These instruments include a variety of exchange-traded and OTC energy contracts, such as forward contracts, futures contracts, options contracts and swap agreements. The following table includes the cash collateral fair values and average values of SouthStar's energy marketing and risk management assets and liabilities as of December 31, 2008 and 2007. SouthStar bases the average values on monthly averages for the 12 months ended December 31, 2008 and 2007.

	Average values at December 31,	
In millions	**2008**	2007
Asset	**$17**	$11
Liability	**12**	4

	Cash collateral and fair values at December 31,	
In millions	**2008**	2007
Asset	**$16**	$13
Liability	**2**	—

Value-at-risk A 95% confidence interval is used to evaluate VaR exposure. A 95% confidence interval means there is a 5% confidence that the actual loss in portfolio value will be greater than the calculated VaR value over the holding period. We calculate VaR based on the variance-covariance technique. This technique requires several assumptions for the basis of the calculation, such as price distribution, price volatility, confidence interval and holding period. Our VaR may not be comparable to a similarly titled measure of another company because, although VaR is a common metric in the energy industry, there is no established industry standard for calculating VaR or for the assumptions underlying such calculations. SouthStar's portfolio of positions for 2008 and 2007, had annual average 1-day holding period VaRs of less than $100,000, and its high, low and period end 1-day holding period VaR were immaterial.

Wholesale Services Sequent routinely uses various types of financial and other instruments to mitigate certain commodity price risks inherent in the natural gas industry. These instruments include a variety of exchange-traded and OTC energy contracts, such as forward contracts, futures contracts, options contracts and financial swap agreements.

Energy Marketing and Risk Management Activities We account for derivative transactions in connection with Sequent's energy marketing activities on a fair value basis in accordance with SFAS 133. We record derivative energy commodity contracts (including both physical transactions and financial instruments) at fair value, with unrealized gains or losses from changes in fair value reflected in our earnings in the period of change.

Sequent's energy-trading contracts are recorded on an accrual basis as required under the EITF 02-03 rescission of EITF 98-10, unless they are derivatives that must be recorded at fair value under SFAS 133.

The changes in fair value of Sequent's derivative instruments utilized in its energy marketing and risk management activities and contract settlements increased the net fair value of its contracts outstanding by $25 million during 2008, reduced net fair value by $62 million during 2007 and increased net fair value by $132 million during 2006. The following tables illustrate the change in the net fair value of Sequent's derivative instruments during 2008, 2007 and 2006 and provide details of the net fair value of contracts outstanding as of December 31, 2008, 2007 and 2006.

In millions	**2008**	2007	2006
Net fair value of contracts outstanding at beginning of period	**$ 57**	$ 119	$ (13)
Contracts realized or otherwise settled during period	**(49)**	(102)	17
Change in net fair value of contracts	**74**	40	115
Net fair value of contracts outstanding at end of period	**82**	$ 57	$119
Netting of cash collateral	**97**	(9)	(19)
Cash collateral and net fair value of contracts outstanding at end of period	**$179**	$ 48	$100

The sources of Sequent's net fair value at December 31, 2008, are as follows.

In millions	Prices actively quoted[1]	Prices provided by other external sources[2]
Mature through 2009	$(26)	$100
Mature 2010 – 2011	(19)	21
Mature 2012 – 2014	—	6
Total net fair value	$(45)	$127

[1] Valued using NYMEX futures prices.

[2] Valued using basis transactions that represent the cost to transport the commodity from a NYMEX delivery point to the contract delivery point. These transactions are based on quotes obtained either through electronic trading platforms or directly from brokers.

The following tables include the cash collateral fair values and average values of Sequent's energy marketing and risk management assets and liabilities as of December 31, 2008 and 2007. Sequent bases the average values on monthly averages for the 12 months ended December 31, 2008 and 2007.

In millions	Average values at December 31, **2008**	2007
Asset	**$ 96**	$63
Liability	**45**	16

In millions	Cash collateral and fair value at December 31, **2008**	2007
Asset	**$206**	$61
Liability	**27**	13

Value-at-risk Sequent employs a systematic approach to evaluating and managing the risks associated with contracts related to wholesale marketing and risk management, including VaR. Similar to SouthStar, Sequent uses a 1-day holding period and a 95% confidence interval to evaluate its VaR exposure.

Sequent's open exposure is managed in accordance with established policies that limit market risk and require daily reporting of potential financial exposure to senior management, including the chief risk officer. Because Sequent generally manages physical gas assets and economically protects its positions by hedging in the futures and OTC markets, its open exposure is generally minimal, permitting Sequent to operate within relatively low VaR limits. Sequent employs daily risk testing, using both VaR and stress testing, to evaluate the risks of its open positions.

Sequent's management actively monitors open commodity positions and the resulting VaR. Sequent continues to maintain a relatively matched book, where its total buy volume is close to its sell volume, with minimal open commodity risk. Based on a 95% confidence interval and employing a 1-day holding period for all positions, Sequent's portfolio of positions for the 12 months ended December 31, 2008, 2007 and 2006 had the following 1-day holding period VaRs.

In millions	**2008**	2007	2006
Period end	**$2.5**	$1.2	$1.3
12-month average	**1.8**	1.3	1.2
High	**3.1**	2.3	2.5
Low	**0.8**	0.7	0.7

Interest Rate Risk

Interest rate fluctuations expose our variable-rate debt to changes in interest expense and cash flows. We manage interest expense using a combination of fixed-rate and variable-rate debt. Based on $1,026 million of variable-rate debt, which includes $865 million of our variable-rate short-term debt and $161 million of variable-rate gas facility revenue bonds outstanding at December 31, 2008, a 100 basis point change in market interest rates from 1.2% to 2.2% would have resulted in an increase in pretax interest expense of $10 million on an annualized basis.

At the beginning of 2008, we had a notional principal amount of $100 million of interest rate swap agreements associated with our senior notes. In March 2008, we terminated these interest rate swap agreements. We received a payment of $2 million, which included accrued interest and the fair value of the interest rate swap agreements at the termination date which was recorded as a liability in our consolidated balance sheets and will be amortized through January 2011, which is the remaining life of the associated senior notes.

Credit Risk

Distribution Operations Atlanta Gas Light has a concentration of credit risk as it bills only 11 Marketers in Georgia for its services. The credit risk exposure to Marketers varies with the time of the year, with exposure at its lowest in the nonpeak summer months and highest in the peak winter months. Marketers are responsible for the retail sale of natural gas to end-use customers in Georgia. These retail functions include customer service, billing, collections, and the purchase and sale of the natural gas commodity. The provisions of Atlanta Gas Light's tariff allow Atlanta Gas Light to obtain security support in an amount equal to a minimum of two times a Marketer's highest month's estimated bill from Atlanta Gas Light. For 2008, the four largest Marketers based on customer count, one of which was SouthStar, accounted for approximately 31% of our consolidated operating margin and 43% of distribution operations' operating margin.

Several factors are designed to mitigate our risks from the increased concentration of credit that has resulted from deregulation. In addition to the security support described above, Atlanta Gas Light bills intrastate delivery service to Marketers in advance rather than in arrears. We accept credit support in the form of cash deposits, letters of credit/surety bonds from acceptable issuers and corporate guarantees from investment-grade entities. The RMC reviews on a monthly basis the adequacy of credit support coverage, credit rating profiles of credit support providers and payment status of each Marketer. We believe that adequate policies and procedures have been put in place to properly quantify, manage and report on Atlanta Gas Light's credit risk exposure to Marketers.

Atlanta Gas Light also faces potential credit risk in connection with assignments of interstate pipeline transportation and storage capacity to Marketers. Although Atlanta Gas Light assigns this capacity to Marketers, in the event that a Marketer fails to pay the interstate pipelines for the capacity, the interstate pipelines would in all likelihood seek repayment from Atlanta Gas Light.

Retail Energy Operations SouthStar obtains credit scores for its firm residential and small commercial customers using a national credit reporting agency, enrolling only those customers that meet or exceed SouthStar's credit threshold.

SouthStar considers potential interruptible and large commercial customers based on a review of publicly available financial statements and review of commercially available credit reports. Prior to entering into a physical transaction, SouthStar also assigns physical wholesale counterparties an internal credit rating and credit limit based on the counterparties' Moody's, S&P and Fitch ratings, commercially available credit reports and audited financial statements.

Wholesale Services Sequent has established credit policies to determine and monitor the creditworthiness of counterparties, as well as the quality of pledged collateral. Sequent also utilizes master netting agreements whenever possible to mitigate exposure to counterparty credit risk. When Sequent is engaged in more than one outstanding derivative transaction with the same counterparty and it also has a legally enforceable netting agreement with that counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with that counterparty and a reasonable measure of Sequent's credit risk. Sequent also uses other netting agreements with certain counterparties with whom it conducts significant transactions.

Master netting agreements enable Sequent to net certain assets and liabilities by counterparty. Sequent also nets across product lines and against cash collateral provided the master netting and cash collateral agreements include such provisions. Additionally, Sequent may require counterparties to pledge additional collateral when deemed necessary.

Sequent conducts credit evaluations and obtains appropriate internal approvals for its counterparty's line of credit before any transaction with the counterparty is executed. In most cases, the counterparty must have a minimum long-term debt rating of Baa3 from Moody's and BBB- from S&P. Generally, Sequent requires credit enhancements by way of guaranty, cash deposit or letter of credit for transaction counterparties that do not meet the minimum ratings threshold.

Sequent, which provides services to retail marketers and utility and industrial customers, also has a concentration of credit risk as measured by its 30-day receivable exposure plus forward exposure. As of December 31, 2008, Sequent's top 20 counterparties represented approximately 63% of the total counterparty exposure of $505 million.

As of December 31, 2008, Sequent's counterparties, or the counterparties' guarantors, had a weighted average S&P equivalent credit rating of A-, which is consistent with the prior year. The S&P equivalent credit rating is determined by a process of converting the lower of the S&P or Moody's ratings to an internal rating ranging from 9 to 1, with 9 being equivalent to AAA/Aaa by S&P and Moody's and 1 being D or Default by S&P and Moody's. A counterparty that does not have an external rating is assigned an internal rating based on the strength of the financial ratios of that counterparty. To arrive at the weighted average credit rating, each counterparty's assigned internal rating is multiplied by the counterparty's credit exposure and summed for all counterparties. That sum is divided by the aggregate total counterparties' exposures, and this numeric value is then converted to an S&P equivalent. The following table shows Sequent's commodity receivable and payable positions.

	As of December 31, Gross receivables	
In millions	**2008**	2007
Netting agreements in place:		
Counterparty is investment grade	**$398**	$437
Counterparty is non-investment grade	**15**	24
Counterparty has no external rating	**129**	134
No netting agreements in place:		
Counterparty is investment grade	**7**	3
Amount recorded on balance sheet	**$549**	$598

	As of December 31, Gross payables	
In millions	**2008**	2007
Netting agreements in place:		
Counterparty is investment grade	**$266**	$356
Counterparty is non-investment grade	**41**	18
Counterparty has no external rating	**228**	204
No netting agreements in place:		
Counterparty is investment grade	**4**	—
Amount recorded on balance sheet	**$539**	$578

Sequent has certain trade and credit contracts that have explicit minimum credit rating requirements. These credit rating requirements typically give counterparties the right to suspend or terminate credit if our credit ratings are downgraded to non-investment grade status. Under such circumstances, Sequent would need to post collateral to continue transacting business with some of its counterparties. Posting collateral would have a negative effect on our liquidity. If such collateral were not posted, Sequent's ability to continue transacting business with these counterparties would be impaired. If at December 31, 2008, Sequent's credit ratings had been downgraded to non-investment grade status, the required amounts to satisfy potential collateral demands under such agreements between Sequent and its counterparties would have totaled $12 million.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AGL Resources Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under item 15(a)(1) present fairly, in all material respects, the financial position of AGL Resources Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statements schedule listed in the accompanying index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statements schedule, and on the Company's internal control over financial reporting bases on our integrated audits. We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining and understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 4 and 3, respectively, to the consolidated financial statements, AGL Resources Inc. and subsidiaries changed its method of accounting for stock based compensation plans as of January 1, 2006 and its method of accounting for defined benefit pension and other postretirement plans as of December 31, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, Georgia
February 5, 2009

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in *Internal Control – Integrated Framework* issued by COSO, our management concluded that our internal control over financial reporting was effective as of December 31, 2008, in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

February 5, 2009

John W. Somerhalder II
Chairman, President and Chief Executive Officer

Andrew W. Evans
Executive Vice President and Chief Financial Officer

Consolidated Balance Sheets—Assets

In millions	As of December 31, 2008	December 31, 2007
Current assets		
Cash and cash equivalents	**$ 16**	$ 19
Receivables		
Energy marketing	**549**	598
Gas	**264**	213
Unbilled revenues	**181**	179
Other	**27**	13
Less allowance for uncollectible accounts	**(16)**	(14)
Total receivables	**1,005**	989
Inventories		
Natural gas stored underground	**629**	521
Other	**34**	30
Total inventories	**663**	551
Energy marketing and risk management assets	**207**	69
Unrecovered PRP costs – current portion	**41**	31
Unrecovered ERC – current portion	**18**	23
Other current assets	**92**	115
Total current assets	**2,042**	1,797
Property, plant and equipment		
Property, plant and equipment	**5,500**	5,177
Less accumulated depreciation	**1,684**	1,611
Property, plant and equipment – net	**3,816**	3,566
Deferred debits and other assets		
Goodwill	**418**	420
Unrecovered PRP costs	**196**	254
Unrecovered ERC	**125**	135
Other	**113**	86
Total deferred debits and other assets	**852**	895
Total assets	**$6,710**	$6,258

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets—Liabilities and Capitalization

In millions, except share amounts	As of December 31, 2008	December 31, 2007
Current liabilities		
Short-term debt	**$ 866**	$ 580
Energy marketing trade payable	**539**	578
Accounts payable – trade	**202**	172
Customer deposits	**50**	35
Accrued PRP costs – current portion	**49**	55
Energy marketing and risk management liabilities – current portion	**50**	16
Accrued wages and salaries	**42**	24
Accrued taxes	**36**	23
Accrued interest	**35**	39
Deferred natural gas costs	**25**	28
Accrued environmental remediation liabilities – current portion	**17**	10
Other current liabilities	**72**	74
Total current liabilities	**1,983**	1,634
Accumulated deferred income taxes	**571**	566
Long-term liabilities and other deferred credits (excluding long-term debt)		
Accrued pension obligations	**199**	43
Accumulated removal costs	**178**	169
Accrued PRP costs	**140**	190
Accrued environmental remediation liabilities	**89**	97
Accrued postretirement benefit costs	**46**	24
Other long-term liabilities and other deferred credits	**145**	152
Total long-term liabilities and other deferred credits (excluding long-term debt)	**797**	675
Commitments and contingencies (see Note 7)		
Minority interest	**32**	47
Capitalization		
Long-term debt	**1,675**	1,675
Common shareholders' equity, $5 par value; 750 million shares authorized; 76.9 million and 76.4 million shares outstanding at December 31, 2008 and 2007	**1,652**	1,661
Total capitalization	**3,327**	3,336
Total liabilities and capitalization	**$6,710**	$6,258

See Notes to Consolidated Financial Statements.

Statements of Consolidated Income

In millions, except per share amounts	Years ended December 31, 2008	2007	2006
Operating revenues	**$2,800**	$2,494	$2,621
Operating expenses			
Cost of gas	**1,654**	1,369	1,482
Operation and maintenance	**472**	451	473
Depreciation and amortization	**152**	144	138
Taxes other than income taxes	**44**	41	40
Total operating expenses	**2,322**	2,005	2,133
Operating income	**478**	489	488
Other income (expenses)	**6**	4	(1)
Minority interest	**(20)**	(30)	(23)
Interest expense, net	**(115)**	(125)	(123)
Earnings before income taxes	**349**	338	341
Income taxes	**132**	127	129
Net income	**$ 217**	$ 211	$ 212
Per common share data			
Basic earnings per common share	**$ 2.85**	$ 2.74	$ 2.73
Diluted earnings per common share	**$ 2.84**	$ 2.72	$ 2.72
Cash dividends declared per common share	**$ 1.68**	$ 1.64	$ 1.48
Weighted average number of common shares outstanding			
Basic	**76.3**	77.1	77.6
Diluted	**76.6**	77.4	78.0

See Notes to Consolidated Financial Statements.

Statements of Consolidated Common Shareholders' Equity

In millions, except per share amounts	Common stock Shares	Common stock Amount	Premium on common stock	Earnings reinvested	Other comprehensive loss	Shares held in treasury and trust	Total
Balance as of December 31, 2005	77.8	$389	$655	$ 508	$ (53)	$ —	$1,499
Comprehensive income:							
Net income	—	—	—	212	—	—	212
OCI - gain resulting from unfunded pension and postretirement obligation (net of tax of $7)	—	—	—	—	11	—	11
Unrealized gain from hedging activities (net of tax of $7)	—	—	—	—	10	—	10
Total comprehensive income							233
Dividends on common stock ($1.48 per share)	—	—	1	(115)	—	3	(111)
Benefit, stock compensation, dividend reinvestment and stock purchase plans	0.3	1	2	—	—	—	3
Issuance of treasury shares	0.6	—	(3)	(4)	—	21	14
Purchase of treasury shares	(1.0)	—	—	—	—	(38)	(38)
Stock-based compensation expense (net of tax of $5)	—	—	9	—	—	—	9
Balance as of December 31, 2006	77.7	390	664	601	(32)	(14)	1,609
Comprehensive income:							
Net income	—	—	—	211	—	—	211
OCI — gain resulting from unfunded pension and postretirement obligation (net of tax of $16)	—	—	—	—	24	—	24
Unrealized loss from hedging activities (net of tax of $3)	—	—	—	—	(5)	—	(5)
Total comprehensive income							230
Dividends on common stock ($1.64 per share)	—	—	—	(127)	—	4	(123)
Issuance of treasury shares	0.7	—	(6)	(5)	—	27	16
Purchase of treasury shares	(2.0)	—	—	—	—	(80)	(80)
Stock-based compensation expense (net of tax of $3)	—	—	9	—	—	—	9
Balance as of December 31, 2007	76.4	390	667	680	(13)	(63)	1,661
Comprehensive income:							
Net income	**—**	**—**	**—**	**217**	**—**	**—**	**217**
OCI — loss resulting from unfunded pension and postretirement obligation (net of tax of $73)	**—**	**—**	**—**	**—**	**(111)**	**—**	**(111)**
Unrealized loss from hedging activities (net of tax of $6)	**—**	**—**	**—**	**—**	**(10)**	**—**	**(10)**
Total comprehensive income							**96**
Dividends on common stock ($1.68 per share)	**—**	**—**	**—**	**(128)**	**—**	**4**	**(124)**
Issuance of treasury shares	**0.5**	**—**	**(1)**	**(6)**	**—**	**16**	**9**
Stock-based compensation expense (net of tax of $1)	**—**	**—**	**10**	**—**	**—**	**—**	**10**
Balance as of December 31, 2008	**76.9**	**$390**	**$676**	**$ 763**	**$(134)**	**$(43)**	**$1,652**

See Notes to Consolidated Financial Statements.

Statements of Consolidated Cash Flows

In millions		Years ended December 31,	
	2008	2007	2006
Cash flows from operating activities			
Net income	**$ 217**	$ 211	$ 212
Adjustments to reconcile net income to net cash flow provided by operating activities			
Depreciation and amortization	**152**	144	138
Deferred income taxes	**89**	30	133
Minority interest	**20**	30	23
Change in energy marketing and risk management assets and liabilities	**(129)**	74	(112)
Changes in certain assets and liabilities			
Trade payables	**30**	(35)	(53)
Accrued expenses	**26**	(34)	15
Energy marketing receivables and energy marketing trade payables, net	**10**	(26)	(95)
Gas, unbilled and other receivables	**(65)**	(15)	170
Inventories	**(112)**	46	(54)
Other – net	**(11)**	(48)	(26)
Net cash flow provided by operating activities	**227**	377	351
Cash flows from investing activities			
Expenditures for property, plant and equipment	**(372)**	(259)	(253)
Other	**—**	6	5
Net cash flow used in investing activities	**(372)**	(253)	(248)
Cash flows from financing activities			
Net payments and borrowings of short-term debt	**286**	52	6
Issuances of variable rate gas facility revenue bonds	**161**	—	—
Issuance of treasury shares	**9**	16	14
Distribution to minority interest	**(30)**	(23)	(22)
Dividends paid on common shares	**(124)**	(123)	(111)
Payments of gas facility revenue bonds	**(161)**	—	—
Issuances of senior notes	**—**	125	175
Payments of medium-term notes	**—**	(11)	—
Payments of trust preferred securities	**—**	(75)	(150)
Purchase of treasury shares	**—**	(80)	(38)
Other	**1**	(3)	8
Net cash flow provided by (used in) financing activities	**142**	(122)	(118)
Net (decrease) increase in cash and cash equivalents	**(3)**	2	(15)
Cash and cash equivalents at beginning of period	**19**	17	32
Cash and cash equivalents at end of period	**$ 16**	$ 19	$ 17
Cash paid during the period for			
Interest	**$ 115**	$ 127	$ 109
Income taxes	**27**	118	37

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1 Accounting Policies and Methods of Application

General

AGL Resources Inc. is an energy services holding company that conducts substantially all its operations through its subsidiaries. Unless the context requires otherwise, references to "we," "us," "our," the "company", or "AGL Resources" mean consolidated AGL Resources Inc. and its subsidiaries. We have prepared the accompanying consolidated financial statements under the rules of the SEC. For a glossary of key terms and referenced accounting standards, see pages 21 and 22.

Basis of Presentation

Our consolidated financial statements as of and for the period ended December 31, 2008, include our accounts, the accounts of our majority-owned and controlled subsidiaries and the accounts of variable interest entities for which we are the primary beneficiary. This means that our accounts are combined with the subsidiaries' accounts. We have eliminated any intercompany profits and transactions in consolidation; however, we have not eliminated intercompany profits when such amounts are probable of recovery under the affiliates' rate regulation process. Certain amounts from prior periods have been reclassified and revised to conform to the current period presentation.

We currently own a noncontrolling 70% financial interest in SouthStar and Piedmont owns the remaining 30%. Our 70% interest is noncontrolling because all significant management decisions require approval by both owners. We record the earnings allocated to Piedmont as a minority interest in our consolidated statements of income and we record Piedmont's portion of SouthStar's capital as a minority interest in our consolidated balance sheets.

We are the primary beneficiary of SouthStar's activities and have determined that SouthStar is a variable interest entity as defined by FIN 46 revised in December 2003, FIN 46R. We determined that SouthStar was a variable interest entity because our equal voting rights with Piedmont are not proportional to our economic obligation to absorb 75% of any losses or residual returns from SouthStar, except those losses and returns related to customers in Ohio and Florida. Earnings related to SouthStar's customers in Ohio and Florida are allocated 70% to us and 30% to Piedmont. The nature of restrictions on SouthStar's assets are immaterial. The primary risks associated with SouthStar include weather, government regulation, competition, market risk, natural gas prices, economic conditions, inflation and bad debt. See Note 9 for income statement, balance sheet and capital expenditure information related to the retail energy operations segment. In addition, SouthStar obtains substantially all its transportation capacity for delivery of natural gas through our wholly-owned subsidiary, Atlanta Gas Light.

Cash and Cash Equivalents

Our cash and cash equivalents consist primarily of cash on deposit, money market accounts and certificates of deposit with original maturities of three months or less.

Receivables and Allowance for Uncollectible Accounts

Our receivables consist of natural gas sales and transportation services billed to residential, commercial, industrial and other customers. We bill customers monthly, and accounts receivable are due within 30 days. For the majority of our receivables, we establish an allowance for doubtful accounts based on our collection experience and other factors. On certain other receivables where we are aware of a specific customer's inability or reluctance to pay, we record an allowance for doubtful accounts against amounts due to reduce the net receivable balance to the amount we reasonably expect to collect. However, if circumstances change, our estimate of the recoverability of accounts receivable could be different. Circumstances that could affect our estimates include, but are not limited to, customer credit issues, the level of natural gas prices, customer deposits and general economic conditions. We write-off our customer's accounts once we deem them to be uncollectible.

Inventories

For our distribution operations subsidiaries, we record natural gas stored underground at WACOG. For Sequent and SouthStar, we account for natural gas inventory at the lower of WACOG or market price.

Sequent and SouthStar evaluate the average cost of their natural gas inventories against market prices to determine whether any declines in market prices below the WACOG are other than temporary. For any declines considered to be other than temporary, adjustments are recorded to reduce the weighted average cost of the natural gas inventory to market price. Consequently, as a result of declining natural gas prices, Sequent recorded LOCOM adjustments against cost of gas to reduce the value of its inventories to market value of $40 million in 2008, $4 million in 2007 and $43 million in 2006. SouthStar recorded LOCOM adjustments of $24 million in 2008 and $6 million in 2006, but was not required to make LOCOM adjustments in 2007.

In Georgia's competitive environment, Marketers including SouthStar, our marketing subsidiary, began selling natural gas in 1998 to firm end-use customers at market-based prices. Part of the unbundling process, which resulted from deregulation that provides

Notes to Consolidated Financial Statements

for this competitive environment, is the assignment to Marketers of certain pipeline services that Atlanta Gas Light has under contract. Atlanta Gas Light assigns, on a monthly basis, the majority of the pipeline storage services that it has under contract to Marketers, along with a corresponding amount of inventory.

Property, Plant and Equipment

A summary of our PP&E by classification as of December 31, 2008 and 2007 is provided in the following table.

In millions	2008	2007
Transmission and distribution	**$ 4,344**	$ 4,193
Storage	**290**	285
Other	**543**	509
Construction work in progress	**323**	190
Total gross PP&E	**5,500**	5,177
Accumulated depreciation	**(1,684)**	(1,611)
Total net PP&E	**$ 3,816**	$ 3,566

Distribution Operations PP&E expenditures consist of property and equipment that is in use, being held for future use and under construction. We report PP&E at its original cost, which includes:

- material and labor
- contractor costs
- construction overhead costs
- an allowance for funds used during construction (AFUDC) which represents the estimated cost of funds, from both debt and equity sources, used to finance the construction of major projects and is capitalized in rate base for ratemaking purposes when the completed projects are placed in service

We charge property retired or otherwise disposed of to accumulated depreciation since such costs are recovered in rates.

Retail Energy Operations, Wholesale Services, Energy Investments and Corporate PP&E expenditures include property that is in use and under construction, and we report it at cost. We record a gain or loss for retired or otherwise disposed-of property. Natural gas in storage at Jefferson Island that is retained as pad gas (volumes of non-working natural gas used to maintain the operational integrity of the cavern facility) is classified as non-depreciable property, plant and equipment and is valued at cost.

Depreciation Expense

We compute depreciation expense for distribution operations by applying composite, straight-line rates (approved by the state regulatory agencies) to the investment in depreciable property. The composite straight-line depreciation rate for depreciable property — excluding transportation equipment for Atlanta Gas Light, Virginia Natural Gas and Chattanooga Gas — was approximately 2.5% during 2008, 2007 and 2006. The composite, straight-line rate for Elizabethtown Gas, Florida City Gas and Elkton Gas was approximately 3.3 % for 2008, 3.2% during 2007 and 3.0% during 2006. We depreciate transportation equipment on a straight-line basis over a period of 5 to 10 years. We compute depreciation expense for other segments on a straight-line basis up to 35 years based on the useful life of the asset.

AFUDC

Four of our utilities are authorized by applicable state regulatory agencies or legislatures to record the cost of debt and equity funds as part of the cost of construction projects in our consolidated balance sheets and as AFUDC of $8 million in 2008, $4 million in 2007 and $5 million in 2006 within in the statements of consolidated income. The capital expenditures of our two other utilities do not qualify for AFUDC treatment. More information on our authorized AFUDC rates is provided in the following table.

	Authorized AFUDC rate
Atlanta Gas Light	8.53%
Chattanooga Gas[1]	7.89%
Elizabethtown Gas[2]	2.84%
Virginia Natural Gas[3]	8.91%

[1] Prior to 2007, the authorized rate was 7.43%.

[2] Variable rate as of December 31, 2008, and is determined by FERC method of AFUDC accounting.

[3] Approved only for Hampton Roads construction project.

Goodwill

We have included $418 million of goodwill in our consolidated balance sheets as of December 31, 2008, which consists of:

Date	Acquisition	Goodwill amount
2004	NUI	$227
2004	Jefferson Island	14
2000	Virginia Natural Gas	170
1998	Chattanooga Gas	7

SFAS 142 requires us to perform an annual goodwill impairment test at a reporting unit level which generally equates to our operating segments as discussed in Note 9 "Segment Information." We performed this annual test as of our fiscal year-end or December 31, 2008, 2007 and 2006 and did not recognize any impairment charges. We also assess goodwill for impairment if events or changes in circumstances may indicate an impairment of goodwill exists. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected

future cash flows. In the event the sum of the expected future cash flows resulting from the use of the asset is less than the carrying value of the asset, we record an impairment loss equal to the excess of the asset's carrying value over its fair value. We conduct this assessment principally through a review of our market capitalization relative to our net book value, financial results, changes in state and federal legislation and regulation, regulatory and legal proceedings and the periodic regulatory filings for our regulated utilities.

Taxes

The reporting of our assets and liabilities for financial accounting purposes differs from the reporting for income tax purposes. The principal differences between net income and taxable income relate to the timing of deductions, primarily due to the benefits of tax depreciation since we generally depreciate assets for tax purposes over a shorter period of time than for book purposes. The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We report the tax effects of depreciation and other differences in those items as deferred income tax assets or liabilities in our consolidated balance sheets in accordance with SFAS 109 and FIN 48. Investment tax credits of approximately $14 million previously deducted for income tax purposes for Atlanta Gas Light, Elizabethtown Gas, Florida City Gas and Elkton Gas have been deferred for financial accounting purposes and are being amortized as credits to income over the estimated lives of the related properties in accordance with regulatory requirements.

We do not collect income taxes from our customers on behalf of governmental authorities. We collect and remit various taxes on behalf of various governmental authorities. We record these amounts in our consolidated balance sheets except taxes in the state of Florida which we are required to include in revenues and operating expenses. These Florida related taxes are not material for any periods presented.

Revenues

Distribution operations We record revenues when services are provided to customers. Those revenues are based on rates approved by the state regulatory commissions of our utilities.

As required by the Georgia Commission, in July 1998, Atlanta Gas Light began billing Marketers in equal monthly installments for each residential, commercial and industrial customer's distribution costs. As required by the Georgia Commission, effective February 1, 2001, Atlanta Gas Light implemented a seasonal rate design for the calculation of each residential customer's annual straight-fixed-variable (SFV) capacity charge, which is billed to Marketers and reflects the historic volumetric usage pattern for the entire residential class. Generally, this change results in residential customers being billed by Marketers for a higher capacity charge in the winter months and a lower charge in the summer months. This requirement has an operating cash flow impact but does not change revenue recognition. As a result, Atlanta Gas Light continues to recognize its residential SFV capacity revenues for financial reporting purposes in equal monthly installments.

Any difference between the billings under the seasonal rate design and the SFV revenue recognized is deferred and reconciled to actual billings on an annual basis. Atlanta Gas Light had unrecovered seasonal rates of approximately $11 million as of December 31, 2008 and 2007 (included as current assets in the consolidated balance sheets) related to the difference between the billings under the seasonal rate design and the SFV revenue recognized.

The Elizabethtown Gas, Virginia Natural Gas, Florida City Gas, Chattanooga Gas and Elkton Gas rate structures include volumetric rate designs that allow recovery of costs through gas usage. Revenues from sales and transportation services are recognized in the same period in which the related volumes are delivered to customers. Revenues from residential and certain commercial and industrial customers are recognized on the basis of scheduled meter readings. In addition, revenues are recorded for estimated deliveries of gas not yet billed to these customers, from the last meter reading date to the end of the accounting period. These are included in the consolidated balance sheets as unbilled revenue. For other commercial and industrial customers and all wholesale customers, revenues are based on actual deliveries to the end of the period.

The tariffs for Elizabethtown Gas, Virginia Natural Gas and Chattanooga Gas contain WNA's that partially mitigate the impact of unusually cold or warm weather on customer billings and operating margin. The WNA's purpose is to reduce the effect of weather on customer bills by reducing bills when winter weather is colder than normal and increasing bills when weather is warmer than normal.

Retail energy operations We record retail energy operations' revenues when services are provided to customers. Revenues from sales and transportation services are recognized in the same period in which the related volumes are delivered to customers. Sales revenues from residential and certain commercial and industrial customers are recognized on the basis of scheduled meter readings. In addition, revenues are recorded for estimated deliveries of gas not yet billed to these customers, from the most recent meter reading date to the end of the accounting period. These are included in the consolidated balance sheets as unbilled revenue. For other commercial and industrial customers and all wholesale customers, revenues are based on actual deliveries to the end of the period.

Wholesale services We record wholesale services' revenues when services are provided to customers. Profits from sales between segments are eliminated in the corporate segment and are recognized as goods or services sold to end-use customers. Transactions that qualify as derivatives under SFAS 133 are recorded

Notes to Consolidated Financial Statements

at fair value with changes in fair value recognized in earnings in the period of change and characterized as unrealized gains or losses.

Energy investments We record operating revenues at Jefferson Island in the period in which actual volumes are transported and storage services are provided. The majority of our storage services are covered under medium to long-term contracts at fixed market rates.

We record operating revenues at AGL Networks from leases of dark fiber pursuant to indefeasible rights-of-use (IRU) agreements as services are provided. Dark fiber IRU agreements generally require the customer to make a down payment upon execution of the agreement; however in some cases AGL Networks receives up to the entire lease payment at the inception of the lease and recognizes ratably over the lease term. AGL Networks had deferred revenue in our consolidated balance sheet of $33 million at December 31, 2008 and $38 million at December 31, 2007. In addition, AGL Networks recognizes sales revenues upon the execution of certain sales-type agreements for dark fiber when the agreements provide for the transfer of legal title to the dark fiber to the customer at the end of the agreement's term. This sales-type accounting treatment is in accordance with EITF 00-11 and SFAS 66, which provides that such transactions meet the criteria for sales-type lease accounting if the agreement obligates the lessor to convey ownership of the underlying asset to the lessee by the end of the lease term.

Cost of Gas

Excluding Atlanta Gas Light, we charge our utility customers for natural gas consumed using natural gas cost recovery mechanisms set by the state regulatory agencies. Under these mechanisms, we defer (that is, include as a current asset or liability in the consolidated balance sheets and exclude from the statements of consolidated income) the difference between the actual cost of gas and what is collected from or billed to customers in a given period. The deferred amount is either billed or refunded to our customers prospectively through adjustments to the commodity rate.

Our retail energy operations customers are charged for natural gas consumed. We also include within our cost of gas amounts for fuel and lost and unaccounted for gas, adjustments to reduce the value of our inventories to market value and for gains and losses associated with derivatives.

Comprehensive Income

Our comprehensive income includes net income plus OCI, which includes other gains and losses affecting shareholders' equity that GAAP excludes from net income. Such items consist primarily of unrealized gains and losses on certain derivatives designated as cash flow hedges and overfunded or unfunded pension obligation adjustments. The following table illustrates our OCI activity during the last three years.

In millions	**2008**	2007	2006
Cash flow hedges:			
Net derivative unrealized (losses) gains arising during the period (net of $2, $2 and $7 in taxes)	**$ (4)**	$ 3	$11
Less reclassification of realized gains included in net income (net of $4, $5 and $1 in taxes)	**(6)**	(8)	(1)
(Unfunded) over funded pension obligation (net of $73, $16 and $7 in taxes)	**(111)**	24	11
Total	**$(121)**	$19	$21

Earnings Per Common Share

We compute basic earnings per common share by dividing our income available to common shareholders by the daily weighted average number of common shares outstanding daily. Diluted earnings per common share reflect the potential reduction in earnings per common share that could occur when potentially dilutive common shares are added to common shares outstanding.

We derive our potentially dilutive common shares by calculating the number of shares issuable under restricted stock, restricted stock units and stock options. The future issuance of shares underlying the restricted stock and restricted share units depends on the satisfaction of certain performance criteria. The future issuance of shares underlying the outstanding stock options depends on whether the exercise prices of the stock options are less than the average market price of the common shares for the respective periods. The following table shows the calculation of our diluted earnings per share for the periods presented if performance units currently earned under the plan ultimately vest and if stock options currently exercisable at prices below the average market prices are exercised.

In millions	**2008**	2007	2006
Denominator for basic earnings per share [1]	**76.3**	77.1	77.6
Assumed exercise of potential common shares	**0.3**	0.3	0.4
Denominator for diluted earnings per share	**76.6**	77.4	78.0

[1] Daily weighted average shares outstanding.

The following table contains the weighted average shares attributable to outstanding stock options that were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive, as the exercise prices were greater than the average market price:

	December 31,		
	2008	2007	2006
Twelve months ended[1]	**1.6**	0.0	0.0

[1] 0.0 values represent amounts less than 0.1 million.

The increase in the number of shares that were excluded from the computation is the result of a significant decline in the market value of our common shares at December 31, 2008 as compared to December 31, 2007 and 2006.

Regulatory Assets and Liabilities

We have recorded regulatory assets and liabilities in our consolidated balance sheets in accordance with SFAS 71. Our regulatory assets and liabilities, and associated liabilities for our unrecovered PRP costs, unrecovered ERC and the associated assets and liabilities for our Elizabethtown Gas hedging program, are summarized in the following table.

	December 31,	
In millions	**2008**	2007
Regulatory assets		
Unrecovered PRP costs	**$237**	$285
Unrecovered ERC[1]	**143**	158
Unrecovered postretirement benefit costs	**11**	12
Unrecovered seasonal rates	**11**	11
Unrecovered natural gas costs	**19**	23
Other	**30**	24
Total regulatory assets	**451**	513
Associated assets		
Elizabethtown Gas hedging program	**23**	4
Total regulatory and associated assets	**$474**	$517
Regulatory liabilities		
Accumulated removal costs	**$178**	$169
Elizabethtown Gas hedging program	**23**	4
Unamortized investment tax credit	**14**	16
Deferred natural gas costs	**25**	28
Regulatory tax liability	**19**	20
Other	**22**	19
Total regulatory liabilities	**281**	256
Associated liabilities		
PRP costs	**189**	245
ERC[1]	**96**	96
Total associated liabilities	**285**	341
Total regulatory and associated liabilities	**$566**	$597

[1] For a discussion of ERC, see Note 7.

Our regulatory assets are recoverable through either rate riders or base rates specifically authorized by a state regulatory commission. Base rates are designed to provide both a recovery of cost and a return on investment during the period rates are in effect. As such, all our regulatory assets are subject to review by the respective state regulatory commission during any future rate proceedings. In the event that the provisions of SFAS 71 were no longer applicable, we would recognize a write-off of regulatory assets that would result in a charge to net income, and be classified as an extraordinary item. Additionally, the regulatory liabilities would not be written-off but would continue to be recorded as liabilities but not as regulatory liabilities. Although the natural gas distribution industry is becoming increasingly competitive, our utility operations continue to recover their costs through cost-based rates established by the state regulatory commissions. As a result, we believe that the accounting prescribed under SFAS 71 remains appropriate. It is also our opinion that all regulatory assets are recoverable in future rate proceedings, and therefore we have not recorded any regulatory assets that are recoverable but are not yet included in base rates or contemplated in a rate rider.

All the regulatory assets included in the preceding table are included in base rates except for the unrecovered PRP costs, unrecovered ERC and deferred natural gas costs, which are recovered through specific rate riders on a dollar for dollar basis. The rate riders that authorize recovery of unrecovered PRP costs and the deferred natural gas costs include both a recovery of costs and a return on investment during the recovery period. We have two rate riders that authorize the recovery of unrecovered ERC. The ERC rate rider for Atlanta Gas Light only allows for recovery of the costs incurred and the recovery period occurs over the five years after the expense is incurred. ERC associated with the investigation and remediation of Elizabethtown Gas remediation sites located in the state of New Jersey are recovered under a remediation adjustment clause and include the carrying cost on unrecovered amounts not currently in rates. Elizabethtown Gas' hedging program asset and liability reflect unrealized losses or gains that will be recovered from or passed to rate payers through the recovery of its natural gas costs on a dollar for dollar basis, once the losses or gains are realized. Unrecovered postretirement benefit costs are recoverable through base rates over the next 5 to 24 years based on the remaining recovery period as designated by the applicable state regulatory commissions. Unrecovered seasonal rates reflect the difference between the recognition of a portion of Atlanta Gas Light's residential base rates revenues on a straight-line basis as compared to the collection of the revenues over a seasonal pattern. The unrecovered amounts are fully recoverable through base rates within one year.

The regulatory liabilities are refunded to ratepayers through a rate rider or base rates. If the regulatory liability is included in base rates, the amount is reflected as a reduction to the rate base in setting rates.

Notes to Consolidated Financial Statements

Pipeline Replacement Program

Atlanta Gas Light The PRP, ordered by the Georgia Commission to be administered by Atlanta Gas Light, requires, among other things, that Atlanta Gas Light replace all bare steel and cast iron pipe in its system in the state of Georgia within a 10-year period beginning October 1, 1998. Atlanta Gas Light identified, and provided notice to the Georgia Commission of 2,312 miles of pipe to be replaced. Atlanta Gas Light subsequently identified an additional 320 miles of pipe subject to replacement under this program. If Atlanta Gas Light does not perform in accordance with this order, it will be assessed certain nonperformance penalties.

The order also provides for recovery of all prudent costs incurred in the performance of the program, which Atlanta Gas Light has recorded as a regulatory asset. Atlanta Gas Light will recover from end-use customers, through billings to Marketers, the costs related to the program net of any cost savings from the program. All such amounts will be recovered through a combination of straight-fixed-variable rates and a pipeline replacement revenue rider. The regulatory asset has two components:

- the costs incurred to date that have not yet been recovered through the rate rider
- the future expected costs to be recovered through the rate rider

On June 10, 2005, Atlanta Gas Light and the Georgia Commission entered into a Settlement Agreement that, among other things, extends Atlanta Gas Light's PRP by five years to require that all replacements be completed by December 2013. The timing of replacements was subsequently specified in an amendment to the PRP stipulation. This amendment, which was approved by the Georgia Commission on December 20, 2005, requires Atlanta Gas Light to replace all cast iron pipe and 70% of all bare steel pipe by December 2010. The remaining 30% of bare steel pipe is required to be replaced by December 2013. These replacements are on schedule.

Under the Settlement Agreement, base rates charged to customers will remain unchanged through April 30, 2010, but Atlanta Gas Light will recognize reduced base rate revenues of $5 million on an annual basis through April 30, 2010. The five-year total reduction in recognized base rate revenues of $25 million will be applied to the allowed amount of costs incurred to replace pipe, which will reduce the amounts recovered from customers under the PRP rider. The Settlement Agreement also set the per customer fixed PRP rate that Atlanta Gas Light will charge at $1.29 per customer per month from May 2005 through September 2008 and at $1.95 from October 2008 through December 2013 and includes a provision that allows for a true-up of any over- or under-recovery of PRP revenues that may result from a difference between PRP charges collected through fixed rates and actual PRP revenues recognized through the remainder of the program.

The Settlement Agreement also allows Atlanta Gas Light to recover through the PRP $4 million of the $32 million capital costs associated with its March 2005 purchase of 250 miles of pipeline in central Georgia from Southern Natural Gas Company, a subsidiary of El Paso Corporation. The remaining capital costs are included in Atlanta Gas Light's rate base and collected through base rates.

Atlanta Gas Light has recorded a long-term regulatory asset of $196 million, which represents the expected future collection of both expenditures already incurred and expected future capital expenditures to be incurred through the remainder of the program. Atlanta Gas Light has also recorded a current asset of $41 million, which represents the expected amount to be collected from customers over the next 12 months. The amounts recovered from the pipeline replacement revenue rider during the last three years were:

- $30 million in 2008
- $27 million in 2007
- $27 million in 2006

As of December 31, 2008, Atlanta Gas Light had recorded a current liability of $49 million representing expected program expenditures for the next 12 months and a long-term liability of $140 million, representing expected program expenditures starting in 2009 through the end of the program in 2013.

Atlanta Gas Light capitalizes and depreciates the capital expenditure costs incurred from the PRP over the life of the assets. Operation and maintenance costs are expensed as incurred. Recoveries, which are recorded as revenue, are based on a formula that allows Atlanta Gas Light to recover operation and maintenance costs in excess of those included in its current base rates, depreciation expense and an allowed rate of return on capital expenditures. In the near term, the primary financial impact to Atlanta Gas Light from the PRP is reduced cash flow from operating and investing activities, as the timing related to cost recovery does not match the timing of when costs are incurred. However, Atlanta Gas Light is allowed the recovery of carrying costs on the under-recovered balance resulting from the timing difference.

Elizabethtown Gas In August 2006, the New Jersey Commission issued an order adopting a pipeline replacement cost recovery rider program for the replacement of certain 8" cast iron main pipes and any unanticipated 10"–12" cast iron main pipes integral to the replacement of the 8" main pipes. The order allows Elizabethtown Gas to recognize revenues under a deferred recovery mechanism for costs to replace the pipe that exceeds a baseline amount of $3 million. Elizabethtown Gas' recognition of these revenues could be disallowed by the New Jersey Commission if its return on equity exceeds the authorized rate of 10%. The term of the stipulation was from the date of the order through December 31, 2008. Total replacement costs through December 31, 2008 were $21 million, of which $16 million will be eligible for the deferred recovery

mechanism. Revenues recognized and deferred for recovery under the stipulation are estimated to be approximately $2 million. All costs incurred under the program will be included in Elizabethtown Gas' next rate case to be filed in 2009.

Use of Accounting Estimates

The preparation of our financial statements in conformity with GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures of contingent assets and liabilities. We based our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, and we evaluate our estimates on an ongoing basis. Each of our estimates involve complex situations requiring a high degree of judgment either in the application and interpretation of existing literature or in the development of estimates that impact our financial statements. The most significant estimates include our PRP accruals, environmental liability accruals, uncollectible accounts and other allowance for contingencies, pension and postretirement obligations, derivative and hedging activities and provision for income taxes. Our actual results could differ from our estimates.

Accounting Developments

Previously discussed

SFAS 160 In December 2007, the FASB issued SFAS 160, which is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. SFAS 160 will require us to present our minority interest, now to be referred to as a noncontrolling interest, separately within the capitalization section of our consolidated balance sheet. We will adopt SFAS 160 as of January 1, 2009.

Recently issued

SFAS 161 In March 2008, the FASB issued SFAS 161, which is effective for fiscal years beginning after November 15, 2008. SFAS 161 amends the disclosure requirements of SFAS 133 to provide an enhanced understanding of how and why derivative instruments are used, how they are accounted for and their effect on an entity's financial condition, performance and cash flows. We will adopt SFAS 161 effective on January 1, 2009, which will require additional disclosures, but will not have a financial impact to our consolidated results of operations, cash flows or financial condition.

FSP EITF 03-6-1 The FASB issued this FSP in June 2008 and it is effective for fiscal years beginning after December 15, 2008. This FSP classifies unvested share-based payment grants containing nonforfeitable rights to dividends as participating securities that will be included in the computation of earnings per share. As of December 31, 2008, we had approximately 145,000 restricted shares with nonforfeitable dividend rights. We will adopt FSP EITF 03-6-1 effective on January 1, 2009.

FSP FAS 133-1 The FASB issued this FSP in September 2008 and it is effective for fiscal years beginning after November 15, 2008. This FSP requires more detailed disclosures about credit derivatives, including the potential adverse effects of changes in credit risk on the financial position, financial performance and cash flows of the sellers of the instruments. This FSP will have no financial impact to our consolidated results of operations, cash flows or financial condition. We will adopt FSP FAS 133-1 effective on January 1, 2009.

FSP FAS 157-3 The FASB issued this FSP in October 2008 and it is effective upon issuance including prior periods for which financial statements have not been issued. This FSP clarifies the application of SFAS 157 in an inactive market, including; how internal assumptions should be considered when measuring fair value, how observable market information in a market that is not active should be considered and how the use of market quotes should be used when assessing observable and unobservable data. We adopted this FSP as of September 30, 2008, it had no financial impact to our consolidated results of operations, cash flows or financial condition.

FSP FAS 140-4 and FIN 46R-8 The FASB issued this FSP in December 2008 and it is effective for the first reporting period ending after December 15, 2008. This FSP requires additional disclosures related to variable interest entities in accordance with SFAS 140 and FIN 46R. These disclosures include significant judgments and assumptions, restrictions on assets, risks and the effects on financial position, financial performance and cash flows. We adopted this FSP as of December 31, 2008; it had no financial impact to our consolidated results of operations, cash flows or financial condition.

Note 2 Financial Instruments and Risk Management

Netting of Cash Collateral and Derivative Assets and Liabilities under Master Netting Arrangements

We maintain accounts with brokers to facilitate financial derivative transactions in support of our energy marketing and risk management activities. Based on the value of our positions in these accounts and the associated margin requirements, we may be required to deposit cash into these broker accounts.

On January 1, 2008, we adopted FIN 39-1, which required that we offset cash collateral held in these broker accounts on our consolidated balance sheets with the associated fair value of the instruments in the accounts. Prior to the adoption of FIN 39-1, we

Notes to Consolidated Financial Statements

presented such cash collateral on a gross basis within other current assets and liabilities on our consolidated balance sheets. Our cash collateral amounts are provided in the following table.

In millions	As of December 31, 2008	2007
Right to reclaim cash collateral	**$128**	$ 3
Obligations to return cash collateral	**(4)**	(10)
Total cash collateral	**$124**	$ (7)

Fair value measurements

In September 2006, the FASB issued SFAS 157, which establishes a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements; however, it eliminates inconsistencies in the guidance provided in previous accounting pronouncements. The carrying value of cash and cash equivalents, receivables, accounts payable, other current liabilities and accrued interest approximate fair value. The following table shows the carrying amounts and fair values of our long-term debt including any current portions included in our consolidated balance sheets.

In millions	Carrying amount	Estimated fair value
As of December 31, 2008	$1,675	$1,647
As of December 31, 2007	1,675	1,710

We estimate the fair value of our long-term debt using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, optionality and risk profile. In determining the market interest yield curve, we considered our currently assigned ratings for unsecured debt of BBB+ by S&P, Baa1 by Moody's and A- by Fitch.

SFAS 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In December 2007, the FASB provided a one-year deferral of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis, at least annually. We adopted SFAS 157 on January 1, 2008, for our financial assets and liabilities, which primarily consist of derivatives we record in accordance with SFAS 133. The adoption of SFAS 157 primarily impacts our disclosures and did not have a material impact on our consolidated results of operations, cash flows and financial condition. We will adopt SFAS 157 for our nonfinancial assets and liabilities on January 1, 2009, and are currently evaluating the impact to our consolidated results of operations, cash flows and financial condition.

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, we use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. We are able to classify fair value balances based on the observance of those inputs. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

Level 1
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Our Level 1 items consist of financial instruments with exchange-traded derivatives.

Level 2
Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial and commodity instruments that are valued using valuation methodologies. These methodologies are primarily industry-standard methodologies that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. We obtain market price data from multiple sources in order to value some of our Level 2 transactions and this data is representative of transactions that occurred in the market place. As we aggregate our disclosures by counterparty, the underlying transactions for a given counterparty may be a combination of exchange-traded derivatives and values based on other sources. Instruments in this category include shorter tenor exchange-traded and non-exchange-traded derivatives such as OTC forwards and options.

Level 3
Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best

estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to customers' needs. We do not have any material assets or liabilities classified as level 3.

The following table sets forth, by level within the fair value hierarchy, our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008. As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Recurring fair value measurements as of December 31, 2008				
In millions	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Netting of cash collateral	Total carrying value
Assets: [1]					
Derivatives at wholesale services	$ 17	$154	$—	$ 35	$206
Derivatives at distribution operations	23	—	—	—	23
Derivatives at retail energy operations [3]	12	—	—	—	12
Total assets	$ 52	$154	$—	$ 35	$241
Liabilities: [2]					
Derivatives at wholesale services	$ 62	$ 27	$—	$(62)	$ 27
Derivatives at distribution operations	23	—	—	4	27
Derivatives at retail energy operations	32	1	—	(31)	2
Total liabilities	$117	$ 28	$—	$(89)	$ 56

[1] Includes $203 million of current assets and $38 million of long-term assets reflected within our consolidated balance sheet.
[2] Includes $50 million of current liabilities and $6 million of long-term liabilities reflected within our consolidated balance sheet.
[3] $4 million premium associated with weather derivatives has been excluded as they are based on intrinsic value, not fair value.

The determination of the fair values above incorporates various factors required under SFAS 157. These factors include not only the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and priority interests), but also the impact of our nonperformance risk on our liabilities.

Derivatives at distribution operations relate to Elizabethtown Gas and are utilized in accordance with a directive from the New Jersey Commission to create a program to hedge the impact of market fluctuations in natural gas prices. These derivative products are accounted for at fair value each reporting period. In accordance with regulatory requirements, realized gains and losses related to these derivatives are reflected in purchased gas costs and ultimately included in billings to customers. Unrealized gains and losses are reflected as a regulatory asset or liability, as appropriate, in our consolidated balance sheets.

Sequent's and SouthStar's derivatives include exchange-traded and OTC derivative contracts. Exchange-traded derivative contracts, which include futures and exchange-traded options, are generally based on unadjusted quoted prices in active markets and are classified within level 1. Some exchange-traded derivatives are valued using broker or dealer quotation services, or market transactions in either the listed or OTC markets, which are classified within level 2.

At the beginning of 2008, we had a notional principal amount of $100 million of interest rate swap agreements associated with our senior notes. In March 2008, we terminated these interest rate swap agreements. We received a payment of $2 million, which included accrued interest and the fair value of the interest rate swap agreements at the termination date. The payment was recorded as deferred income and classified as a liability in our consolidated balance sheets. The amount will be amortized through January 2011, the remaining life of the associated senior notes. The following table sets forth a reconciliation of the termination of our interest rate swaps, classified as level 3 in the fair value hierarchy.

In millions	Year ended December 31, 2008
Balance as of January 1, 2008	$ (2)
Realized and unrealized gains	—
Settlements	2
Transfers in or out of level 3	—
Balance as of December 31, 2008	$—
Change in unrealized gains (losses) relating to instruments held as of December 31, 2008	$—

Transfers in or out of level 3 represent existing assets or liabilities that were either previously categorized as a higher level for which the methodology inputs became unobservable or assets and liabilities that were previously classified as level 3 for which the lowest significant input became observable during the period.

Notes to Consolidated Financial Statements

Risk Management

Our risk management activities are monitored by our Risk Management Committee (RMC), which consists of members of senior management. The RMC is charged with reviewing and enforcing our risk management activities. Our risk management policies limit the use of derivative financial instruments and physical transactions within predefined risk tolerances associated with pre-existing or anticipated physical natural gas sales and purchases and system use and storage. We use the following derivative financial instruments and physical transactions to manage commodity price, interest rate, weather, fuel price and foreign currency risks:

- forward contracts
- futures contracts
- options contracts
- financial swaps
- treasury locks
- weather derivative contracts
- storage and transportation capacity transactions
- foreign currency forward contracts

Interest Rate Swaps

To maintain an effective capital structure, our policy is to borrow funds using a mix of fixed-rate and variable-rate debt. We entered into interest rate swap agreements for the purpose of managing the appropriate mix of risk associated with our fixed-rate and variable-rate debt obligations. We designated these interest rate swaps as fair value hedges in accordance with SFAS 133. We record the gain or loss on fair value hedges in earnings in the period of change, together with the offsetting loss or gain on the hedged item attributable to the interest rate risk being hedged.

Commodity-related Derivative Instruments

All activities associated with price risk management activities and derivative instruments are included as a component of cash flows from operating activities in our consolidated statements of cash flows. Our derivatives not designated as hedges under SFAS 133, included within operating cash flows as a source (use) of cash was $(129) million in 2008, $74 million in 2007, and $(112) million in 2006.

Elizabethtown Gas In accordance with a directive from the New Jersey Commission, Elizabethtown Gas enters into derivative transactions to hedge the impact of market fluctuations in natural gas prices. Pursuant to SFAS 133, such derivative transactions are marked to market each reporting period. In accordance with regulatory requirements, realized gains and losses related to these derivatives are reflected in purchased gas costs and ultimately included in billings to customers. As of December 31, 2008, Elizabethtown Gas had entered into OTC swap contracts to purchase approximately 11 Bcf of natural gas. Approximately 57% of these contracts have durations of one year or less, and none of these contracts extends beyond January 2011. The fair values of these derivative instruments were reflected as a current asset and liability of $23 million at December 31, 2008 and $4 million at December 31, 2007. For more information on our regulatory assets and liabilities see Note 1.

SouthStar Commodity-related derivative financial instruments (futures, options and swaps) are used by SouthStar to manage exposures arising from changing commodity prices. SouthStar's objective for holding these derivatives is to utilize the most effective method to reduce or eliminate the impact of this exposure. We have designated a portion of SouthStar's derivative transactions as cash flow hedges under SFAS 133. We record derivative gains or losses arising from cash flow hedges in OCI and reclassify them into earnings in the same period as the settlement of the underlying hedged item. We record any hedge ineffectiveness, defined as when the gains or losses on the hedging instrument do not offset and are greater than the losses or gains on the hedged item, in cost of gas in our statement of consolidated income in the period in which it occurs. SouthStar currently has minimal hedge ineffectiveness. We have not designated the remainder of SouthStar's derivative instruments as hedges under SFAS 133 and, accordingly, we record changes in their fair value as cost of gas in our statements of consolidated income in the period of change.

At December 31, 2008, the fair values of these derivatives were reflected in our consolidated financial statements as a current asset of $11 million, a long-term asset of $5 million and a current liability of $2 million representing a net position of 28 Bcf. This includes a $4 million current asset associated with a premium for weather derivatives.

SouthStar also enters into both exchange and OTC derivative transactions to hedge commodity price risk. Credit risk is mitigated for exchange transactions through the backing of the NYMEX member firms. For OTC transactions, SouthStar utilizes master netting arrangements to reduce overall credit risk. As of December 31, 2008, SouthStar's maximum exposure to any single OTC counterparty was $8 million.

Sequent We are exposed to risks associated with changes in the market price of natural gas. Sequent uses derivative financial instruments to reduce our exposure to the risk of changes in the prices of natural gas. The fair value of these derivative financial instruments reflects the estimated amounts that we would receive or pay to terminate or close the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts. We use external market quotes and indices to value substantially all the financial instruments we use.

We mitigate substantially all the commodity price risk

associated with Sequent's natural gas portfolio by locking in the economic margin at the time we enter into natural gas purchase transactions for our stored natural gas. We purchase natural gas for storage when the difference in the current market price we pay to buy and transport natural gas plus the cost to store the natural gas is less than the market price we can receive in the future, resulting in a positive net operating margin. We use NYMEX futures contracts and other OTC derivatives to sell natural gas at that future price to substantially lock in the operating margin we will ultimately realize when the stored natural gas is actually sold. These futures contracts meet the definition of derivatives under SFAS 133 and are recorded at fair value and marked to market in our consolidated balance sheets, with changes in fair value recorded in earnings in the period of change. The purchase, transportation, storage and sale of natural gas are accounted for on a weighted average cost or accrual basis, as appropriate rather than on the mark-to-market basis we utilize for the derivatives used to mitigate the commodity price risk associated with our storage portfolio. This difference in accounting can result in volatility in our reported earnings, even though the economic margin is essentially unchanged from the date the transactions were consummated.

At December 31, 2008, Sequent's commodity-related derivative financial instruments represented purchases (long) of 819 Bcf and sales (short) of 688 Bcf with approximately 92% of purchase instruments and 94% of the sales instruments are scheduled to mature in less than 2 years and the remaining 8% and 6%, respectively, in 3 to 9 years. At December 31, 2008, the fair values of these derivatives were reflected in our consolidated financial statements as an asset of $206 million and a liability of $27 million.

The changes in fair value of Sequent's derivative instruments utilized in its energy marketing and risk management activities and contract settlements increased the net fair value of its contracts outstanding by $25 million during 2008, reduced net fair value by $62 million during 2007 and increased net fair value by $132 million during 2006.

Weather Derivatives

In 2008 and 2007, SouthStar entered into weather derivative contracts as economic hedges of operating margins in the event of warmer-than-normal and colder-than-normal weather in the heating season, primarily from November through March. SouthStar accounts for these contracts using the intrinsic value method under the guidelines of EITF 99-02. SouthStar recorded current assets for this hedging activity of $4 million at December 31, 2008 and $5 million at December 31, 2007.

Concentration of Credit Risk

Atlanta Gas Light Concentration of credit risk occurs at Atlanta Gas Light for amounts billed for services and other costs to its customers, which consist of 11 Marketers in Georgia. The credit risk exposure to Marketers varies seasonally, with the lowest exposure in the nonpeak summer months and the highest exposure in the peak winter months. Marketers are responsible for the retail sale of natural gas to end-use customers in Georgia. These retail functions include customer service, billing, collections, and the purchase and sale of natural gas. Atlanta Gas Light's tariff allows it to obtain security support in an amount equal to no less than two times a Marketer's highest month's estimated bill from Atlanta Gas Light.

Wholesale Services Sequent has a concentration of credit risk for services it provides to marketers and to utility and industrial counterparties. This credit risk is measured by 30-day receivable exposure plus forward exposure, which is generally concentrated in 20 of its counterparties. Sequent evaluates the credit risk of its counterparties using a S&P equivalent credit rating, which is determined by a process of converting the lower of the S&P or Moody's rating to an internal rating ranging from 9.00 to 1.00, with 9.00 being equivalent to AAA/Aaa by S&P and Moody's and 1.00 being equivalent to D or Default by S&P and Moody's. For a customer without an external rating, Sequent assigns an internal rating based on Sequent's analysis of the strength of its financial ratios. At December 31, 2008, Sequent's top 20 counterparties represented approximately 63% of the total credit exposure of $505 million, derived by adding together the top 20 counterparties' exposures and dividing by the total of Sequent's counterparties' exposures. Sequent's counterparties or the counterparties' guarantors had a weighted average S&P equivalent rating of A- at December 31, 2008.

The weighted average credit rating is obtained by multiplying each customer's assigned internal rating by its credit exposure and then adding the individual results for all counterparties. That total is divided by the aggregate total exposure. This numeric value is converted to an S&P equivalent.

Sequent has established credit policies to determine and monitor the creditworthiness of counterparties, including requirements for posting of collateral or other credit security, as well as the quality of pledged collateral. Collateral or credit security is most often in the form of cash or letters of credit from an investment-grade financial institution, but may also include cash or U.S. Government Securities held by a trustee. When Sequent is engaged in more than one outstanding derivative transaction with the same counterparty and it also has a legally enforceable netting agreement with that counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with that counterparty and a reasonable measure of Sequent's credit risk. Sequent also uses other netting agreements with certain counterparties with which it conducts significant transactions.

Notes to Consolidated Financial Statements

Note 3 Employee Benefit Plans

Oversight of Plans

The Retirement Plan Investment Committee (the Committee) appointed by our Board of Directors is responsible for overseeing the investments of the retirement plans. Further, we have an Investment Policy (the Policy) for the retirement and postretirement benefit plans that aims to preserve these plans' capital and maximize investment earnings in excess of inflation within acceptable levels of capital market volatility. To accomplish this goal, the retirement and postretirement benefit plans' assets are actively managed to optimize long-term return while maintaining a high standard of portfolio quality and proper diversification.

The Policy's risk management strategy establishes a maximum tolerance for risk in terms of volatility to be measured at 75% of the volatility experienced by the S&P 500. We will continue to diversify retirement plan investments to minimize the risk of large losses in a single asset class. The Policy's permissible investments include domestic and international equities (including convertible securities and mutual funds), domestic and international fixed income (corporate and U.S. government obligations), cash and cash equivalents and other suitable investments. The asset mix of these permissible investments is maintained within the Policy's target allocations as included in the preceding tables, but the Committee can vary allocations between various classes or investment managers in order to improve investment results.

Equity market performance and corporate bond rates have a significant effect on our reported unfunded ABO, as the primary factors that drive the value of our unfunded ABO are the assumed discount rate and the actual return on plan assets. Additionally, equity market performance has a significant effect on our market-related value of plan assets (MRVPA), which is a calculated value and differs from the actual market value of plan assets. The MRVPA recognizes the difference between the actual market value and expected market value of our plan assets and is determined by our actuaries using a five-year moving weighted average methodology. Gains and losses on plan assets are spread through the MRVPA based on the five-year moving weighted average methodology, which affects the expected return on plan assets component of pension expense.

Pension Benefits

We sponsor two tax-qualified defined benefit retirement plans for our eligible employees, the AGL Resources Inc. Retirement Plan (AGL Retirement Plan) and the Employees' Retirement Plan of NUI Corporation (NUI Retirement Plan). A defined benefit plan specifies the amount of benefits an eligible participant eventually will receive using information about the participant.

We generally calculate the benefits under the AGL Retirement Plan based on age, years of service and pay. The benefit formula for the AGL Retirement Plan is a career average earnings formula, except for participants who were employees as of July 1, 2000, and who were at least 50 years of age as of that date. For those participants, we use a final average earnings benefit formula, and will continue to use this benefit formula for such participants until June 2010, at which time any of those participants who are still active will accrue future benefits under the career average earnings formula.

The NUI Retirement Plan covers substantially all of NUI's employees who were employed on or before December 31, 2006, except Florida City Gas union employees, who until February 2008 participated in a union-sponsored multiemployer plan. Pension benefits are based on years of credited service and final average compensation.

Postretirement Benefits

We sponsor a defined benefit postretirement health care plan for our eligible employees, the Health and Welfare Plan for Retirees and Inactive Employees of AGL Resources Inc. (AGL Postretirement Plan). Eligibility for these benefits is based on age and years of service.

The AGL Postretirement Plan covers all eligible AGL Resources employees who were employed as of June 30, 2002, if they reach retirement age while working for us. The state regulatory commissions have approved phase-ins that defer a portion of other postretirement benefits expense for future recovery. We recorded a regulatory asset for these future recoveries of $11 million as of December 31, 2008 and $12 million as of December 31, 2007. In addition, we recorded a regulatory liability of $5 million as of December 31, 2008 and $4 million as of December 31, 2007 for our expected expenses under the AGL Postretirement Plan. We expect to pay $7 million of insurance claims for the postretirement plan in 2009, but we do not anticipate making any additional contributions.

Effective December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. This act provides for a prescription drug benefit under Medicare (Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

Medicare-eligible participants receive prescription drug benefits through a Medicare Part D plan offered by a third party and to which we subsidize participant premiums. Medicare-eligible retirees who opt out of the AGL Postretirement Plan are eligible to receive a cash subsidy which may be used towards eligible prescription drug expenses.

SFAS 158 In September 2006, the FASB issued SFAS 158, which we adopted prospectively on December 31, 2007. SFAS 158 requires that we recognize all obligations related to defined benefit pensions and other postretirement benefits. This statement requires

that we quantify the plans' funding status as an asset or a liability on our consolidated balance sheets. SFAS 158 further requires that we measure the plans' assets and obligations that determine our funded status as of the end of the fiscal year. We are also required to recognize as a component of OCI the changes in funded status that occurred during the year that are not recognized as part of net periodic benefit cost as explained in SFAS 87, or SFAS 106.

Based on the funded status of our defined benefit pension and postretirement benefit plans as of December 31, 2008, we reported an after-tax loss to our OCI of $111 million, a net increase of $184 million to accrued pension and postretirement obligations and a decrease of $73 million to accumulated deferred income taxes. Our adoption of SFAS 158 on December 31, 2007, had no impact on our earnings.

Contributions

Our employees do not contribute to the retirement plans. Additionally, we annually fund our postretirement plan; however, our retirees contribute 20% of medical premiums, 50% of the medical premium for spousal coverage and 100% of the dental premium to the AGL Postretirement Plan. We fund the plans by contributing at least the minimum amount required by applicable regulations and as recommended by our actuary. However, we may also contribute in excess of the minimum required amount. We calculate the minimum amount of funding using the projected unit credit cost method.

The Pension Protection Act (the Act) of 2006 contained new funding requirements for single employer defined benefit pension plans. The Act establishes a 100% funding target for plan years beginning after December 31, 2008. However, a delayed effective date of 2011 may apply if the pension plan meets the following targets; 92% funded in 2008; 94% funded in 2009; and 96% funded in 2010. In December 2008, the Worker, Retiree and Employer Recovery Act of 2008 allowed us to measure our 2008 and 2009 funding target at 92%. In 2008 and 2007, we did not make contributions as one was not required for our pension plans. For more information on our 2009 contributions to our pension plans, see Note 7.

The following tables present details about our pension and postretirement plans.

	AGL Retirement Plan		NUI Retirement Plan		AGL Postretirement Plan	
Dollars in millions	**2008**	2007	**2008**	2007	**2008**	2007
Change in benefit obligation						
Benefit obligation, January 1,	**$ 353**	$368	**$ 74**	$86	**$ 94**	$ 95
Service cost	**7**	7	**—**	—	**—**	1
Interest cost	**22**	21	**4**	5	**6**	6
Actuarial loss (gain)	**9**	(23)	**—**	(9)	**(1)**	—
Benefits paid	**(21)**	(20)	**(6)**	(8)	**(4)**	(8)
Benefit obligation, December 31,	**$ 370**	$353	**$ 72**	$74	**$ 95**	$ 94
Change in plan assets						
Fair value of plan assets, January 1,	**$ 313**	$303	**$ 70**	$72	**$ 70**	$ 63
Actual (loss) gain on plan assets	**(93)**	30	**(22)**	6	**(21)**	7
Employer contribution	**1**	—	**—**	—	**4**	8
Benefits paid	**(21)**	(20)	**(6)**	(8)	**(4)**	(8)
Fair value of plan assets, December 31,	**$ 200**	$313	**$ 42**	$70	**$ 49**	$ 70
Amounts recognized in the consolidated balance sheets consist of						
Current liability	**$ (1)**	$ (1)	**$ —**	$—	**$ —**	$ —
Long-term liability	**(169)**	(39)	**(30)**	(4)	**(46)**	(24)
Total liability at December 31,	**$(170)**	$ (40)	**$(30)**	$ (4)	**$(46)**	$(24)
Assumptions used to determine benefit obligations						
Discount rate	**6.2%**	6.4%	**6.2%**	6.4%	**6.2%**	6.4%
Rate of compensation increase	**3.7%**	3.7%	**—**	3.7%	**3.7%**	3.7%
Accumulated benefit obligation	**$ 352**	$337	**$ 73**	$74	**N/A**	N/A

Notes to Consolidated Financial Statements

The components of our pension and postretirement benefit costs are set forth in the following table.

	AGL Retirement Plan			NUI Retirement Plan			AGL Postretirement Plan		
Dollars in millions	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Net benefit cost									
Service cost	**$ 7**	$ 7	$ 7	**$—**	$—	$—	**$—**	$ 1	$ 1
Interest cost	**22**	21	20	**4**	5	5	**6**	6	5
Expected return on plan assets	**(26)**	(25)	(24)	**(6)**	(6)	(7)	**(6)**	(5)	(4)
Net amortization	**(1)**	(1)	(1)	**(1)**	(1)	(1)	**(4)**	(4)	(4)
Recognized actuarial loss	**3**	7	9	**—**	—	—	**1**	1	1
Net annual pension cost	**$ 5**	$ 9	$ 11	**$ (3)**	$ (2)	$ (3)	**$ (3)**	$(1)	$(1)
Assumptions used to determine benefit costs									
Discount rate	**6.4%**	5.8%	5.5%	**6.4%**	5.8%	5.5%	**6.4%**	5.8%	5.5%
Expected return on plan assets	**9.0%**	9.0%	8.8%	**9.0%**	9.0%	8.8%	**9.0%**	9.0%	8.5%
Rate of compensation increase	**3.7%**	3.7%	4.0%	**—**	—	—	**3.7%**	3.7%	4.0%

There were no other changes in plan assets and benefit obligations recognized for our retirement and postretirement plans for the year ended December 31, 2008.The 2009 estimated OCI amortization and expected refunds for these plans are set forth in the following table.

In millions	AGL Retirement Plan	NUI Retirement Plan	AGL Postretirement Plan
Amortization of prior service cost	$ (1)	$(1)	$(4)
Amortization of net loss	14	1	2
Refunds expected	—	—	—

We consider a number of factors in determining and selecting assumptions for the overall expected long-term rate of return on plan assets. We consider the historical long-term return experience of our assets, the current and expected allocation of our plan assets, and expected long-term rates of return. We derive these expected long-term rates of return with the assistance of our investment advisors and generally base these rates on a 10-year horizon for various asset classes, our expected investments of plan assets and active asset management as opposed to investment in a passive index fund. We base our expected allocation of plan assets on a diversified portfolio consisting of domestic and international equity securities, fixed income, real estate, private equity securities and alternative asset classes.

We consider a variety of factors in determining and selecting our assumptions for the discount rate at December 31. We consider certain market indices, including Moody's Corporate AA long-term bond rate, the Citigroup Pension Liability rate, a single equivalent discount rate derived with the assistance of our actuaries and our own payment stream based on these indices to develop our rate. Consequently, we selected a discount rate of 6.2% as of December 31, 2008, following our review of these various factors. Our actual retirement and postretirement plans' weighted average asset allocations at December 31, 2008 and 2007 and our target asset allocation ranges are as follows:

	Target Range	AGL Retirement Plan		NUI Retirement Plan		AGL Postretirement Plan	
	Asset Allocation	**2008**	2007	**2008**	2007	**2008**	2007
Equity	30% – 95%	**63%**	68%	**63%**	71%	**70%**	73%
Fixed income	10% – 40%	**30%**	25%	**32%**	27%	**28%**	26%
Real estate and other	10% – 35%	**6%**	3%	**—**	2%	**—**	—
Cash	0% – 10%	**1%**	4%	**5%**	—	**2%**	1%

Our health care trend rate for the AGL Postretirement Plan is capped at 2.5%. This cap limits the increase in our contributions to the annual change in the consumer price index (CPI). An annual CPI rate of 2.5% was assumed for future years. Assumed health care cost trend rates impact the amounts reported for our health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects for the AGL Postretirement Plan.

	AGL Postretirement Plan One-Percentage-Point	
In millions	Increase	Decrease
Effect on total of service and interest cost	$—	$—
Effect on accumulated postretirement benefit obligation	4	(3)

The following table presents expected benefit payments for the years ended December 31, 2009 through 2018 for our retirement and postretirement plans. There will be benefit payments under these plans beyond 2018.

(in millions)	AGL Retirement Plan	NUI Retirement Plan	AGL Postretirement Plan
2009	$ 20	$ 6	$ 7
2010	20	6	7
2011	21	6	7
2012	21	6	7
2013	21	6	7
2014–2018	116	28	35
Total	$219	$58	$70

The following table presents the amounts not yet reflected in net periodic benefit cost and included in accumulated OCI as of December 31, 2008.

In millions	AGL Retirement Plan	NUI Retirement Plan	AGL Postretirement Plan
Prior service credit	$ (7)	$(12)	$(17)
Net loss	195	21	39
Accumulated OCI	188	9	22
Net amount recognized in consolidated balance sheet	(170)	(30)	(46)
Prepaid (accrued) cumulative employer contributions in excess of net periodic benefit cost	$ 18	$(21)	$(24)

There were no other changes in plan assets and benefit obligations recognized in our retirement and postretirement plans for the year ended December 31, 2008.

Employee Savings Plan Benefits

We sponsor the Retirement Savings Plus Plan (RSP), a defined contribution benefit plan that allows eligible participants to make contributions to their accounts up to specified limits. Under the RSP, we made matching contributions to participant accounts of $6 million in 2008, 2007 and 2006.

Notes to Consolidated Financial Statements

Note 4 Stock-based and Other Incentive Compensation Plans and Agreements

General

We currently sponsor the following stock-based and other incentive compensation plans and agreements:

	Shares issuable upon exercise of outstanding stock options and/or SARs[1]	Shares issuable and/or SARs available for issuance[1]	Details
2007 Omnibus Performance Incentive Plan	280,200	4,561,386	Grants of incentive and nonqualified stock options, stock appreciation rights (SARs), shares of restricted stock, restricted stock units and performance cash awards to key employees.
Long-Term Incentive Plan (1999) [2]	2,221,407	—	Grants of incentive and nonqualified stock options, shares of restricted stock and performance units to key employees.
Officer Incentive Plan	76,224	211,409	Grants of nonqualified stock options and shares of restricted stock to new-hire officers.
2006 Non-Employee Directors Equity Compensation Plan	not applicable	173,433	Grants of stock to non-employee directors in connection with non-employee director compensation (for annual retainer, chair retainer and for initial election or appointment).
1996 Non-Employee Directors Equity Compensation Plan	42,924	13,304	Grants of nonqualified stock options and stock to non-employee directors in connection with non-employee director compensation (for annual retainer and for initial election or appointment). The plan was amended in 2002 to eliminate the granting of stock options.
Employee Stock Purchase Plan	not applicable	321,912	Nonqualified, broad-based employee stock purchase plan for eligible employees

[1] As of December 31, 2008

[2] Following shareholder approval of the Omnibus Performance Incentive Plan, no further grants will be made except for reload options that may be granted under the plan's outstanding options.

Accounting Treatment and Compensation Expense

Effective January 1, 2006, we adopted SFAS 123R, using the modified prospective application transition method. Prior to January 1, 2006, we accounted for our share-based payment transactions in accordance with SFAS 123, as amended by SFAS 148. This allowed us to rely on APB 25 and related interpretations in accounting for our stock-based compensation plans under the intrinsic value method. SFAS 123R requires us to measure and recognize stock-based compensation expense in our financial statements based on the estimated fair value at the date of grant for our stock-based awards, which include:

- stock options
- stock awards, and
- performance units (restricted stock units and performance cash units)

Performance-based stock awards and performance units contain market conditions. Stock options, restricted stock awards and performance units also contain a service condition. In accordance with SFAS 123R, we recognize compensation expense over the requisite service period for:

- awards granted on or after January 1, 2006 and
- unvested awards previously granted and outstanding as of January 1, 2006

In addition, we estimate forfeitures over the requisite service period when recognizing compensation expense. These estimates are adjusted to the extent that actual forfeitures differ, or are expected to materially differ, from such estimates.

The following table provides additional information on compensation costs and income tax benefits related to our stock-based compensation awards. We recorded these amounts in our consolidated statements of income for the years ended December 31, 2008, 2007 and 2006.

In millions	**2008**	2007	2006
Compensation costs	**$10**	$9	$9
Income tax benefits	**1**	3	3

Prior to our adoption of SFAS 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS 123R requires excess tax benefits to be reported as a financing cash inflow rather than as a reduction of taxes paid. In 2007 and 2006, our cash flows from financing activities included an immaterial amount for recognized compensation costs in excess of the benefits of tax deductions. In 2008, we included $2 million of such benefits in cash flow provided by operating activities.

Incentive and Nonqualified Stock Options

We grant incentive and nonqualified stock options with a strike price equal to the fair market value on the date of the grant. "Fair market value" is defined under the terms of the applicable plans as the most recent closing price per share of AGL Resources common stock as reported in *The Wall Street Journal*. Stock options generally have a three-year vesting period. Nonqualified options generally expire 10 years after the date of grant. Participants realize value from option grants only to the extent that the fair market value of our common stock on the date of exercise of the option exceeds the fair market value of the common stock on the date of the grant. Compensation expense associated with stock options is generally recorded over the option vesting period; however, for unvested options that are granted to employees who are retirement-eligible, the remaining compensation expense is recorded in the current period rather than over the remaining vesting period.

As of December 31, 2008, we had $2 million of total unrecognized compensation costs related to stock options. These costs are expected to be recognized over the remaining average requisite service period of approximately 2 years. Cash received from stock option exercises for 2008 was $5 million, and the income tax benefit from stock option exercises was $1 million.

Notes to Consolidated Financial Statements

The following tables summarize activity related to stock options for key employees and non-employee directors.

Stock Options	Number of options	Weighted average exercise price	Weighted average remaining life (in years)	Aggregate intrinsic value (in millions)
Outstanding – December 31, 2005	2,221,245	$27.79		
Granted	914,216	35.81		
Exercised	(543,557)	24.69		
Forfeited [1]	(266,418)	34.93		
Outstanding – December 31, 2006	2,325,486	$30.85		
Granted	735,196	39.11		
Exercised	(361,385)	27.78		
Forfeited [1]	(181,799)	36.75		
Outstanding – December 31, 2007	2,517,498	$33.28	7.1	
Granted	**258,017**	**38.70**	**8.5**	
Exercised	**(212,600)**	**23.53**	**2.1**	
Forfeited	**(86,926)**	**38.01**	**8.5**	
Outstanding – December 31, 2008	**2,475,989**	**$34.52**	**6.7**	**$3**
Exercisable – December 31, 2008	**1,447,508**	**$32.18**	**5.9**	**$3**

[1] Includes 4,226 shares which expired in 2008, none in 2007 and 452 in 2006.

Unvested Stock Options	Number of unvested options	Weighted average exercise price	Weighted average remaining vesting period (in years)	Weighted average fair value
Outstanding – December 31, 2007	1,414,962	$37.02	1.6	$4.82
Granted	**258,017**	**38.70**	**2.0**	**2.64**
Forfeited	**(51,497)**	**38.68**	**2.2**	**4.39**
Vested	**(593,001)**	**36.26**	**—**	**4.77**
Outstanding – December 31, 2008	**1,028,481**	**$37.80**	**1.1**	**$4.33**

Information about outstanding and exercisable options as of December 31, 2008, is as follows.

	Options outstanding			Options Exercisable	
Range of Exercise Prices	Number of options	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number of options	Weighted average exercise price
$16.25 to $20.79	27,274	1.5	$19.53	27,274	$19.53
$20.80 to $25.34	173,326	3.1	21.82	173,326	21.82
$25.35 to $29.89	233,157	4.4	27.07	233,157	27.07
$29.90 to $34.44	406,701	6.0	33.21	406,701	33.21
$34.45 to $38.99	1,388,835	7.5	37.15	587,250	36.83
$39.00 to $43.54	246,696	8.8	39.43	19,800	41.20
Outstanding – Dec. 31, 2008	**2,475,989**	**6.7**	**$34.52**	**1,447,508**	**$32.18**

Summarized below are outstanding options that are fully exercisable.

Exercisable at:	Number of options	Weighted average exercise price
December 31, 2006	1,013,672	$25.45
December 31, 2007	1,102,536	$28.48
December 31, 2008	**1,447,508**	**$32.18**

In accordance with the fair value method of determining compensation expense, we use the Black-Scholes pricing model. Below are the ranges for per share value and information about the underlying assumptions used in developing the grant date value for each of the grants made during 2008, 2007 and 2006.

	2008	2007	2006
Expected life (years)	**7**	7	7
Risk-free interest rate %[1]	**2.93 – 3.31**	3.87 – 5.05	4.5 – 5.1
Expected volatility %[2]	**12.8 – 13.0**	13.2 – 14.3	14.2 – 15.9
Dividend yield %[3]	**4.3 – 4.84**	3.8 – 4.2	3.7 – 4.2
Fair value of options granted[4]	**$0.19 – $2.69**	$3.55 – $5.98	$4.55 – $6.18

(1) US Treasury constant maturity – 7 years.
(2) Volatility is measured over 7 years, the expected life of the options; weighted average volatility % for 2008 was 13.0%, 2007 was 14.2% and 2006 was 15.8%.
(3) Weighted average dividend yields for 2008 was 4.3%, 2007 was 4.2% and 2006 was 4.1%
(4) Represents per share value.

Intrinsic value for options is defined as the difference between the current market value and the grant price. Total intrinsic value of options exercised during 2008 was $2 million. With the implementation of our share repurchase program in 2006, we use shares purchased under this program to satisfy share-based exercises to the extent that repurchased shares are available. Otherwise, we issue new shares from our authorized common stock.

Performance Units

In general, a performance unit is an award of the right to receive (i) an equal number of shares of our common stock, which we refer to as a restricted stock unit or (ii) cash, subject to the achievement of certain pre-established performance criteria, which we refer to as a performance cash unit. Performance units are subject to certain transfer restrictions and forfeiture upon termination of employment. The dollar value of restricted stock unit awards is equal to the grant date fair value of the awards, over the requisite service period, determined pursuant to FAS 123R. The dollar value of performance cash unit awards is equal to the grant date fair value of the awards measured against progress towards the performance measure, over the requisite service period, determined pursuant to FAS 123R. No other assumptions are used to value these awards.

Restricted Stock Units In general, a restricted stock unit is an award that represents the opportunity to receive a specified number of shares of our common stock, subject to the achievement of certain pre-established performance criteria. In 2008, we granted to a select group a total of 206,700 restricted stock units (the 2008 restricted stock units), of which 196,100 of these units were outstanding as of December 31, 2008. These restricted stock units had a performance measurement period that ended December 31, 2008, and a performance measure related to a basic earnings per share goal that was met.

Performance Cash Units In general, a performance cash unit is an award that represents the opportunity to receive a cash award, subject to the achievement of certain pre-established performance criteria. In 2008, we granted performance cash awards to a select group of officers. These awards have a performance measure that is related to annual growth in basic earnings per share, plus the average dividend yield, as adjusted to reflect the effect of economic value created during the performance measurement period by our wholesale services segment. In 2008, the basic earnings per share growth target was not achieved with respect to the 2007 awards. Accruals in connection with these grants are as follows:

Dollars in millions	Units	Measurement period end date	Accrued at Dec. 31, 2008	Maximum aggregate payout
Year of grant				
2006[1]	15	Dec. 31, 2008	$1	$2
2007	23	Dec. 31, 2009	—	3
2008	**3**	**Dec. 31, 2010**	**1**	**2**

(1) In February 2009, the 2006 performance cash units vested and resulted in an aggregate payout of $1 million.

Stock and Restricted Stock Awards

In general, we refer to a stock award as an award of our common stock that is 100% vested and not forfeitable as of the date of grant. We refer to restricted stock as an award of our common stock that is subject to time-based vesting or achievement of performance measures. Restricted stock awards are subject to certain transfer restrictions and forfeiture upon termination of employment. The dollar value of both stock awards and restricted stock awards are equal to the grant date fair value of the awards, over the requisite service period, determined pursuant to FAS 123R. No other assumptions are used to value the awards.

Stock Awards — Non-Employee Directors Non-employee director compensation may be paid in shares of our common stock in connection with initial election, the annual retainer, and chair retainers, as applicable. Stock awards for non-employee directors are 100% vested and nonforfeitable as of the date of grant. The

Notes to Consolidated Financial Statements

following table summarizes activity during 2008, related to stock awards for our non-employee directors.

Restricted Stock Awards	Shares of restricted stock	Weighted average fair value
Issued	15,674	$35.05
Forfeited	—	—
Vested	15,674	$35.05
Outstanding	—	—

Restricted Stock Awards — Employees From time to time, we may give restricted stock awards to our key employees. The following table summarizes activity during the year ended December 31, 2008, related to restricted stock awards for our key employees.

Restricted Stock Awards	Shares of restricted stock	Weighted average remaining vesting period (in years)	Weighted average fair value
Outstanding – December 31, 2007[1]	349,036	2.1	$38.15
Issued	**28,024**	**0.6**	**35.63**
Forfeited	**(6,483)**	**1.2**	**38.43**
Vested	**(70,199)**	**—**	**36.75**
Outstanding – December 31, 2008[1]	**300,378**	**1.3**	**$37.87**

[1] Subject to restriction

Employee Stock Purchase Plan (ESPP)

Under the ESPP, employees may purchase shares of our common stock in quarterly intervals at 85% of fair market value. Employee contributions under the ESPP may not exceed $25,000 per employee during any calendar year.

	2008	2007	2006
Shares purchased on the open market	**66,247**	52,299	45,361
Average per-share purchase price	**$ 33.22**	$ 34.69	$ 31.40
Purchase price discount	**$326,615**	$313,584	$252,752

Note 5 Common Shareholders' Equity

Treasury Shares

Our Board of Directors has authorized us to purchase up to 8 million treasury shares through our repurchase plans. These plans are used to offset shares issued under our employee and non-employee director incentive compensation plans and our dividend reinvestment and stock purchase plans. Stock purchases under these plans may be made in the open market or in private transactions at times and in amounts that we deem appropriate. There is no guarantee as to the exact number of shares that we will purchase, and we can terminate or limit the program at any time. We will hold the purchased shares as treasury shares and account for them using the cost method. As of December 31, 2008 we had 5 million remaining authorized shares available for purchase. The following table provides more information on our treasury share activity.

In millions, except per share amounts	Total amount purchased	Shares purchased	Weighted average price per share
2006	$38	1	$36.67
2007	80	2	39.56
2008	**—**	**—**	**—**

Dividends

Our common shareholders may receive dividends when declared at the discretion of our Board of Directors. Dividends may be paid in cash, stock or other form of payment, and payment of future dividends will depend on our future earnings, cash flow, financial requirements and other factors. Additionally, we derive a substantial portion of our consolidated assets, earnings and cash flow from the operation of regulated utility subsidiaries, whose legal authority to pay dividends or make other distributions to us is subject to regulation. As with most other companies, the payment of dividends are restricted by laws in the states where we do business. In certain cases, our ability to pay dividends to our common shareholders is limited by the following:

- our ability to pay our debts as they become due in the usual course of business, satisfy our obligations under certain financing agreements, including debt-to-capitalization covenants
- our total assets are less than our total liabilities, and
- our ability to satisfy our obligations to any preferred shareholders

Note 6 Debt

Our issuance of various securities, including long-term and short-term debt, is subject to customary approval or authorization by state and federal regulatory bodies, including state public service commissions, the SEC and the FERC as granted by the Energy Policy Act of 2005. The following table provides more information on our various securities.

In millions	Year(s) due	Interest rate[1]	Weighted average Interest rate[2]	Outstanding as of: December 31, 2008	2007
Short-term debt					
Credit Facilities	2009	0.8%	2.9%	**$ 500**	$ —
Commercial paper	2009	2.2	3.6	**273**	566
SouthStar line of credit	2009	1.1	2.9	**75**	—
Sequent lines of credit	2009	0.9	2.3	**17**	1
Capital leases	2009	4.9	4.9	**1**	1
Pivotal Utility line of credit	—	—	—	**—**	12
Total short-term debt		1.3%	3.3%	**$ 866**	$ 580
Long-term debt – net of current portion					
Senior notes	2011–2034	4.5–7.1%	5.9%	**$1,275**	$1,275
Gas facility revenue bonds	2022–2033	0.7–5.3	3.2	**200**	200
Medium-term notes	2012–2027	6.6–9.1	7.8	**196**	196
Capital leases	2013	4.9	4.9	**4**	6
AGL Capital interest rate swaps		—	—	**—**	(2)
Total long-term debt		5.6%	5.7%	**$1,675**	$1,675
Total debt		4.1%	5.2%	**$2,541**	$2,255

[1] As of December 31, 2008.
[2] For the year ended December 31, 2008.

Short-term Debt

Our short-term debt at December 31, 2008 and 2007 was composed of borrowings under our commercial paper program; Credit Facilities; current portions of our capital lease obligations; and lines of credit for Sequent, SouthStar and Pivotal Utility.

Commercial Paper and Credit Facilities Our commercial paper consists of short-term, unsecured promissory notes with maturities ranging from 2 to 16 days. These unsecured promissory notes are supported by our $1 billion Credit Facility which expires in August 2011 and a supplemental $140 million Credit Facility that expires in September 2009. We have the option to request an increase in the aggregate principal amount available for borrowing under the $1 billion Credit Facility to $1.25 billion on not more than three occasions during each calendar year. The $140 million Credit Facility allows for the option to request an increase in the borrowing capacity to $150 million.

Several of our subsidiaries, including SouthStar participate in our commercial paper program. As of December 31, 2008, we had $273 million of commercial paper borrowings and $500 million outstanding under the Credit Facilities. As of December 31, 2007, we did not have any amounts outstanding under the Credit Facilities.

SouthStar Credit Facility SouthStar's five-year $75 million unsecured credit facility expires in November 2011. SouthStar will use this line of credit for working capital and its general corporate needs. We had $75 million of outstanding borrowings on this line of credit at December 31, 2008. At December 31, 2007, there were no outstanding borrowings on this line of credit. We do not guarantee or provide any other form of security for the repayment of this credit facility.

Sequent Lines of Credit In June 2008, we extended Sequent's $25 million unsecured line of credit to June 2009, which bears interest at the federal funds effective rate plus 0.75%. In September 2008, Sequent extended its second $20 million line of credit that bears interest at the LIBOR rate plus 1.0% to September 2009. In December 2008 the terms of this line of credit were amended to $5 million bearing interest at the LIBOR Rate plus 3.0%. Both lines of credit are used solely for the posting of margin deposits for NYMEX transactions and are unconditionally guaranteed by us.

Pivotal Utility Line of Credit This $20 million line of credit, which had been established to support Elizabethtown Gas' hedging program, was terminated in October 2008. For more information on this hedging program, see Note 2.

Notes to Consolidated Financial Statements

Long-term Debt

Our long-term debt at December 31, 2008 and 2007 matures more than one year from the balance sheet date and consists of medium-term notes: Series A, Series B and Series C, which we issued under an indenture dated December 1, 1989; senior notes; gas facility revenue bonds; and capital leases. Our annual maturities of long-term debt, excluding capital leases of $4 million, are as follows:

Year	Amount (in millions)
2011	$ 300
2012	15
2013	225
2015	200
2016	300
2017	22
2021	30
2022	93
2024	20
2026	69
2027	53
2032	55
2033	39
2034	250
Total	$1,671

Medium-term notes The following table provides more information on our medium-term notes, which were issued to refinance portions of our existing short-term debt and for general corporate purposes. Our annual maturities of our medium-term notes are as follows:

Issue Date	Amount (in millions)	Interest rate	Maturity
June 1992	$ 5	8.4%	June 2012
June 1992	5	8.3	June 2012
June 1992	5	8.3	July 2012
July 1997	22	7.2	July 2017
Feb. 1991	30	9.1	Feb. 2021
April 1992	5	8.55	April 2022
April 1992	25	8.7	April 2022
April 1992	6	8.55	April 2022
May 1992	10	8.55	May 2022
Nov. 1996	30	6.55	Nov. 2026
July 1997	53	7.3	July 2027
Total	$196		

Senior Notes The following table provides more information on our senior notes, which were issued to refinance portions of our existing short-term and long-term debt, to finance acquisitions and for general corporate purposes.

Issue Date	Amount (in millions)	Interest rate	Maturity
Feb. 2001	$ 300	7.125%	Jan 2011
July 2003	225	4.45	Apr 2013
Dec. 2004	200	4.95	Jan 2015
June 2006	175	6.375	Jul 2016
Dec. 2007	125	6.375	Jul 2016
Sep. 2004	250	6.0	Oct 2034
Total	$1,275		

The trustee with respect to all of the above-referenced senior notes is The Bank of New York Trust Company, N.A., pursuant to an indenture dated February 20, 2001. We fully and unconditionally guarantee all of our senior notes.

Gas Facility Revenue Bonds Pivotal Utility is party to a series of loan agreements with the New Jersey Economic Development Authority (NJEDA) pursuant to which the NJEDA has issued a series of gas facility revenue bonds as shown in the following table.

Issue Date	Amount (in millions)	Interest rate	Maturity
July 1994[1]	$ 47	0.70%	Oct. 2022
July 1994[1]	20	1.10	Oct. 2024
June 1992[1]	39	1.10	June 2026
June 1992[1]	55	0.85	June 2032
July 1997	39	5.25	Nov. 2033
Total	$200		

[1] Interest rate is adjusted daily or weekly. Rates indicated are as of December 31, 2008.

In 2008, a portion of our gas facility revenue bonds failed to draw enough potential buyers due to the dislocation or disruption in the auction markets as a result of the downgrades to the bond insurers that provide credit protections for these instruments which reduced investor demand and liquidity for these types of investments. In March and April 2008, we tendered these bonds with a cumulative principal amount of $161 million through commercial paper borrowings.

In June and September 2008, we completed a Letter of Credit Agreement for these bonds which provided additional credit support which increased investor demand for the bonds. As a result, these bonds with a cumulative principal amount of $161 million were successfully auctioned and issued as variable rate gas facility bonds and reduced our commercial paper borrowings. The bonds with principal amounts of $55 million, $47 million and $39 million now have interest rates that reset daily and the bond with a principal amount of $20 million has an interest rate that resets weekly. There was no change to the maturity dates on these bonds.

Preferred Securities As of December 31, 2008, we had 10 million shares of authorized, unissued Class A junior participating preferred stock, no par value, and 10 million shares of authorized, unissued preferred stock, no par value.

Capital Leases Our capital leases consist primarily of a sale/leaseback transaction completed in 2002 by Florida City Gas related to its gas meters and other equipment and will be repaid at approximately $1 million per year until 2013. Pursuant to the terms of the lease agreement, Florida City Gas is required to insure the leased equipment during the lease term. In addition, at the expiration of the lease term, Florida City Gas has the option to purchase the leased meters from the lessor at their fair market value. The fair market value of the equipment will be determined on the basis of an arm's-length transaction between an informed and willing buyer.

Default Events

Our Credit Facilities' financial covenants requires us to maintain a ratio of total debt to total capitalization of no greater than 70%; however, our goal is to maintain this ratio at levels between 50% and 60%. Our ratio of total debt to total capitalization calculation contained in our debt covenant includes minority interest, standby letters of credit, surety bonds and the exclusion of other comprehensive income pension adjustments. Adjusting for these items, our debt-to-equity calculation, as defined by our Credit Facilities, was 59% at December 31, 2008 and 58% at December 31, 2007. These amounts are within our required and targeted ranges. Our debt-to-equity calculation, as calculated from our consolidated balance sheets, was 61% at December 31, 2008 and 58% at December 31, 2007.

Our debt instruments and other financial obligations include provisions that, if not complied with, could require early payment, additional collateral support or similar actions. Our most important default events include:

- a maximum leverage ratio
- insolvency events and nonpayment of scheduled principal or interest payments
- acceleration of other financial obligations
- change of control provisions

We have no trigger events in our debt instruments that are tied to changes in our specified credit ratings or our stock price and have not entered into any transaction that requires us to issue equity based on credit ratings or other trigger events. We are currently in compliance with all existing debt provisions and covenants.

Note 7 Commitments and Contingencies

We have incurred various contractual obligations and financial commitments in the normal course of our operating and financing activities that are reasonably likely to have a material affect on liquidity or the availability of requirements for capital resources. Contractual obligations include future cash payments required under existing contractual arrangements, such as debt and lease agreements. These obligations may result from both general financing activities and from commercial arrangements that are directly supported by related revenue-producing activities.

Notes to Consolidated Financial Statements

As we do for other subsidiaries, we provide guarantees to certain gas suppliers for SouthStar in support of payment obligations. The following table illustrates our expected future contractual payments such as debt and lease agreements, and commitment and contingencies as of December 31, 2008.

In millions	Total	2009	2010 & 2011	2012 & 2013	2014 & thereafter
Recorded contractual obligations:					
Long-term debt	$1,675	$ –	$302	$242	$1,131
Short-term debt	866	866	–	–	–
PRP costs[1]	189	49	91	49	–
Environmental remediation liabilities[1]	106	17	41	38	10
Total	$2,836	$932	$434	$329	$1,141
Unrecorded contractual obligations and commitments:[2]					
Pipeline charges, storage capacity and gas supply[3]	$1,713	$491	$573	$299	$ 350
Interest charges[4]	975	94	168	137	576
Operating leases[5]	137	30	45	25	37
Standby letters of credit, performance/ surety bonds	52	48	3	1	–
Asset management agreements[6]	32	12	19	1	–
Pension contributions[7]	7	7	–	–	–
Total	$2,916	$682	$808	$463	$ 963

[1] Includes charges recoverable through rate rider mechanisms.

[2] In accordance with GAAP, these items are not reflected in our consolidated balance sheets.

[3] Charges recoverable through a natural gas cost recovery mechanism or alternatively billed to Marketers. Also includes demand charges associated with Sequent. A subsidiary of NUI entered into two 20-year agreements for the firm transportation and storage of natural gas during 2003 with annual aggregate demand charges of approximately $5 million. As a result of our acquisition of NUI and in accordance with SFAS 141, we valued the contracts at fair value and established a long-term liability of $38 million for the excess liability that will be amortized to our consolidated statements of income over the remaining lives of the contracts of $2 million annually through November 2023 and $1 million annually from November 2023 to November 2028. The gas supply amount includes SouthStar gas commodity purchase commitments of 15 Bcf at floating gas prices calculated using forward natural gas prices as of December 31, 2008, and is valued at $85 million.

[4] Floating rate debt is based on the interest rate as of December 31, 2008 and the maturity of the underlying debt instrument. As of December 31, 2008, we have $35 million of accrued interest on our consolidated balance sheet that will be paid in 2009.

[5] We have certain operating leases with provisions for step rent or escalation payments and certain lease concessions. We account for these leases by recognizing the future minimum lease payments on a straight-line basis over the respective minimum lease terms, in accordance with SFAS 13. However, this lease accounting treatment does not affect the future annual operating lease cash obligations as shown herein.

[6] Represent fixed-fee minimum payments for Sequent's affiliated asset management agreements.

[7] Based on the current funding status of the plans, we would be required to make a minimum contribution to our pension plans of approximately $7 million in 2009. We may make additional contributions in 2009.

Environmental Remediation Costs

We are subject to federal, state and local laws and regulations governing environmental quality and pollution control. These laws and regulations require us to remove or remedy the effect on the environment of the disposal or release of specified substances at current and former operating sites.

Atlanta Gas Light The presence of coal tar and certain other byproducts of a natural gas manufacturing process used to produce natural gas prior to the 1950s has been identified at or near 10 former Atlanta Gas Light operating sites in Georgia and at 3 sites of predecessor companies in Florida. Atlanta Gas Light has active environmental remediation or monitoring programs in effect at 10 of these sites. Two sites in Florida are currently in the investigation or preliminary engineering design phase, and one Georgia site has been deemed compliant with state standards.

Atlanta Gas Light has customarily reported estimates of future remediation costs for these former sites based on probabilistic models of potential costs. These estimates are reported on an undiscounted basis. As cleanup options and plans mature and cleanup contracts are entered into, Atlanta Gas Light is better able to provide conventional engineering estimates of the likely costs of remediation at its former sites. These estimates contain various engineering uncertainties, but Atlanta Gas Light continuously attempts to refine and update these engineering estimates.

Atlanta Gas Light's current estimate for the remaining cost of future actions at its former operating sites is $38 million, which may change depending on whether future measures for groundwater will be required. As of December 31, 2008, we have recorded a liability equal to the low end of the range of $38 million, of which $10 million is expected to be incurred over the next 12 months.

These liabilities do not include other potential expenses, such as unasserted property damage claims, personal injury or natural resource damage claims, unbudgeted legal expenses or other costs for which Atlanta Gas Light may be held liable but for which it cannot reasonably estimate an amount.

The ERC liability is included as a corresponding regulatory asset, which is a combination of accrued ERC and unrecovered cash expenditures for investigation and cleanup costs. Atlanta Gas Light has three ways of recovering investigation and cleanup costs. First, the Georgia Commission has approved an ERC recovery rider. The ERC recovery mechanism allows for recovery of expenditures over a five-year period subsequent to the period in which the expenditures are incurred. Atlanta Gas Light expects to collect $17 million in revenues over the next 12 months under the ERC recovery rider, which is reflected as a current asset. The amounts recovered from the ERC recovery rider during the last three years were:

- $22 million in 2008
- $26 million in 2007
- $29 million in 2006

The second way to recover costs is by exercising the legal rights Atlanta Gas Light believes it has to recover a share of its costs from other potentially responsible parties, typically former owners or operators of these sites. There were no material recoveries from potentially responsible parties during 2008, 2007 or 2006.

The third way to recover costs is from the receipt of net profits from the sale of remediated property.

Elizabethtown Gas In New Jersey, Elizabethtown Gas is currently conducting remediation activities with oversight from the New Jersey Department of Environmental Protection. Although we cannot estimate the actual total cost of future environmental investigation and remediation efforts with precision, based on probabilistic models similar to those used at Atlanta Gas Light's former operating sites, the range of reasonably possible costs is $58 million to $116 million. As of December 31, 2008, we have recorded a liability equal to the low end of that range, or $58 million, of which $7 million in expenditures are expected to be incurred over the next 12 months.

Prudently incurred remediation costs for the New Jersey properties have been authorized by the New Jersey Commission to be recoverable in rates through a remediation adjustment clause. As a result, Elizabethtown Gas has recorded a regulatory asset of approximately $66 million, inclusive of interest, as of December 31, 2008, reflecting the future recovery of both incurred costs and accrued carrying charges. Elizabethtown Gas expects to collect approximately $1 million in revenues over the next 12 months. Elizabethtown Gas has also been successful in recovering a portion of remediation costs incurred in New Jersey from its insurance carriers and continues to pursue additional recovery.

We own a site in Elizabeth City, North Carolina that is subject to a remediation order by the North Carolina Department of Energy and Natural Resources. We had recorded liabilities of $10 million as of December 31, 2008 and $11 million as of December 31, 2007 related to this site.

There is one other site in North Carolina where investigation and remediation is likely, although no remediation order exists and we do not believe costs associated with this site can be reasonably estimated. In addition, there are as many as six other sites with which we had some association, although no basis for liability has been asserted, and accordingly we have not accrued any remediation liability. There are currently no cost recovery mechanisms for the environmental remediation sites in North Carolina.

Rental Expense

We incurred rental expense in the amounts of $21 million in 2008, $21 million in 2007 and $19 million in 2006.

Litigation

We are involved in litigation arising in the normal course of business. We believe the ultimate resolution of such litigation will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

In August 2006, the Office of Mineral Resources of the Louisiana DNR informed Jefferson Island that its mineral lease — which authorizes salt extraction to create two new storage caverns — at Lake Peigneur had been terminated. The Louisiana DNR identified two bases for the termination: (1) failure to make certain mining leasehold payments in a timely manner, and (2) the absence of salt mining operations for six months.

In September 2006, Jefferson Island filed suit against the State of Louisiana, in the 19th Judicial District Court in Baton Rouge, to maintain its lease to complete an ongoing natural gas storage expansion project in Louisiana. The project would add two salt dome storage caverns under Lake Peigneur to the two caverns currently owned and operated by Jefferson Island. In its suit, Jefferson Island alleges that the Louisiana DNR accepted all leasehold payments without reservation and never provided Jefferson Island with notice and opportunity to cure, as required by state law. In its answer to the suit, the State denied that anyone with proper authority approved the late payments. As to the second basis for termination, the suit contends that Jefferson Island's lease with the State of Louisiana was amended in 2004 so that mining operations are no longer required to maintain the lease. The State's answer denies that the 2004 amendment was properly authorized. In March 2008, Jefferson Island served discovery requests on the State of Louisiana and sought a trial date in its pending lawsuit over its natural gas storage expansion project at Lake Peigneur. Jefferson Island also asserted additional claims against the State seeking to obtain a declaratory ruling that Jefferson Island's surface lease, under which it operates its existing two storage caverns, authorizes the creation of the two new expansion caverns separate and apart from the mineral lease challenged by the State.

In addition, in June 2008, the State of Louisiana passed legislation restricting water usage from the Chicot aquifer, which is a main source of fresh water required for the expansion of our Jefferson Island capacity. We contend that this legislation is

Notes to Consolidated Financial Statements

unconstitutional and have sought to amend the pending litigation to seek a declaration that the legislation is invalid and cannot be enforced. Even if we are not successful on those grounds, we believe the legislation does not materially impact the feasibility of the expansion project. If we are unable to reach a settlement, we are not able to predict the outcome of the litigation. As of January 2009, our current estimate of costs incurred that would be considered unusable if the Louisiana DNR was successful in terminating our lease and causing us to cease the expansion project is approximately $6 million.

In February 2008, the consumer affairs staff of the Georgia Commission alleged that GNG charged its customers on variable rate plans prices for natural gas that were in excess of the published price, that it failed to give proper notice regarding the availability of potentially lower price plans and that it changed its methodology for computing variable rates. GNG asserted that it fully complied with all applicable rules and regulations, that it properly charged its customers on variable rate plans the rates on file with the Georgia Commission, and that, consistent with its terms and conditions of service, it routinely switched customers who requested to move to another price plan for which they qualified. In order to resolve this matter GNG agreed to pay $2.5 million in the form of credits to customers, or as directed by the Georgia Commission, which was recorded in our statements of consolidated income for the year ended December 31, 2008.

In February 2008, a class action lawsuit was filed in the Superior Court of Fulton County in the State of Georgia against GNG containing similar allegations to those asserted by the Georgia Commission staff and seeking damages on behalf of a class of GNG customers. This lawsuit was dismissed in September 2008. In October 2008, the plaintiffs appealed the dismissal of the lawsuit and the parties are in the process of filing briefs on that appeal.

In March 2008, a second class action suit was filed against GNG in the State Court of Fulton County in the State of Georgia, regarding monthly service charges. This lawsuit alleges that GNG arbitrarily assigned customer service charges rather than basing each customer service charge on a specific credit score. GNG asserts that no violation of law or Georgia Commission rules has occurred, that this lawsuit is without merit and has filed motions to dismiss this class action suit on various grounds. The ultimate resolution of this lawsuit cannot be determined, but is not expected to have a material adverse effect on our consolidated results of operations, cash flows or financial condition.

Review of Compliance with FERC Regulations

In 2008, we conducted an internal review of our compliance with FERC interstate natural gas pipeline capacity release rules and regulations. Independent of our internal review, we also received data requests from FERC's Office of Enforcement relating specifically to compliance with FERC's capacity release posting and bidding requirements. We have responded to FERC's data requests and are fully cooperating with FERC in its investigation. As a result of this process, we have identified certain instances of possible non-compliance. We are committed to full regulatory compliance and we have met with the FERC Enforcement staff to discuss with them these instances of possible non-compliance. Accordingly we have accrued an appropriate estimate of possible penalties assessed by the FERC. This estimate does not have, and management does not believe the ultimate resolution will have, a material financial impact to our consolidated results of operations, cash flows or financial condition.

Note 8 Income Taxes

We have two categories of income taxes in our statements of consolidated income: current and deferred. Current income tax expense consists of federal and state income tax less applicable tax credits related to the current year. Deferred income tax expense generally is equal to the changes in the deferred income tax liability and regulatory tax liability during the year.

Investment and Other Tax Credits

Deferred investment tax credits associated with distribution operations are included as a regulatory liability in our consolidated balance sheets (see Note 1, "Accounting Policies and Methods of Application"). These investment tax credits are being amortized over the estimated life of the related properties as credits to income in accordance with regulatory requirements. In 2007, we invested in a guaranteed affordable housing tax credit fund. We reduce income tax expense in our statements of consolidated income for the investment tax credits and other tax credits associated with our nonregulated subsidiaries, including the affordable housing credits. Components of income tax expense shown in the statements of consolidated income are shown in the following table.

Income Tax Expense

The relative split between current and deferred taxes is due to a variety of factors including true ups of prior year tax returns, and most importantly, the timing of our property-related deductions.

In millions	**2008**	2007	2006
Current income taxes			
Federal	**$ 37**	$ 86	$ (4)
State	**7**	12	2
Deferred income taxes			
Federal	**77**	23	115
State	**12**	7	18
Amortization of investment tax credits	**(1)**	(1)	(2)
Total	**$132**	$127	$129

The reconciliations between the statutory federal income tax rate, the effective rate and the related amount of tax for the years ended December 31, 2008, 2007 and 2006 are presented in the following table.

	2008		2007		2006	
In millions	**Amount**	**% of pretax income**	Amount	% of pretax income	Amount	% of pretax income
Computed tax expense at statutory rate	**$122**	**35.0%**	$118	35.0%	$119	35.0%
State income tax, net of federal income tax benefit	**14**	**4.0**	13	3.8	12	3.6
Amortization of investment tax credits	**(1)**	**(0.4)**	(1)	(0.3)	(2)	(0.5)
Affordable housing credits	**(2)**	**(0.5)**	(1)	(0.3)	—	—
Flexible dividend deduction	**(2)**	**(0.5)**	(2)	(0.6)	(2)	(0.5)
Other – net	**1**	**0.2**	—	—	2	0.2
Total income tax expense at effective rate	**$132**	**37.8%**	$127	37.6%	$129	37.8%

Accumulated Deferred Income Tax Assets and Liabilities

We report some of our assets and liabilities differently for financial accounting purposes than we do for income tax purposes. We report the tax effects of the differences in those items as deferred income tax assets or liabilities in our consolidated balance sheets. We measure the assets and liabilities using income tax rates that are currently in effect. Because of the regulated nature of the utilities' business, we recorded a regulatory tax liability in accordance with SFAS 109, which we are amortizing over approximately 30 years (see Note 1 "Accounting Policies and Methods of Application"). Our deferred tax assets include $86 million related to an unfunded pension and postretirement benefit obligation an increase of $51 million from 2007.

As indicated in the following table, our deferred tax assets and liabilities include certain items we acquired from NUI. We have provided a valuation allowance for some of these items that reduce our net deferred tax assets to amounts we believe are more likely than not to be realized in future periods. With respect to our continuing operations, we have net operating losses in various jurisdictions. Components that give rise to the net accumulated deferred income tax liability are as follows.

	As of December 31,	
In millions	**2008**	2007
Accumulated deferred income tax liabilities		
Property – accelerated depreciation and other property-related items	**$635**	$568
Mark to market	**5**	4
Other	**32**	44
Total accumulated deferred income tax liabilities	**672**	616
Accumulated deferred income tax assets		
Deferred investment tax credits	**5**	6
Unfunded pension and postretirement benefit obligation	**86**	35
Net operating loss – NUI[1]	**2**	5
Other	**11**	7
Total accumulated deferred income tax assets	**104**	53
Valuation allowances[2]	**(3)**	(3)
Total accumulated deferred income tax assets, net of valuation allowance	**101**	50
Net accumulated deferred tax liability	**$571**	$566

[1] Expire in 2021.

[2] Valuation allowance is due to the net operating losses on NUI headquarters that are not usable in New Jersey.

Notes to Consolidated Financial Statements

Tax Benefits

In June 2006, the FASB issued FIN 48, which addressed the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. We adopted the provisions of FIN 48 on January 1, 2007. At the date of adoption, as of December 31, 2007 and as of December 31, 2008, we did not have a liability for unrecognized tax benefits. Based on current information, we do not anticipate that this will change materially in 2009.

We recognize accrued interest and penalties related to uncertain tax positions in operating expenses in the consolidated statements of income, which is consistent with the recognition of these items in prior reporting periods. As of December 31, 2008, we did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

We file a U.S. federal consolidated income tax return and various state income tax returns. We are no longer subject to income tax examinations by the Internal Revenue Service or any state for years before 2002, but we are currently under audit by the Internal Revenue Service for tax years 2006 and 2007.

Note 9 Segment Information

We are an energy services holding company whose principal business is the distribution of natural gas in six states — Florida, Georgia, Maryland, New Jersey, Tennessee and Virginia. We generate nearly all our operating revenues through the sale, distribution, transportation and storage of natural gas. We are involved in several related and complementary businesses, including retail natural gas marketing to end-use customers primarily in Georgia; natural gas asset management and related logistics activities for each of our utilities as well as for nonaffiliated companies; natural gas storage arbitrage and related activities; and the development and operation of high-deliverability natural gas storage assets. We manage these businesses through four operating segments — distribution operations, retail energy operations, wholesale services and energy investments and a nonoperating corporate segment which includes intercompany eliminations.

We evaluate segment performance based primarily on the non-GAAP measure of EBIT, which includes the effects of corporate expense allocations. EBIT is a non-GAAP measure that includes operating income, other income and expenses and minority interest. Items we do not include in EBIT are financing costs, including interest and debt expense and income taxes, each of which we evaluate on a consolidated level. We believe EBIT is a useful measurement of our performance because it provides information that can be used to evaluate the effectiveness of our businesses from an operational perspective, exclusive of the costs to finance those activities and exclusive of income taxes, neither of which is directly relevant to the efficiency of those operations.

You should not consider EBIT an alternative to, or a more meaningful indicator of, our operating performance than operating income or net income as determined in accordance with GAAP. In addition, our EBIT may not be comparable to a similarly titled measure of another company. The reconciliations of EBIT to operating income, earnings before income taxes and net income for 2008, 2007 and 2006 are presented below.

In millions	**2008**	2007	2006
Operating revenues	**$2,800**	$2,494	$2,621
Operating expenses	**2,322**	2,005	2,133
Operating income	**478**	489	488
Minority interest	**(20)**	(30)	(23)
Other income (expense)	**6**	4	(1)
EBIT	**464**	463	464
Interest expense	**115**	125	123
Earnings before income taxes	**349**	338	341
Income taxes	**132**	127	129
Net income	**$ 217**	$ 211	$ 212

Summarized income statement, balance sheet and capital expenditure information by segment as of and for the years ended December 31, 2008, 2007 and 2006 is shown in the following tables.

In millions	Distribution operations	Retail energy operations	Wholesale services	Energy investments	Corporate and intercompany eliminations	Consolidated AGL Resources
2008						
Operating revenues from external parties	**$1,581**	**$987**	**$170**	**$ 55**	**$ 7**	**$2,800**
Intercompany revenues [1]	**187**	**—**	**—**	**—**	**(187)**	**—**
Total operating revenues	**1,768**	**987**	**170**	**55**	**(180)**	**2,800**
Operating expenses						
Cost of gas	**950**	**838**	**48**	**5**	**(187)**	**1,654**
Operation and maintenance	**330**	**67**	**55**	**24**	**(4)**	**472**
Depreciation and amortization	**128**	**4**	**5**	**6**	**9**	**152**
Taxes other than income taxes	**35**	**2**	**2**	**1**	**4**	**44**
Total operating expenses	**1,443**	**911**	**110**	**36**	**(178)**	**2,322**
Operating income (loss)	**325**	**76**	**60**	**19**	**(2)**	**478**
Minority interest	**—**	**(20)**	**—**	**—**	**—**	**(20)**
Other income	**4**	**1**	**—**	**—**	**1**	**6**
EBIT	**$ 329**	**$ 57**	**$ 60**	**$ 19**	**$ (1)**	**$ 464**
Identifiable and total assets	**$5,138**	**$315**	**$970**	**$353**	**$ (66)**	**$6,710**
Goodwill	**$ 404**	**$ —**	**$ —**	**$ 14**	**$ —**	**$ 418**
Capital expenditures	**$ 278**	**$ 6**	**$ 1**	**$ 75**	**$ 12**	**$ 372**

In millions	Distribution operations	Retail energy operations	Wholesale services	Energy investments	Corporate and intercompany eliminations	Consolidated AGL Resources
2007						
Operating revenues from external parties	$1,477	$892	$ 83	$ 42	$ —	$2,494
Intercompany revenues [1]	188	—	—	—	(188)	—
Total operating revenues	1,665	892	83	42	(188)	2,494
Operating expenses						
Cost of gas	845	704	6	2	(188)	1,369
Operation and maintenance	330	69	38	19	(5)	451
Depreciation and amortization	122	5	4	5	8	144
Taxes other than income taxes	33	1	1	1	5	41
Total operating expenses	1,330	779	49	27	(180)	2,005
Operating income (loss)	335	113	34	15	(8)	489
Minority interest	—	(30)	—	—	—	(30)
Other income	3	—	—	—	1	4
EBIT	$ 338	$ 83	$ 34	$ 15	$ (7)	$ 463
Identifiable and total assets	$4,847	$282	$890	$287	$ (48)	$6,258
Goodwill	$ 406	$ —	$ —	$ 14	$ —	$ 420
Capital expenditures	$ 201	$ 2	$ 2	$ 26	$ 28	$ 259

Notes to Consolidated Financial Statements

In millions	Distribution operations	Retail energy operations	Wholesale services	Energy investments	Corporate and intercompany eliminations	Consolidated AGL Resources
2006						
Operating revenues from external parties	$1,467	$930	$182	$ 41	$ 1	$2,621
Intercompany revenues [1]	157	—	—	—	(157)	—
Total operating revenues	1,624	930	182	41	(156)	2,621
Operating expenses						
Cost of gas	817	774	43	5	(157)	1,482
Operation and maintenance	350	64	46	20	(7)	473
Depreciation and amortization	116	3	2	5	12	138
Taxes other than income taxes	33	1	1	1	4	40
Total operating expenses	1,316	842	92	31	(148)	2,133
Operating income (loss)	308	88	90	10	(8)	488
Minority interest	—	(23)	—	—	—	(23)
Other income (expense)	2	(2)	—	—	(1)	(1)
EBIT	$ 310	$ 63	$ 90	$ 10	$ (9)	$ 464
Identifiable and total assets	$4,565	$293	$830	$373	$ 62	$6,123
Goodwill	$ 406	$ —	$ —	$ 14	$ —	$ 420
Capital expenditures	$ 174	$ 9	$ 2	$ 23	$ 45	$ 253

[1] Intercompany revenues – Wholesale services records its energy marketing and risk management revenue on a net basis. Wholesale services total operating revenues include intercompany revenues of $982 million in 2008, $638 million in 2007 and $531 million in 2006.

Note 10 Quarterly Financial Data (Unaudited)

Our quarterly financial data for 2008, 2007 and 2006 are summarized below. The variance in our quarterly earnings is the result of the seasonal nature of our primary business.

In millions, except per share amounts	March 31	June 30	Sept. 30	Dec. 31
2008				
Operating revenues	**$1,012**	**$ 444**	**$ 539**	**$ 805**
Operating income	**188**	**6**	**126**	**158**
Net income (loss)	**89**	**(11)**	**65**	**74**
Basic earnings (loss) per share	**1.17**	**(0.15)**	**0.85**	**0.97**
Diluted earnings (loss) per share	**1.16**	**(0.15)**	**0.85**	**0.97**
2007				
Operating revenues	$ 973	$ 467	$ 369	$ 685
Operating income	216	78	55	140
Net income	102	30	13	66
Basic earnings per share	1.31	0.40	0.17	0.86
Diluted earnings per share	1.30	0.40	0.17	0.86
2006				
Operating revenues	$1,044	$ 436	$ 434	$ 707
Operating income	228	60	90	110
Net income	110	19	36	47
Basic earnings per share	1.42	0.25	0.46	0.60
Diluted earnings per share	1.41	0.25	0.46	0.60

Our basic and diluted earnings per common share are calculated based on the weighted daily average number of common shares and common share equivalents outstanding during the quarter. Those totals differ from the basic and diluted earnings per share shown in the statements of consolidated income, which are based on the weighted average number of common shares and common share equivalents outstanding during the entire year.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). No system of controls, no matter how well-designed and operated, can provide absolute assurance that the objectives of the system of controls are met, and no evaluation of controls can provide assurance that the system of controls has operated effectively in all cases. Our disclosure controls and procedures however are designed to provide reasonable assurance that the objectives of disclosure controls and procedures are met.

Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008, in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods in SEC rules and forms, including a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the above-referenced evaluation by management of the effectiveness of our internal control over financial reporting that occurred during the fourth quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Reports of Management and Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Management has assessed, and our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited, our internal control over financial reporting as of December 31, 2008. The unqualified reports of management and PricewaterhouseCoopers LLP thereon are included in Item 8 of this Annual Report on Form 10-K and are incorporated by reference herein.

Item 9B. Other Information

None

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item with respect to directors will be set forth under the captions "Proposal I — Election of Directors", – "Corporate Governance — Ethics and Compliance Program," – "Committees of the Board" and "— Audit Committee" in the Proxy Statement for our 2009 Annual Meeting of Shareholders or in a subsequent amendment to this report. The information required by this item with respect to the executive officers is set forth at Part I, Item 4 of this report under the caption "Executive Officers of the Registrant." The information required by this item with respect to Section 16(a) beneficial ownership reporting compliance will be set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement or subsequent amendment referred to above. All such information that is provided in the Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be set forth under the captions "Compensation and Management Development Committee Report," "Compensation and Management Development Committee Interlocks and Insider Participation," "Director Compensation," "Compensation Discussion and Analysis" and "Executive Compensation" in the Proxy Statement or subsequent amendment referred to in Item 10 above. All such information that is provided in the Proxy Statement is incorporated herein by reference, except for the information under the caption "Compensation and Management Development Committee Report" which is specifically not so incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth under the captions "Share Ownership" and "Executive Compensation — Equity Compensation Plan Information" in the Proxy Statement or subsequent amendment referred to in Item 10 above. All such information that is provided in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item will be set forth under the captions "Corporate Governance — Director Independence" and "— Policy on Related Person Transactions" and "Certain Relationships and Related Transactions" in the Proxy Statement or subsequent amendment referred to in Item 10 above. All such information that is provided in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be set forth under the caption "Proposal 3 — Ratification of the Appointment of PricewaterhouseCoopers LLP as Our Independent Registered Public Accounting Firm for 2009" in the Proxy Statement or subsequent amendment to referred to in Item 10 above. All such information that is provided in the Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents Filed as Part of This Report.

(1) Financial Statements Included in Item 8 are the following:

- Report of Independent Registered Public Accounting Firm
- Management's Report on Internal Control Over Financial Reporting
- Consolidated Balance Sheets as of December 31, 2008 and 2007
- Statements of Consolidated Income for the years ended December 31, 2008, 2007, and 2006
- Statements of Consolidated Common Shareholders' Equity for the years ended December 31, 2008, 2007 and 2006
- Statements of Consolidated Cash Flows for the years ended December 31, 2008, 2007, and 2006
- Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Financial Statement Schedule II. Valuation and Qualifying Accounts — Allowance for Uncollectible Accounts and Income Tax Valuations for Each of the Three Years in the Period Ended December 31, 2008.

Schedules other than those referred to above are omitted and are not applicable or not required, or the required information is shown in the financial statements or notes thereto.

(3) Exhibits

Where an exhibit is filed by incorporation by reference to a previously filed registration statement or report, such registration statement or report is identified in parentheses.

3.1 Amended and Restated Articles of Incorporation filed November 2, 2005, with the Secretary of State of the state of Georgia (Exhibit 3.1, AGL Resources Inc. Form 8-K dated November 2, 2005).

3.2 Bylaws, as amended on December 10, 2008 (Exhibit 3.2, AGL Resources, Inc. Form 8-K dated December 16, 2008).

4.1.a Specimen form of Common Stock certificate (Exhibit 4.1, AGL Resources Inc. Form 10-Q for the fiscal quarter ended September 30, 2007).

4.1.b Specimen AGL Capital Corporation 6.00% Senior Notes due 2034 (Exhibit 4.1, AGL Resources Inc. Form 8-K dated September 27, 2004).

4.1.c Specimen AGL Capital Corporation 4.95% Senior Notes due 2015. (Exhibit 4.1, AGL Resources Inc. Form 8-K dated December 21, 2004).

4.1.d Specimen AGL Capital Corporation 6.375% Senior Secured Notes due 2016. (Exhibit 4.1, AGL Resources Inc. Form 8-K dated December 11, 2007).

4.1.e Specimen AGL Capital Corporation 7.125% Senior Secured Notes due 2011 (Exhibit 4.1.f, AGL Resources Inc. Form 10-K for the fiscal year ended December 31, 2007).

4.1.f Specimen AGL Capital Corporation 4.45% Senior Secured Notes due 2013 (Exhibit 4.1.g, AGL Resources Inc. Form 10-K for the fiscal year ended December 31, 2007).

4.2.a Indenture, dated as of December 1, 1989, between Atlanta Gas Light Company and Bankers Trust Company, as Trustee (Exhibit 4(a), Atlanta Gas Light Company registration statement on Form S-3, No. 33-32274).

4.2.b First Supplemental Indenture dated as of March 16, 1992, between Atlanta Gas Light Company and NationsBank of Georgia, National Association, as Successor Trustee (Exhibit 4(a), Atlanta Gas Light Company registration statement on Form S-3, No. 33-46419).

4.2.c Indenture, dated February 20, 2001 among AGL Capital Corporation, AGL Resources Inc. and The Bank of New York, as Trustee (Exhibit 4.2, AGL Resources Inc. registration statement on Form S-3, filed on September 17, 2001, No. 333-69500).

4.3.a Form of Guarantee of AGL Resources Inc. dated as of December 14, 2007 regarding the AGL Capital Corporation 6.375% Senior Note due 2016 (Exhibit 4.2, AGL Resources Inc. Form 8-K dated December 11, 2007).

4.3.b Form of Guarantee of AGL Resources Inc. dated as of September 27, 2004 regarding the AGL Capital Corporation 6.00% Senior Note due 2034 (Exhibit 4.1, AGL Resources Inc. Form 8-K dated September 27, 2004).

4.3.c Form of Guarantee of AGL Resources Inc. dated as of December 20, 2004 regarding the AGL Capital Corporation 4.95% Senior Note due 2015 (Exhibit 4.1, AGL Resources Inc. Form 8-K dated December 21, 2004).

4.3.d Form of Guarantee of AGL Resources Inc. dated as of March 31, 2001 regarding the AGL Capital Corporation 7.125% Senior Note due 2011 (Exhibit 4.3.d, AGL Resources Inc. Form 10-K for the fiscal year ended December 31, 2007).

4.3.e Form of Guarantee of AGL Resources Inc. dated as of July 2, 2003 regarding the AGL Capital Corporation 4.45% Senior Note due 2013 (Exhibit 4.3.e, AGL Resources Inc. Form 10-K for the fiscal year ended December 31, 2007).

10.1 Director and Executive Compensation Contracts, Plans and Arrangements.

Director Compensation Contracts, Plans and Arrangements

10.1.a AGL Resources Inc. Amended and Restated 1996 Non-Employee Directors Equity Compensation Plan (Exhibit 10.1, AGL Resources Inc. Form 10-Q for the quarter ended September 30, 2002).

10.1.b First Amendment to the AGL Resources Inc. Amended and Restated 1996 Non-Employee Directors Equity Compensation Plan (Exhibit 10.1.o, AGL Resources Inc. Form 10-K for the fiscal year ended December 31, 2002).

10.1.c Second Amendment to the AGL Resources Inc. Amended and Restated 1996 Non-Employee Directors Equity Compensation Plan (Exhibit 10.1.k, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2007).

10.1.d AGL Resources Inc. 2006 Non-Employee Directors Equity Compensation Plan (incorporated herein by reference to Annex C of the AGL Resources Inc. Proxy Statement for the Annual Meeting of Shareholders held May 3, 2006 filed on March 20, 2006).

10.1.e First Amendment to the AGL Resources Inc. 2006 Non-Employee Directors Equity Compensation Plan (Exhibit 10.1.i, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2007).

10.1.f Second Amendment to the AGL Resources Inc. 2006 Non-Employee Directors Equity Compensation Plan.

10.1.g AGL Resources Inc. 1998 Common Stock Equivalent Plan for Non-Employee Directors (Exhibit 10.1.b, AGL Resources Inc. Form 10-Q for the quarter ended December 31, 1997).

10.1.h First Amendment to the AGL Resources Inc. 1998 Common Stock Equivalent Plan for Non-Employee Directors (Exhibit 10.5, AGL Resources Inc. Form 10-Q for the quarter ended March 31, 2000).

10.1.i Second Amendment to the AGL Resources Inc. 1998 Common Stock Equivalent Plan for Non-Employee Directors (Exhibit 10.4, AGL Resources Inc. Form 10-Q for the quarter ended September 30, 2002).

10.1.j Third Amendment to the AGL Resources Inc. 1998 Common Stock Equivalent Plan for Non-Employee Directors (Exhibit 10.5, AGL Resources Inc. Form 10-Q for the quarter ended September 30, 2002).

10.1.k Fourth Amendment to the AGL Resources Inc. 1998 Common Stock Equivalent Plan for Non-Employee Directors (Exhibit 10.1.m, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2007).

10.1.l Fifth Amendment to the AGL Resources Inc. 1998 Common Stock Equivalent Plan for Non-Employee Directors.

10.1.m Description of Directors' Compensation (Exhibit 10.1, AGL Resources Inc. Form 8-K dated December 1, 2004).

10.1.n Form of Stock Award Agreement for Non-Employee Directors (Exhibit 10.1.aj, AGL Resources Inc. Form 10-K for the fiscal year ended December 31, 2004).

10.1.o Form on Nonqualified Stock Option Agreement for Non-Employee Directors (Exhibit 10.1.ak, AGL Resources Inc. Form 10-K for the fiscal year ended December 31, 2004).

10.1.p Form of Director Indemnification Agreement, dated April 28, 2004, between AGL Resources Inc., on behalf of itself and the Indemnities named therein (Exhibit 10.3, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2004).

Executive Compensation Contracts, Plans and Arrangements.

10.1.aa AGL Resources Inc. Long-Term Incentive Plan (1999), as amended and restated as of January 1, 2002 (Exhibit 99.2, AGL Resources Inc. Form 10-Q for the quarter ended March 31, 2002).

10.1.ab First amendment to the AGL Resources Inc. Long-Term Incentive Plan (1999), as amended and restated (Exhibit 10.1.b, AGL Resources Inc. Form 10-K for the fiscal year ended December 31, 2004).

10.1.ac Second amendment to the AGL Resources Inc. Long-Term Incentive Plan (1999), as amended and restated (Exhibit 10.1.l, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2007).

10.1.ad Third amendment to the AGL Resources Inc. Long-Term Incentive Plan (1999), as amended and restated.

10.1.ae AGL Resources Inc. Officer Incentive Plan (Exhibit 10.2, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2001).

10.1.af First amendment to the AGL Resources Inc. Officer Incentive Plan (Exhibit 10.1.j, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2007).

10.1.ag Second amendment to the AGL Resources Inc. Officer Incentive Plan.

10.1.ah AGL Resources Inc. 2007 Omnibus Performance Incentive Plan (Annex A of AGL Resources Inc.'s Schedule 14A, File No. 001-14174, filed with the Securities and Exchange Commission on March 19, 2007).

10.1.ai First Amendment to the AGL Resources Inc. 2007 Omnibus Performance Incentive Plan.

10.1.aj Form of Incentive Stock Option Agreement – AGL Resources Inc. 2007 Omnibus Performance Incentive Plan (Exhibit 10.1.b, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2007).

10.1.ak Form of Nonqualified Stock Option Agreement – AGL Resources Inc. 2007 Omnibus Performance Incentive Plan (Exhibit 10.1.c, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2007).

10.1.al Form of Performance Cash Award Agreement – AGL Resources Inc. 2007 Omnibus Performance Incentive Plan (Exhibit 10.1.d, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2007).

10.1.am Form of Restricted Stock Agreement (performance based) - AGL Resources Inc. 2007 Omnibus Performance Incentive Plan (Exhibit 10.1.e, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2007).

10.1.an Form of Restricted Stock Agreement (time based) – AGL Resources Inc. 2007 Omnibus Performance Incentive Plan (Exhibit 10.1.f, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2007).

10.1.ao Form of Restricted Stock Unit Agreement – AGL Resources Inc. 2007 Omnibus Performance Incentive Plan. (Exhibit 10.1.g, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2007)

10.1.ap Form of Stock Appreciation Rights Agreement – AGL Resources Inc. 2007 Omnibus Performance Incentive Plan (Exhibit 10.1.h, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2007).

10.1.aq Form of Incentive Stock Option Agreement, Nonqualified Stock Option Agreement and Restricted Stock Agreement for key employees (Exhibit 10.1, AGL Resources Inc. Form 10-Q for the quarter ended September 30, 2004).

10.1.ar Form of Performance Unit Agreement for key employees (Exhibit 10.1.e, AGL Resources Inc. Form 10-K for the fiscal year ended December 31, 2004).

10.1.as Forms of Nonqualified Stock Option Agreement without the reload provision (LTIP and Officer Plan) (Exhibit 10.1, AGL Resources Inc. Form 8-K dated March 15, 2005).

10.1.at Form of Nonqualified Stock Option Agreement with the reload provision (Officer Plan) (Exhibit 10.2, AGL Resources Inc. Form 8-K dated March 15, 2005).

10.1.au Form of Restricted Stock Unit Agreement and Performance Cash Unit Agreement for key employees (Exhibit 10.1 and 10.2, respectively, AGL Resources Inc. Form 8-K dated February 24, 2006).

10.1.av AGL Resources Inc. Nonqualified Savings Plan as amended and restated as of January 1, 2009.

10.1.aw AGL Resources Inc. Annual Incentive Plan – 2007 (Exhibit 10.1, AGL Resources Inc. Form 8-K dated August 6, 2007).

10.1.ax Description of Annual Incentive Compensation Arrangement for Douglas N. Schantz (Exhibit 10.1.ax, AGL Resources Inc. Form 10-K for the fiscal year ended December 31, 2007).

10.1.ay Description of Supplemental Executive Retirement Plan for John W. Somerhalder II.

10.1.az AGL Resources Inc. Excess Benefit Plan as amended and restated as of January 1, 2009.

10.1.ba Continuity Agreement, dated December 1, 2007, by and between AGL Resources Inc., on behalf of itself and AGL Services Company (its wholly owned subsidiary) and John W. Somerhalder (Exhibit 10.1.a AGL Resources, Inc. Form 8-K dated January 8, 2008).

10.1.bb Continuity Agreement, dated December 1, 2007, by and between AGL Resources Inc., on behalf of itself and AGL Services Company (its wholly owned subsidiary) and Andrew W. Evans (Exhibit 10.1.b AGL Resources, Inc. Form 8-K dated January 8, 2008).

10.1.bc Continuity Agreement, dated December 1, 2007, by and between AGL Resources Inc., on behalf of itself and AGL Services Company (its wholly owned subsidiary) and Kevin P. Madden (Exhibit 10.1.c AGL Resources, Inc. Form 8-K dated January 8, 2008).

10.1.bd Continuity Agreement, dated December 1, 2007, by and between AGL Resources Inc., on behalf of itself and AGL Services Company (its wholly owned subsidiary) and Douglas N. Schantz (Exhibit 10.1.d AGL Resources, Inc. Form 8-K dated January 8, 2008).

10.1.be Continuity Agreement, dated December 1, 2007, by and between AGL Resources Inc., on behalf of itself and AGL Services Company (its wholly owned subsidiary) and Paul R. Shlanta (Exhibit 10.1.bl, AGL Resources Inc. Form 10-K for the fiscal year ended December 31, 2007).

10.1.bf Form of AGL Resources Inc. Executive Post Employment Medical Benefit Plan (Exhibit 10.1.d, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2003).

10.1.bg Description of compensation for each of John W. Somerhalder, Andrew W. Evans, Kevin P. Madden, Douglas N. Schantz and Paul R. Shlanta (incorporated herein by reference to the Compensation Discussion and Analysis section of the AGL Resources Inc. Proxy Statement for the Annual Meeting of Shareholders held April 30, 2008 filed on March 19, 2008).

10.2 Guaranty Agreement, effective December 13, 2005, by and between Atlanta Gas Light Company and AGL Resources Inc. (Exhibit 10.2, AGL Resources Inc. Form 10-K for the fiscal year ended December 31, 2007).

10.3 Form of Commercial Paper Dealer Agreement between AGL Capital Corporation, as Issuer, AGL Resources Inc., as Guarantor, and the Dealers named therein, dated September 25, 2000 (Exhibit 10.79, AGL Resources Inc. Form 10-K for the fiscal year ended September 30, 2000).

10.4 Guarantee of AGL Resources Inc., dated October 5, 2000, of payments on promissory notes issued by AGL Capital Corporation (AGLCC) pursuant to the Issuing and Paying Agency Agreement dated September 25, 2000, between AGLCC and The Bank of New York (Exhibit 10.80, AGL Resources Inc. Form 10-K for the fiscal year ended September 30, 2000).

10.5 Issuing and Paying Agency Agreement, dated September 25, 2000, between AGL Capital Corporation and The Bank of New York. (Exhibit 10.81, AGL Resources Inc. Form 10-K for the fiscal year ended September 30, 2000).

10.6.a Amended and Restated Master Environmental Management Services Agreement, dated July 25, 2002 by and between Atlanta Gas Light Company and The RETEC Group, Inc. (Exhibit 10.2, AGL Resources Inc. Form 10-Q for the quarter ended June 30, 2003). (Confidential treatment pursuant to 17 CFR Sections 200.80 (b) and 240.24-b has been granted regarding certain portions of this exhibit, which portions have been filed separately with the Commission).

10.6.b Modification to the Amended and Restated Master Environmental Management Services Agreement, dated July 25, 2002 by and between Atlanta Gas Light Company and The RETEC Group, Inc.

10.6.c Term Extension to the Amended and Restated Master Environmental Management Services Agreement, dated July 25, 2002 by and between Atlanta Gas Light Company and The RETEC Group, Inc.

10.6.d Modification to the Amended and Restated Master Environmental Management Services Agreement, dated July 25, 2002 by and between Atlanta Gas Light Company and The RETEC Group, Inc.

10.6.e Second Modification to the Amended and Restated Master Environmental Management Services Agreement, dated July 25, 2002 by and between Atlanta Gas Light Company and The RETEC Group, Inc.

10.6.f Third Modification to the Amended and Restated Master Environmental Management Services Agreement, dated July 25, 2002 by and between Atlanta Gas Light Company and The RETEC Group, Inc.

10.7 Credit Agreement dated as of August 31, 2006, by and among AGL Resources Inc., AGL Capital Corporation, SunTrust Bank, as administrative agent, Wachovia Bank, National Association, as syndication agent, JPMorgan Chase Bank, N.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Calyon New York Branch, as co-documentation agents, and the several other banks and other financial institutions named therein (Exhibit 10, AGL Resources Inc. Form 8-K dated August 31, 2006).

10.8 SouthStar Energy Services LLC Amended and Restated Agreement, dated April 1, 2004 by and between Georgia Natural Gas Company and Piedmont Energy Company (Exhibit 10, AGL Resources Inc. Form 10-Q for the quarter ended March 31, 2004).

10.9 Letter of Credit and Security Agreement dated as of September 4, 2008 by and among Pivotal Utility Holdings, Inc. as borrower, AGL Resources Inc. as Guarantor, Bank of America, N.A. as Administrative Agent, The Bank of Tokyo-Mitsubishi UFJ, LTD. as Syndication Agent and Bank of America, N.A. as Issuing Bank (Exhibit 10.1, AGL Resources Inc. Form 10-Q for the quarter ended September 30, 2008).

10.10 Credit Agreement as of September 30, 2008 by and among AGL Resources Inc., AGL Capital Corporation, Wachovia Bank, N.A. as Administrative Agent, Wachovia Capital Markets, LLC as sole lead arranger and sole lead bookrunner. SunTrust Bank, NA, The Bank of Tokyo-Mitsubishi UFJ, LTD., Calyon New York Brand and The Royal Bank of Scotland PLC as Co-Documentation Agents (Exhibit 10.1, AGL Resources Inc. Form 8-K dated September 30, 2008).

14 AGL Resources Inc. Code of Ethics for its Chief Executive Officer and its Senior Financial Officers (Exhibit 14, AGL Resources Inc. Form 10-K for the year ended December 31, 2004).

21 Subsidiaries of AGL Resources Inc.

23 Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

24 Powers of Attorney (included on signature page hereto).

31.1 Certification of John W. Somerhalder II pursuant to Rule 13a – 14(a).

31.2 Certification of Andrew W. Evans pursuant to Rule 13a – 14(a).

32.1 Certification of John W. Somerhalder II pursuant to 18 U.S.C. Section 1350.

32.2 Certification of Andrew W. Evans pursuant to 18 U.S.C. Section 1350.

(b) Exhibits filed as part of this report.

See Item 15(a)(3).

(c) Financial statement schedules filed as part of this report.

See Item 15(a)(2).

Signatures

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized, on February 5, 2009.

AGL Resources Inc.

John W. Somerhalder II
Chairman, President and Chief Executive Officer

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John W. Somerhalder II, Andrew W. Evans, Paul R. Shlanta and Bryan E. Seas, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K for the year ended December 31, 2008, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of February 5, 2009.

Signature, title	Signature, title	Signature, title
John W. Somerhalder II Chairman, President and Chief Executive Officer (Principal Executive Officer)	Sandra N. Bane, Director	Charles H. McTier, Director
	Thomas D. Bell, Jr., Director	Dean R. O'Hare, Director
Andrew W. Evans Executive Vice President and Chief Financial Officer (Principal Financial Officer)	Charles R. Crisp, Director	D. Raymond Riddle, Director
	Arthur E. Johnson, Director	James A. Rubright, Director
Bryan E. Seas Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	Wyck A. Knox, Jr., Director	Felker W. Ward, Jr., Director
	Dennis M. Love, Director	Bettina M. Whyte, Director
		Henry C. Wolf, Director

Schedule II

AGL Resources Inc. and Subsidiaries
Valuation and Qualifying Accounts — Allowance for Uncollectible Accounts and Income Tax Valuation for Each of the Three Years in the Period Ended December 31, 2008.

In millions	Allowance for uncollectible accounts	Income tax valuation
Balance at December 31, 2005	$ 15	$ 9
Provisions charged to income in 2006	22	—
Accounts written off as uncollectible, net in 2006	(22)	—
Decrease due to change in circumstances	—	(6)
Balance at December 31, 2006	15	3
Provisions charged to income in 2007	19	—
Accounts written off as uncollectible, net in 2007	(20)	—
Balance at December 31, 2007	14	3
Provisions charged to income in 2008	**27**	**—**
Accounts written off as uncollectible, net in 2008	**(25)**	**—**
Balance at December 31, 2008	**$ 16**	**$ 3**

Exhibit 31.1 – Certification of John W. Somerhalder II pursuant to Rule 13a – 14(a)

I, John W. Somerhalder II, certify that:

1. I have reviewed this annual report on Form 10-K of AGL Resources Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 5, 2009

John W. Somerhalder II
Chairman, President and
Chief Executive Officer

Exhibit 31.2 – Certification of Andrew W. Evans pursuant to Rule 13a – 14(a)

I, Andrew W. Evans, certify that:

1. I have reviewed this annual report on Form 10-K of AGL Resources Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 5, 2009

Andrew W. Evans
Executive Vice President and
Chief Financial Officer

Shareholder Information

Corporate Headquarters

AGL Resources Inc., Ten Peachtree Place, N.E., Atlanta, GA 30309; 404-584-4000; website: aglresources.com.

Stock Exchange Listing

Our common stock is traded on the New York Stock Exchange under the symbol "AGL" and quoted in *The Wall Street Journal* as "AGL Res." Prior to February 2009, our common stock was traded on the New York Stock Exchange under the symbol "ATG."

Transfer Agent and Registrar

Wells Fargo serves as our transfer agent and registrar and can help with a variety of stock-related matters, including name and address changes; transfer of stock ownership; lost certificates; and Form 1099s.

Inquiries may be directed to: Wells Fargo Shareowner Services, P.O. Box 64874, St. Paul, MN 55164-0874; toll-free 800-468-9716; website: www.wellsfargo.com/shareownerservices.

Available Information

A copy of this Annual Report, as well as our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, other reports that we file with or furnish to the Securities and Exchange Commission (SEC) and our recent news releases are available free of charge at our website aglresources.com as soon as reasonably practicable. The information contained on our website should not be considered part of this document and does not constitute incorporation by reference.

Our Annual Report on Form 10-K includes the certifications of our chief executive officer and chief financial officer required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Additionally, we have filed the most recent annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual pursuant to which our CEO certified to the NYSE that he was not aware of any violation by AGL Resources of the NYSE's corporate governance listing standards.

Our corporate governance guidelines; our code of ethics for the CEO and senior financial officers; our code of conduct and ethics; and the charters of our Board committees also are available on our website.

The above information and any exhibit to our 2008 Form 10-K also will be furnished free of charge upon written request to our Investor Relations department at: Steve Cave, Managing Director, Investor Relations, AGL Resources, Ten Peachtree Place, N.E., Atlanta, GA 30309; 404-584-3801; scave@aglresources.com.

Institutional Investor Inquiries

Institutional investors and securities analysts should direct inquiries to: Steve Cave, Managing Director, Investor Relations, AGL Resources, Ten Peachtree Place, N.E., Atlanta, GA 30309; 404-584-3801; scave@aglresources.com.

Annual Meeting

The 2009 annual meeting of shareholders will be held Wednesday, April 29, 2009, at AGL Resources corporate headquarters, Ten Peachtree Place, N.E., Atlanta, GA 30309.

ResourcesDIRECT™

New investors may make an initial investment, and shareholders of record may acquire additional shares of our common stock, through ResourcesDIRECT™ without paying brokerage fees or

service charges. Initial cash investments, quarterly cash dividends and/or optional cash purchases may be invested through the plan prospectus and enrollment materials. Contact our transfer agent at 800-468-9716 or visit our website at aglresources.com.

Stock Price and Dividend Information

At January 30, 2009, there were approximately 9,800 record holders of our common stock. Quarterly information concerning our high, low and closing prices and cash dividends that we paid in 2008 and 2007 is as follows:

2008

	Sales price of common stock			Cash dividend per
Quarter ended	High	Low	Close	common share
March 31, 2008	**$39.13**	**$33.45**	**$34.32**	**$0.42**
June 30, 2008	**36.50**	**33.46**	**34.58**	**0.42**
September 30, 2008	**35.44**	**30.60**	**31.38**	**0.42**
December 31, 2008	**32.07**	**24.02**	**31.35**	**0.42**

2007

	Sales price of common stock			Cash dividend per
Quarter ended	High	Low	Close	common share
March 31, 2007	$42.99	$38.20	$42.72	$0.41
June 30, 2007	44.67	39.52	40.48	0.41
September 30, 2007	41.51	35.24	39.62	0.41
December 31, 2007	41.16	35.42	37.64	0.41

We pay dividends four times a year: March 1, June 1, September 1 and December 1. We have paid 245 consecutive quarterly dividends beginning in 1948. Dividends are declared at the discretion of our Board of Directors, and future dividends will depend on our future earnings, cash flow, financial requirements and other factors. In February 2009, we increased the quarterly dividend to $0.43 per common share and in February 2008 it was increased to $0.42 per common share.

Comparison of 5 Year Cumulative Total Return*

The performance graph below compares the yearly percentage change in our total return to shareholders for the last five years with the total return of the Standard and Poor's 500 Stock Index, Standard and Poor's Utilities Stock Index and a self-determined peer group. The self-determined peer group contains a hybrid group of utility companies, primarily natural gas distribution companies, with similar revenues, market capitalization and asset base that were recommended by a global management consulting firm and approved by our Board of Directors. This new self-determined peer group will replace the S&P Utilities Index in prospective graphs. There are 13 companies included in this peer group: Atmos Energy Corp., Integrys Energy Group Inc., National Fuel Gas Company, New Jersey Resources Corp., Nicor Inc., Northwest Natural Gas Company, Oneok Inc., Piedmont National Gas Company Inc., Questar Corp., South Jersey Industries Inc., Southwest Gas Corp., UGI Corp. and WGL Holdings Inc.


$250
$200
$150
$100
$50
$0
AGL Resources Inc.
S&P 500
S&P Utilities
Peer Group
100
124.28
124.02
118.81
110.88
145.21
141.41
129.08
116.33
176.24
175.69
150.37
134.70
209.75
193.43
151.64
142.10
158.45
148.95
132.82
89.53
*$100 invested on December 31, 2003, in stock or index, including investment of dividends, for years ending December 31.
Source: Research Data Group
12/03
12/04
12/05
12/06
12/07
12/08

Design: Herring Design Photography: pages 1 and 7, Stan Kaady; page 4, Stephen Marks; page 8, courtesy of Waffle House, Inc.; page 11, William VanderDecker and Bob Cimmino, Merck & Co, Inc.; page 12, NASA. Printed on 10% post consumer recycled content.


AGL Resources™

Ten Peachtree Place, N.E.
Atlanta, Georgia 30309

AGL Resources serves approximately 2.3 million end-use natural gas customers in six states through its utility subsidiaries: Atlanta Gas Light, Chattanooga Gas, Elizabethtown Gas, Elkton Gas, Florida City Gas and Virginia Natural Gas. We provide asset management and related services to wholesale natural gas customers across the United States and in Canada through our subsidiary, Sequent Energy Management. We market natural gas in Georgia, Ohio and portions of the southeastern U.S. through a 70% ownership in SouthStar Energy Services. We own and operate complementary energy investments including Jefferson Island Storage & Hub, a high-deliverability natural gas storage facility near the Henry Hub in Louisiana, and the Golden Triangle Storage project, a natural gas storage facility currently under development near Beaumont, Texas.

aglresources.com